INTERIM REPORT
For the six months ended
June 30, 2021

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at June 30, 2021 and December 31, 2020
(unaudited - US$ millions)

	Notes	June 30, 2021	December 31, 2020
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $176.8; December 31, 2020 – $79.5)	5, 19	1,480.6	1,252.2
Insurance contract receivables		7,162.9	5,816.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $637.4; December 31, 2020 – $751.9)	5, 19	15,328.4	13,197.8
Bonds (cost $14,684.9; December 31, 2020 – $14,916.1)	5	15,354.3	15,734.6
Preferred stocks (cost $547.7; December 31, 2020 – $268.3)	5	1,314.9	605.2
Common stocks (cost $4,654.1; December 31, 2020 – $4,635.5)	5	5,322.8	4,599.1
Investments in associates (fair value $5,601.1; December 31, 2020 – $4,154.3)	5, 6	4,720.3	4,381.8
Investment in associate held for sale (fair value $729.5; December 31, 2020 – $729.5)	5, 6, 15	729.5	729.5
Derivatives and other invested assets (cost $866.9; December 31, 2020 – $944.4)	5, 7	911.9	812.4
Assets pledged for derivative obligations (cost $226.4; December 31, 2020 – $196.1)	5, 7	226.5	196.4
Fairfax India cash, portfolio investments and associates (fair value $3,330.6; December 31, 2020 – $2,791.0)	5, 6, 19	1,962.7	1,851.8
		45,871.3	42,108.6

Assets held for sale	15	216.3	—
Deferred premium acquisition costs		1,756.3	1,543.7
Recoverable from reinsurers (including recoverables on paid losses – $886.6; December 31, 2020 – $686.8)	8, 9	11,637.0	10,533.2
Deferred income tax assets		513.5	713.9
Goodwill and intangible assets		6,161.5	6,229.1
Other assets		5,449.7	5,857.2
Total assets		80,249.1	74,054.0

Liabilities
Accounts payable and accrued liabilities		4,965.6	4,996.1
Derivative obligations (including at the holding company – $67.2; December 31, 2020 – $22.8)	5, 7	219.7	189.4
Liabilities associated with assets held for sale	15	113.1	—
Deferred income tax liabilities		410.3	356.4
Insurance contract payables		3,905.0	2,964.0
Insurance contract liabilities	8	42,281.6	39,206.8
Borrowings – holding company and insurance and reinsurance companies	10	6,982.2	6,614.0
Borrowings – non-insurance companies	10	1,834.8	2,200.0
Total liabilities		60,712.3	56,526.7

Equity	11
Common shareholders’ equity		14,015.1	12,521.1
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		15,350.6	13,856.6
Non-controlling interests		4,186.2	3,670.7
Total equity		19,536.8	17,527.3
		80,249.1	74,054.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2021 and 2020
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2021	2020	2021	2020
Income
Gross premiums written	17	5,977.7	4,702.7	11,405.7	9,478.4
Net premiums written	17	4,529.5	3,555.5	8,675.4	7,401.9

Gross premiums earned		5,218.8	4,259.0	9,976.0	8,475.3
Premiums ceded to reinsurers		(1,204.4)	(925.5)	(2,231.2)	(1,754.0)
Net premiums earned	17	4,014.4	3,333.5	7,744.8	6,721.3
Interest and dividends		160.8	205.0	328.7	422.9
Share of profit (loss) of associates	6	75.4	(23.1)	119.7	(228.3)
Net gains (losses) on investments	5	1,290.2	644.1	2,132.2	(895.4)
Gain on consolidation and deconsolidation of insurance subsidiaries		45.3	—	112.0	117.1
Other revenue	17	1,244.9	905.6	2,391.8	2,086.6
		6,831.0	5,065.1	12,829.2	8,224.2
Expenses
Losses on claims, gross	8	3,235.8	2,968.7	6,266.9	5,752.5
Losses on claims, ceded to reinsurers		(674.0)	(693.7)	(1,328.9)	(1,299.5)
Losses on claims, net	18	2,561.8	2,275.0	4,938.0	4,453.0
Operating expenses	18	680.2	621.0	1,365.0	1,276.5
Commissions, net	9	664.4	559.7	1,283.9	1,117.7
Interest expense	10	117.8	122.2	283.9	237.9
Other expenses	17, 18	1,239.3	938.4	2,408.8	2,211.7
		5,263.5	4,516.3	10,279.6	9,296.8
Earnings (loss) before income taxes		1,567.5	548.8	2,549.6	(1,072.6)
Provision for (recovery of) income taxes	13	287.3	122.5	446.8	(109.8)
Net earnings (loss)		1,280.2	426.3	2,102.8	(962.8)

Attributable to:
Shareholders of Fairfax		1,201.4	434.9	2,007.4	(824.4)
Non-controlling interests		78.8	(8.6)	95.4	(138.4)
		1,280.2	426.3	2,102.8	(962.8)

Net earnings (loss) per share	12	$45.79	$16.00	$76.18	$(31.76)
Net earnings (loss) per diluted share	12	$43.25	$15.26	$72.16	$(31.76)
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	25,986	26,487	26,054	26,645

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2021 and 2020
(unaudited – US$ millions)

		Second quarter		First six months
	Notes	2021	2020	2021	2020

Net earnings (loss)		1,280.2	426.3	2,102.8	(962.8)

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations		21.1	124.8	20.1	(459.4)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	(33.1)	(88.1)	(60.9)	103.3
Gains (losses) on hedge of net investment in European operations		(7.8)	(19.1)	27.9	(1.6)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans		5.5	(19.0)	(58.3)	(88.9)
		(14.3)	(1.4)	(71.2)	(446.6)
Net unrealized foreign currency translation (gains) losses reclassified to net earnings (loss)		—	—	(0.3)	161.9
		(14.3)	(1.4)	(71.5)	(284.7)
Items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans		(2.7)	(27.1)	(2.7)	(27.1)
Share of net gains on defined benefit plans of associates		6.9	1.9	8.9	11.2
Other		—	—	13.8	—
		4.2	(25.2)	20.0	(15.9)
Other comprehensive income (loss), net of income taxes		(10.1)	(26.6)	(51.5)	(300.6)

Comprehensive income (loss)		1,270.1	399.7	2,051.3	(1,263.4)

Attributable to:
Shareholders of Fairfax		1,207.7	399.7	1,981.5	(995.6)
Non-controlling interests		62.4	—	69.8	(267.8)
		1,270.1	399.7	2,051.3	(1,263.4)

	Second quarter		First six months
	2021	2020	2021	2020
Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	1.1	3.2	(6.1)	6.7
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(0.9)	(2.6)	6.8	4.3
	0.2	0.6	0.7	11.0
Net unrealized foreign currency translation (gains) losses reclassified to net earnings (loss)	—	—	—	0.4
	0.2	0.6	0.7	11.4
Income tax on items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans	1.0	10.0	1.0	10.0
Share of net gains on defined benefit plans of associates	(1.7)	(1.0)	(2.5)	(1.6)
	(0.7)	9.0	(1.5)	8.4

Total income tax (expense) recovery	(0.5)	9.6	(0.8)	19.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2021 and 2020
(unaudited - US$ millions)

	Common shares(1)	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the period	—	—	—	2,007.4	—	2,007.4	—	2,007.4	95.4	2,102.8
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	41.6	41.6	—	41.6	(21.5)	20.1
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(60.9)	(60.9)	—	(60.9)	—	(60.9)
Gains on hedge of net investment in European operations	—	—	—	—	27.9	27.9	—	27.9	—	27.9
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(55.7)	(55.7)	—	(55.7)	(2.6)	(58.3)
Net unrealized foreign currency translation gains reclassified to net earnings	—	—	—	—	(0.3)	(0.3)	—	(0.3)	—	(0.3)
Net losses on defined benefit plans	—	—	—	—	(1.1)	(1.1)	—	(1.1)	(1.6)	(2.7)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	13.4	13.4	—	13.4	(4.5)	8.9
Other	—	—	—	—	9.2	9.2	—	9.2	4.6	13.8
Issuances for share-based payments	—	41.5	(42.1)	—	—	(0.6)	—	(0.6)	(3.1)	(3.7)
Purchases and amortization for share-based payments	—	(90.8)	51.0	—	—	(39.8)	—	(39.8)	3.3	(36.5)
Purchases for cancellation	(34.2)	—	—	(23.0)	—	(57.2)	—	(57.2)	—	(57.2)
Common share dividends	—	—	—	(272.1)	—	(272.1)	—	(272.1)	(143.7)	(415.8)
Preferred share dividends	—	—	—	(22.5)	—	(22.5)	—	(22.5)	—	(22.5)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	217.3	217.3
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	(51.0)	(51.0)
Other net changes in capitalization (note 11)	—	—	3.9	(99.2)		(95.3)	—	(95.3)	422.9	327.6
Balance as of June 30, 2021	6,677.8	(782.1)	261.2	8,683.1	(824.9)	14,015.1	1,335.5	15,350.6	4,186.2	19,536.8

Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net loss for the period	—	—	—	(824.4)	—	(824.4)	—	(824.4)	(138.4)	(962.8)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(345.7)	(345.7)	—	(345.7)	(113.7)	(459.4)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	103.3	103.3	—	103.3	—	103.3
Losses on hedge of net investment in European operations	—	—	—	—	(1.6)	(1.6)	—	(1.6)	—	(1.6)
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(74.2)	(74.2)	—	(74.2)	(14.7)	(88.9)
Net unrealized foreign currency translation losses reclassified to net loss	—	—	—	—	161.9	161.9	—	161.9	—	161.9
Net losses on defined benefit plans	—	—	—	—	(27.1)	(27.1)	—	(27.1)	—	(27.1)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	12.2	12.2	—	12.2	(1.0)	11.2
Issuances for share-based payments	—	52.6	(56.3)	—	—	(3.7)	—	(3.7)	—	(3.7)
Purchases and amortization for share-based payments	—	(120.2)	44.0	—	—	(76.2)	—	(76.2)	2.9	(73.3)
Purchases for cancellation	(55.9)	—	—	(11.1)	—	(67.0)	—	(67.0)	—	(67.0)
Common share dividends	—	—	—	(275.7)	—	(275.7)	—	(275.7)	(153.1)	(428.8)
Preferred share dividends	—	—	—	(21.9)	—	(21.9)	—	(21.9)	—	(21.9)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	102.9	102.9
Deconsolidation of subsidiary	—	9.5	(6.4)	(57.8)	28.0	(26.7)	—	(26.7)	340.4	313.7
Other net changes in capitalization	—	—	4.0	(121.1)	—	(117.1)	—	(117.1)	91.4	(25.7)
Balance as of June 30, 2020	6,741.3	(719.2)	224.3	6,067.2	(854.9)	11,458.7	1,335.5	12,794.2	3,645.8	16,440.0
(1)    Includes multiple voting shares with a carrying value of $3.8 at January 1, 2020, June 30, 2020, January 1, 2021 and June 30, 2021.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2021 and 2020
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2021	2020	2021	2020
Operating activities
Net earnings (loss)		1,280.2	426.3	2,102.8	(962.8)
Depreciation, amortization and impairment charges	18	186.4	186.7	362.6	391.7
Net bond premium (discount) amortization		9.7	—	15.7	(21.6)
Amortization of share-based payment awards		26.0	22.3	51.0	44.0
Share of (profit) loss of associates	6	(75.4)	23.1	(119.7)	228.3
Deferred income taxes	13	184.3	66.2	253.9	(159.7)
Net (gains) losses on investments	5, 15	(1,289.9)	(642.9)	(2,127.4)	897.8
Gain on consolidation and deconsolidation of insurance subsidiaries		(45.3)	—	(112.0)	(117.1)
Loss on redemptions of borrowings	10	—	—	45.7	—
Net increase in fair value of investment property	5	(0.3)	(1.2)	(4.8)	(2.4)
Net purchases of securities classified at FVTPL	19	(333.3)	(1,050.5)	(145.4)	(851.8)
Changes in operating assets and liabilities		882.1	468.9	1,379.7	575.7
Cash provided by (used in) operating activities		824.5	(501.1)	1,702.1	22.1

Investing activities
Sales of investments in associates	6	26.4	15.1	61.1	32.0
Purchases of investments in associates	6	(29.0)	(5.3)	(56.2)	(13.4)
Net purchases of premises and equipment and intangible assets		(55.6)	(50.5)	(157.2)	(139.4)
Net purchases of investment property	5	(1.1)	(3.8)	(1.5)	(2.1)
Purchases of subsidiaries, net of cash acquired		8.3	—	7.4	—
Proceeds from sale of insurance subsidiaries, net of cash divested		12.7	—	85.4	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested		161.4	—	169.2	—
Increase in restricted cash for purchase of subsidiary		—	—	(26.0)	—
Cash provided by (used in) investing activities		123.1	(44.5)	82.2	98.8

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	645.0	1,250.0	645.0
Repayments		(40.1)	(0.1)	(806.4)	(0.2)
Net borrowings (repayments) on holding company credit facility		—	(800.0)	(200.0)	970.0
Net borrowings (repayments) on other revolving credit facilities		(38.0)	(82.6)	60.0	—
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		2.0	(5.0)	465.2	56.8
Repayments		(54.1)	(5.5)	(561.2)	(40.8)
Net borrowings (repayments) on revolving credit facilities and short term loans		(29.2)	(119.2)	(144.5)	206.7
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(16.4)	(16.3)	(32.5)	(31.1)
Principal payments on lease liabilities - non-insurance companies		(38.6)	(35.9)	(78.1)	(81.3)
Subordinate voting shares:	11
Purchases for treasury		(63.2)	(66.2)	(90.8)	(120.2)
Purchases for cancellation		—	(48.8)	(57.2)	(67.0)
Common share dividends		—	—	(272.1)	(275.7)
Preferred share dividends		(11.4)	(11.2)	(22.5)	(21.9)
Subsidiary shares:	11
Issuances to non-controlling interests, net of issuance costs		30.3	—	317.0	—
Purchases of non-controlling interests		(27.9)	(8.9)	(51.8)	(21.6)
Dividends paid to non-controlling interests		(137.5)	(148.0)	(143.7)	(153.1)
Cash provided by (used in) financing activities		(424.1)	(702.7)	(368.6)	1,065.6
Increase (decrease) in cash and cash equivalents		523.5	(1,248.3)	1,415.7	1,186.5
Cash and cash equivalents – beginning of period		5,351.1	6,179.6	4,467.1	3,863.3
Foreign currency translation		26.3	44.0	18.1	(74.5)
Cash and cash equivalents – end of period	19	5,900.9	4,975.3	5,900.9	4,975.3
See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2021 and 2020
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three and six months ended June 30, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value, and non-current assets, disposal groups and an investment in associate held for sale that have been measured at the lower of carrying value and fair value less costs to sell.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on July 29, 2021.
3.    Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2020, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2021

Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
On August 27, 2020 the IASB issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases to address financial statement impacts and practical expedients when an existing interest rate benchmark such as LIBOR is replaced with an alternative reference rate. Retrospective adoption of these amendments on January 1, 2021 did not have a significant impact on the company’s consolidated financial statements.

COVID-19-related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
On March 31, 2021 the IASB issued an amendment to IFRS 16 Leases to extend by one year the optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16 for affected lease payments due on or before June 30, 2022. Retrospective early adoption of this amendment on March 31, 2021 did not have a significant impact on the company’s consolidated financial statements.

Configuration or Customization Costs in a Cloud Computing Arrangement (IAS 38 Intangible Assets)
In April 2021 the IASB ratified an agenda decision by the IFRS Interpretations Committee that clarifies the accounting for configuration and customization costs incurred in a Software as a Service (“SaaS”) arrangement. The agenda decision provides guidance on assessing whether costs incurred can be capitalized as an intangible asset and timing of expense recognition. The company is currently evaluating the expected impact of this agenda decision on its consolidated financial statements.

New accounting pronouncements issued but not yet effective

The IASB issued the following amendments in 2021 and 2020 which the company does not expect to adopt in advance of their respective effective dates: Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), Reference to the Conceptual Framework (Amendments to IFRS 3) and Annual Improvements to IFRS Standards 2018–2020, effective January 1, 2022; and Classification of Liabilities as Current or Non-current (Amendments to IAS 1), Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) and Definition of Accounting Estimates (Amendments to IAS 8) effective January 1, 2023. The company is currently evaluating the expected impact of these pronouncements on its consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
On May 7, 2021 the IASB issued amendments to IAS 12 Income Taxes to clarify how companies account for deferred tax on transactions that give rise to equal taxable and deductible temporary differences, such as lease transactions under IFRS 16 Leases that require recognition of a lease liability and a corresponding right-of-use asset at the commencement date of a lease. The amendments preclude the use of the initial recognition exemption on such transactions and are effective for annual periods beginning on or after January 1, 2023 with early application permitted. Upon adoption, the amendments require the deferred tax asset and liability on temporary differences associated with lease balances to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect of initially applying the amendments recorded as an adjustment to opening equity. The company is currently evaluating the expected impact of these amendments on its consolidated financial statements.

IFRS 17 Insurance Contracts ("IFRS 17")
On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable. The company’s adoption of IFRS 17 continues to focus on implementing information technology systems to conduct a parallel run in 2022 and on evaluating the impact that IFRS 17 will have on the consolidated financial statements.

4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2020. The broad effects of the ongoing COVID-19 pandemic on the company are described in note 16.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates, investment in associate held for sale and other invested assets.

	June 30, 2021	December 31, 2020
Holding company
Cash and cash equivalents(1)	186.3	280.0
Short term investments	347.4	159.2
Bonds	431.5	457.2
Preferred stocks	14.2	4.7
Common stocks(2)	158.1	123.7
Derivatives (note 7)	166.3	147.9
	1,303.8	1,172.7
Assets pledged for derivative obligations:
Short term investments	176.8	79.5

Holding company cash and investments as presented on the consolidated balance sheet	1,480.6	1,252.2
Derivative obligations (note 7)	(67.2)	(22.8)
	1,413.4	1,229.4
Portfolio investments
Cash and cash equivalents(1)	6,291.9	4,886.5
Short term investments	9,036.5	8,311.3
Bonds	15,354.3	15,734.6
Preferred stocks	1,314.9	605.2
Common stocks(2)	5,322.8	4,599.1
Investments in associates (note 6)	4,720.3	4,381.8
Investment in associate held for sale (note 6)	729.5	729.5
Derivatives (note 7)	295.7	234.8
Other invested assets(3)	616.2	577.6
	43,682.1	40,060.4
Assets pledged for derivative obligations:
Short term investments	163.9	113.9
Bonds	62.6	82.5
	226.5	196.4
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	88.8	90.2
Bonds	91.9	21.0
Common stocks	480.8	412.3
Investments in associates (note 6)	1,301.2	1,328.3
	1,962.7	1,851.8

Portfolio investments as presented on the consolidated balance sheet	45,871.3	42,108.6
Derivative obligations (note 7)	(152.5)	(166.6)
	45,718.8	41,942.0

Total investments, net of derivative obligations	47,132.2	43,171.4
(1)    Includes aggregate restricted cash and cash equivalents at June 30, 2021 of $678.5 (December 31, 2020 - $789.6). See note 19.
(2)    Includes aggregate investments in limited partnerships with a carrying value at June 30, 2021 of $2,095.2 (December 31, 2020 - $1,935.9).
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At June 30, 2021 bonds containing call, put and both call and put features represented $6,799.4, $80.3 and $481.1 respectively (December 31, 2020 - $7,155.0, $1.3 and $1,075.8) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at June 30, 2021 of $603.4 (December 31, 2020 - $330.8) that economically hedge the company's exposure to interest rate risk as described in note 7. The increase in the company's holdings of bonds due in 1 year or less was primarily due to net purchases of first mortgage loans of $408.0. The decrease in the company's holdings of bonds due after 1 year through 5 years was primarily due to net sales of short to mid-dated high quality corporate bonds for proceeds of $1,720.0 and the exchange of Seaspan Corporation debentures for Atlas Corp. preferred shares as described in note 6, partially offset by net purchases of India government bonds of $1,161.3 that also increased the holdings of bonds due after 5 years through 10 years.

	June 30, 2021		December 31, 2020
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	5,951.1	5,924.2	4,968.1	4,935.3
Due after 1 year through 5 years	7,661.3	8,312.6	9,378.4	10,096.9
Due after 5 years through 10 years	1,139.3	1,165.9	654.2	718.5
Due after 10 years	400.9	537.6	419.2	544.6
	15,152.6	15,940.3	15,419.9	16,295.3
(1)    Includes bonds held by the holding company and Fairfax India.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2021				December 31, 2020
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	6,567.0	—	—	6,567.0	5,256.7	—	—	5,256.7

Short term investments:
Canadian government	274.2	—	—	274.2	638.1	—	—	638.1
Canadian provincials	1,268.7	—	—	1,268.7	1,002.9	—	—	1,002.9
U.S. treasury	7,537.8	—	—	7,537.8	6,343.3	—	—	6,343.3
Other government	251.0	155.2	—	406.2	266.7	234.9	—	501.6
Corporate and other	—	237.7	—	237.7	—	178.0	—	178.0
	9,331.7	392.9	—	9,724.6	8,251.0	412.9	—	8,663.9
Bonds:
Canadian government	—	24.2	—	24.2	—	16.5	—	16.5
Canadian provincials	—	77.4	—	77.4	—	49.9	—	49.9
U.S. treasury	—	2,911.4	—	2,911.4	—	3,058.4	—	3,058.4
U.S. states and municipalities	—	386.3	—	386.3	—	378.2	—	378.2
Other government	—	2,094.8	—	2,094.8	—	944.0	—	944.0
Corporate and other(2)	—	7,930.9	2,515.3	10,446.2	—	10,074.1	1,774.2	11,848.3
	—	13,425.0	2,515.3	15,940.3	—	14,521.1	1,774.2	16,295.3
Preferred stocks:
Canadian	—	18.0	96.2	114.2	—	12.2	93.0	105.2
U.S.	—	—	12.0	12.0	—	—	17.0	17.0
Other(3)	12.9	288.0	902.0	1,202.9	10.3	—	477.4	487.7
	12.9	306.0	1,010.2	1,329.1	10.3	12.2	587.4	609.9
Common stocks:
Canadian	1,262.2	129.7	266.8	1,658.7	802.5	108.7	181.5	1,092.7
U.S.	559.3	38.9	1,096.1	1,694.3	485.1	32.0	998.8	1,515.9
Other	1,412.2	260.4	936.1	2,608.7	1,250.8	338.4	937.3	2,526.5
	3,233.7	429.0	2,299.0	5,961.7	2,538.4	479.1	2,117.6	5,135.1

Derivatives and other invested assets	—	121.4	956.8	1,078.2	—	237.4	722.9	960.3

Derivative obligations (note 7)	—	(190.0)	(29.7)	(219.7)	—	(164.1)	(25.3)	(189.4)

Holding company cash and investments and portfolio investments measured at fair value	19,145.3	14,484.3	6,751.6	40,381.2	16,056.4	15,498.6	5,176.8	36,731.8

	47.4%	35.9%	16.7%	100.0%	43.7%	42.2%	14.1%	100.0%

Investments in associates (note 6)(4)	4,324.7	22.3	4,652.7	8,999.7	3,073.8	17.7	4,059.8	7,151.3
(1)    Includes restricted cash and cash equivalents at June 30, 2021 of $678.5 (December 31, 2020 - $789.6). See note 19.
(2)    Included in Level 3 are the company's investments in first mortgage loans at June 30, 2021 of $1,183.3 (December 31, 2020 - $775.4) secured by real estate primarily in the U.S., Europe and Canada.
(3)    Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"), which are described on the next page. The company also holds a 49.0% equity interest in Digit that is accounted for as an investment in associate as described in note 6.
(4)    The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of RiverStone Barbados which is held for sale at June 30, 2021 and December 31, 2020 pursuant to the transaction described in note 15.
There were no significant changes to the valuation techniques and processes used at June 30, 2021 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2020, other than for the Digit compulsory convertible preferred shares as described on the next page.

Certain limited partnerships included in common stocks in the table above are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the six months ended June 30, 2021 and 2020 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2021
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,774.2	587.4	1,766.9	110.8	239.9	697.6	5,176.8
Net realized and unrealized gains (losses) included in the consolidated statement of earnings(2)	232.3	425.6	290.2	(2.4)	43.5	196.3	1,185.5
Purchases	553.2	2.0	78.8	—	26.3	7.1	667.4
Acquisitions of subsidiaries (note 15)	—	—	—	—	—	27.4	27.4
Transfer into category	—	—	—	—	10.9	—	10.9
Sales and distributions	(57.6)	(5.9)	(153.0)	(3.3)	(0.7)	(6.6)	(227.1)
Transfer out of category	—	—	(102.0)	—	(10.7)	—	(112.7)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income (loss)	13.2	1.1	3.8	1.3	(1.3)	5.3	23.4
Balance - June 30	2,515.3	1,010.2	1,884.7	106.4	307.9	927.1	6,751.6

	2020
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	1,420.1	569.2	1,846.7	129.2	205.6	764.3	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(62.4)	(37.5)	(137.1)	(4.8)	(1.9)	(175.1)	(418.8)
Purchases	281.7	10.7	162.7	—	3.0	47.2	505.3
Sales and distributions	(22.3)	(0.1)	(314.7)	(18.8)	(7.0)	(6.2)	(369.1)
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income (loss)	(16.9)	(2.1)	(8.3)	(2.9)	(4.1)	(12.5)	(46.8)
Balance - June 30	1,600.2	540.2	1,549.3	102.7	195.6	617.7	4,605.7
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    During June 2021, the company's associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") will raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the "transaction fair value"). The transactions are subject to customary closing conditions and regulatory approval, and are expected to close in the third quarter of 2021. The company estimated the fair value of Digit at June 30, 2021 using a probability weighted valuation model, attributing 60% weighting to the fair value determined through an internal discounted cash flow analysis and 40% weighting to the risk-adjusted transaction fair value, which resulted in the company recording a net unrealized gain of $425.0 (inclusive of foreign exchange losses of $13.7) on its investment in Digit compulsory convertible preferred shares. Increasing (decreasing) the weighting of the transaction fair value by 5% would increase (decrease) the net unrealized gain by $54.4 ($54.4). The company also holds a 49.0% equity accounted interest in Digit as described in note 6.

Net gains (losses) on investments

	Second quarter
	2021						2020
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	27.4	(1)	160.4	(1)	187.8		70.1		424.8	494.9
Preferred stocks	0.7		442.3	(2)	443.0		—		10.4	10.4
Common stocks	100.0		415.0		515.0		16.3		113.9	130.2
	128.1		1,017.7		1,145.8		86.4		549.1	635.5
Derivatives:
Equity total return swaps - short positions	—		—		—		(58.1)	(3)	(38.5)	(96.6)
Equity total return swaps - long positions	91.7	(3)	(68.5)		23.2		59.9	(3)	61.2	121.1
Equity warrants and options	3.7		36.2		39.9		—		9.1	9.1
CPI-linked derivatives	(1.8)		1.1		(0.7)		(123.3)		80.9	(42.4)
U.S. treasury bond forwards	(8.2)		(6.1)		(14.3)		(45.8)		48.9	3.1
Other	(4.8)		77.0	(4)	72.2		14.5		(37.1)	(22.6)
	80.6		39.7		120.3		(152.8)		124.5	(28.3)
Foreign currency net gains (losses) on:
Investing activities	22.6		(38.8)		(16.2)	(5)	(56.7)		112.9	56.2	(5)
Underwriting activities	4.3		—		4.3		(31.6)		—	(31.6)
Foreign currency contracts	(11.6)		(1.1)		(12.7)		(10.8)		1.3	(9.5)
	15.3		(39.9)		(24.6)		(99.1)		114.2	15.1

Disposition of associates	6.4		—		6.4		(9.2)		—	(9.2)

Deconsolidation of non-insurance subsidiaries	94.1		—		94.1	(6)	—		—	—

Other	(3.2)		(48.6)		(51.8)		0.9		30.1	31.0

Net gains (losses) on investments	321.3		968.9		1,290.2		(173.8)		817.9	644.1

	First six months
	2021						2020
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments		Net realized gains (losses)(7)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	173.8	(1)	(61.6)	(1)	112.2		136.5		261.1	397.6
Preferred stocks	0.7		444.3	(2)	445.0		—		(9.7)	(9.7)
Common stocks	182.7		823.1		1,005.8		239.0		(958.7)	(719.7)
	357.2		1,205.8		1,563.0		375.5		(707.3)	(331.8)
Derivatives:
Equity total return swaps - short positions	—		—		—		(285.2)	(3)	62.8	(222.4)
Equity total return swaps - long positions	493.4	(3)	(110.1)		383.3		31.9	(3)	16.8	48.7
Equity warrants and options	12.9		112.4		125.3		—		(135.8)	(135.8)
CPI-linked derivatives	(68.7)		70.8		2.1		(233.3)		241.9	8.6
U.S. treasury bond forwards	29.1		(7.1)		22.0		(55.1)		(54.4)	(109.5)
Other	(70.1)		126.6	(4)	56.5		14.6		(51.2)	(36.6)
	396.6		192.6		589.2		(527.1)		80.1	(447.0)
Foreign currency net gains (losses) on:
Investing activities	11.2		(63.9)		(52.7)	(5)	(52.5)		(30.0)	(82.5)	(5)
Underwriting activities	21.9		—		21.9		3.4		—	3.4
Foreign currency contracts	(35.9)		4.8		(31.1)		(41.5)		14.3	(27.2)
	(2.8)		(59.1)		(61.9)		(90.6)		(15.7)	(106.3)

Disposition of associates	9.7		—		9.7		(6.8)		—	(6.8)

Deconsolidation of non-insurance subsidiaries	97.9		—		97.9	(6)	—		—	—

Other	(5.6)		(60.1)		(65.7)		(8.4)		4.9	(3.5)

Net gains (losses) on investments	853.0		1,279.2		2,132.2		(257.4)		(638.0)	(895.4)
(1)     Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares as described in note 6.
(2)     Includes the net unrealized gain of $438.7 on Digit compulsory convertible preferred shares described on the previous page.
(3)     Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.
(4)    Includes net unrealized gains of $69.2 and $58.6 in the second quarter and first six months of 2021 on the RiverStone Barbados investment purchase arrangement as described in note 15.
(5)    Foreign currency net losses on investing activities in the second quarter and first six months of 2021 primarily related to the strengthening of the U.S. dollar relative to the euro and the Indian rupee. Foreign currency net gains on investing activities in the second quarter of 2020 primarily related to the strengthening of the Canadian dollar relative to the U.S. dollar. Foreign currency net losses on investing activities in the first six months of 2020 primarily related to strengthening of the U.S. dollar relative to the Canadian dollar, Indian rupee and British pound.
(6)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9 as described in note 15.
(7)    Amounts recorded in net realized gains (losses) in the first six months of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	June 30, 2021			December 31, 2020			Second quarter		First six months
	Ownership	Fair value(a)	Carrying value	Ownership	Fair value(a)	Carrying value	2021	2020	2021	2020
Insurance and reinsurance
RiverStone (Barbados) Ltd. ("RiverStone Barbados"), held for sale(1)	61.9%	729.5	729.5	60.0%	729.5	729.5	—	66.6	—	66.6
All other(1)(2)(3)(4)	—	1,131.8	810.0	—	812.0	575.2	23.6	21.1	22.6	(20.6)
		1,861.3	1,539.5		1,541.5	1,304.7	23.6	87.7	22.6	46.0
Non-insurance(5)
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")(6)	30.5%	1,137.7	1,226.0	30.5%	799.9	1,166.3	22.8	(24.1)	99.1	(24.1)
Atlas Corp. ("Atlas")(7)	36.7%	1,291.3	865.0	36.7%	978.9	900.1	18.1	15.3	(12.9)	78.2
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,372.4	609.4	54.0%	1,396.1	642.4	(10.7)	(1.6)	(22.3)	(2.1)
Quess Corp Limited ("Quess")	33.1%	538.7	541.5	33.2%	366.8	558.9	(3.9)	(30.0)	(3.0)	(126.1)
Other(8)	—	2,798.3	1,969.6	—	2,068.1	1,867.2	25.5	(70.4)	36.2	(200.2)
		7,138.4	5,211.5		5,609.8	5,134.9	51.8	(110.8)	97.1	(274.3)
		8,999.7	6,751.0		7,151.3	6,439.6	75.4	(23.1)	119.7	(228.3)
As presented on the consolidated balance sheet:
Investments in associates		5,601.1	4,720.3		4,154.3	4,381.8
Investment in associate held for sale		729.5	729.5		729.5	729.5
Fairfax India investments in associates		2,669.1	1,301.2		2,267.5	1,328.3
		8,999.7	6,751.0		7,151.3	6,439.6
(a)    See note 5 for fair value hierarchy information.
(1)    On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados as described in note 15, and subsequently commenced applying the equity method of accounting to its interest in Gulf Insurance Company pursuant to that arrangement.
(2)    On June 17, 2021 the company increased its equity interest in Singapore Re from 28.2% to 94.0% and commenced consolidating Singapore Re as described in note 15.
(3)    The company's 49.0% equity interest in Digit is comprised of a 45.3% interest in Digit common shares and a 3.7% interest through Digit compulsory convertible preferred shares that are considered in-substance equity. Foreign direct ownership in the insurance sector in India is limited to 49.0% and as a result the remainder of the company's investment in Digit compulsory convertible preferred shares is recorded at FVTPL. The company estimated the fair value of its 49.0% equity accounted interest in Digit at June 30, 2021 to be $228.1 (December 31, 2020 - $120.5) using a probability weighted valuation model as described in note 5. The company anticipates it will consolidate Digit when the Indian government gives final approval of its announced intention to increase foreign ownership limits in the insurance sector from 49.0% to 74.0% and the company obtains regulatory approval specific to its holdings in Digit.
(4)    Subsequent to June 30, 2021, on July 14, 2021 the company increased its interest in Eurolife to 80.0% as described in note 15.
(5)    During the second quarter and first six months of 2021 the company recognized distributions and dividends of $50.3 and $69.2 (2020 - $13.5 and $31.1) from its non-insurance associates and joint ventures.
(6)    At June 30, 2021 the carrying value of the company's investment in Eurobank exceeded its fair value as determined by the market price of Eurobank shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 10.0% (December 31, 2020 - 9.5%) and a long term growth rate of 1.5% (December 31, 2020 - 1.5%) which resulted in a recoverable amount that represented approximately 108% of carrying value (December 31, 2020 - approximately 108%). Increasing (decreasing) the discount rate by 0.5% and decreasing (increasing) the long term growth rate by 0.25% in the value-in-use analysis would decrease (increase) the recoverable amount to approximately 104% (112%) of carrying value.
(7)    On June 11, 2021 the company entered into an exchange and amendment transaction with Atlas in relation to its investment in $575.0 principal amount of debentures issued by Seaspan Corporation ("Seaspan"), an operating subsidiary of Atlas, whereby the company exchanged $288.0 principal amount of those Seaspan debentures for newly-issued Atlas Series J preferred shares and equity warrants with an exercise price of $13.71 per share. The terms of the remaining Seaspan debentures were amended to primarily remove the company's mandatory put rights and discharge all outstanding guarantees and liens on collateral. The company derecognized the Seaspan debentures that were exchanged and recorded its investment in the Atlas preferred shares and warrants as preferred stocks and derivatives respectively on the consolidated balance sheet.
(8)    On March 31, 2021 the company invested $100.0 in $100.0 principal amount of Helios Fairfax Partners Corporation ("HFP") 3.0% unsecured debentures and warrants to purchase 3 million HFP subordinate voting shares exercisable at $4.90 per share any time prior to the fifth anniversary of closing. The debentures will mature on the third anniversary of closing or, at the company’s option, on either the first or second anniversary. At redemption or maturity, if the fair value of certain Fairfax Africa legacy investments held by HFP are below their fair value at June 30, 2020 of $102.6, the redemption price of the debentures will be reduced by that difference. The company recorded the debentures at their fair value of $78.0 and recorded the balance of $22.0 as an addition to its equity accounted investment in HFP.

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	June 30, 2021				December 31, 2020
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity contracts:
Equity total return swaps – long positions	2,466.1	—	61.8	73.9	1,788.3	—	144.3	18.0
Equity warrants and options(1)	733.0	109.8	256.0	3.1	626.9	102.4	133.2	0.4
RiverStone Barbados investment purchase arrangement (note 15)	1,323.7	—	58.6	—	—	—	—	—
CPI-linked derivative contracts	66,688.3	277.5	0.2	—	74,906.0	347.5	2.8	—
U.S. treasury bond forward contracts	603.4	—	0.1	4.0	330.8	—	3.1	—
Foreign currency forward and swap contracts	—	—	35.3	100.7	—	—	66.4	136.0
Foreign currency options	—	—	—	—	—	53.7	5.8	—
Other derivative contracts	—	26.0	50.0	38.0	—	25.6	27.1	35.0
Total			462.0	219.7			382.7	189.4
(1)    Includes the company’s investment in Atlas warrants with a fair value at June 30, 2021 of $207.4 (December 31, 2020 – $110.5).
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity contracts
During the second quarter and first six months of 2021 the company entered into $205.1 and $753.6 notional amounts of long equity total return swaps for investment purposes, which included long equity total return swaps on 343,219 and 969,460 Fairfax subordinate voting shares with original notional amounts of $154.9 (Cdn$194.7) and $403.3 (Cdn$508.5) or approximately $451.24 (Cdn$567.30) and $416.03 (Cdn$524.47) per share. At June 30, 2021 the company held long equity total return swaps on an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn$476.03) per share. At June 30, 2021 the company held long equity total return swaps for investment purposes with an original notional amount of $2,218.0 (December 31, 2020 - $1,746.2). During the second quarter and first six months of 2021 the company received net cash of $91.7 and $493.4 (2020 - $59.9 and $31.9) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the second quarter and first six months of 2021 the company closed out $315.2 and $485.4 notional amount of its long equity total return swaps and recorded net realized gains on investments of $135.5 and $203.5. During the second quarter and first six months of 2020, the company closed out $193.2 and $252.0 notional amounts of its long equity total return swaps and recorded net realized gains on investments of $50.1 and $69.4.
The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at June 30, 2021 (December 31, 2020 - nil). These contracts provided a return which was inverse to changes in the fair values of the underlying individual equities. During the second quarter of 2021 and 2020 the company did not initiate or close out any short equity total return swaps. During the second quarter and first six months of 2020 the company paid net cash of $58.1 and $285.2 in connection with the reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During the first six months of 2020 the company closed out $404.4 notional amount of its short equity total return swaps and recorded net losses on investments of $107.4 (realized losses of $248.1, of which $140.7 was recorded as unrealized losses in prior years).
At June 30, 2021 the aggregate fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $403.3 (December 31, 2020 - $275.9), comprised of collateral of $318.7 (December 31, 2020 - $226.4) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $84.6 (December 31, 2020 - $49.5) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $603.4 at June 30, 2021 (December 31, 2020 - $330.8). These contracts have an average term to maturity of less than three months and may be renewed at market rates. The company’s U.S treasury bond forward contracts produced net losses on investments of $14.3 and net gains on investments of $22.0 in the second quarter and first six months of 2021 (2020 - net gains of $3.1 and net losses of $109.5).

Hedge of net investment in Canadian subsidiaries
On March 29, 2021 the company used the net proceeds from its issuance of Cdn$850.0 principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of Cdn$846.0 due 2022 and 2023. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 10 for details.

8.    Insurance Contract Liabilities

	June 30, 2021			December 31, 2020
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	9,895.4	2,460.6	7,434.8	8,397.5	1,899.1	6,498.4
Provision for losses and loss adjustment expenses	32,386.2	8,289.8	24,096.4	30,809.3	7,947.3	22,862.0
Insurance contract liabilities	42,281.6	10,750.4	31,531.2	39,206.8	9,846.4	29,360.4

Provision for losses and loss adjustment expenses, gross
Changes in the provision for losses and loss adjustment expenses for the first six months ended June 30 were as follows:

	2021	2020
Provision for losses and loss adjustment expenses – January 1	30,809.3	28,500.2
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	(83.2)	(144.1)
Losses and expenses for claims occurring in the current year(1)	6,348.0	5,698.8
Paid on claims occurring during:
the current year	(872.0)	(768.7)
the prior years	(3,985.4)	(4,228.9)
Acquisitions of subsidiaries (see note 15)	240.1	—
Divestiture of subsidiary	(18.7)	—
Foreign exchange effect and other	(51.9)	(44.9)
Provision for losses and loss adjustment expenses – June 30	32,386.2	29,012.4
(1)    Excludes European Run-off's losses and loss adjustment expenses of $196.9 during the first quarter of 2020 (which includes the effects of two transactions whereby European Run-off assumed net insurance contract liabilities of $280.2 for consideration of $289.8) as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020. See note 8 in the 2020 Annual Report for details.

9.    Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	June 30, 2021			December 31, 2020
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	8,316.5	(26.7)	8,289.8	7,971.7	(24.4)	7,947.3
Reinsurers’ share of paid losses	1,019.1	(132.5)	886.6	818.0	(131.2)	686.8
Provision for unearned premiums	2,460.6	—	2,460.6	1,899.1	—	1,899.1
	11,796.2	(159.2)	11,637.0	10,688.8	(155.6)	10,533.2
Included in commissions, net in the consolidated statement of earnings for the second quarter and first six months of 2021 is commission income earned on premiums ceded to reinsurers of $240.6 and $461.6 (2020 - $196.3 and $369.6).

10.    Borrowings

	June 30, 2021			December 31, 2020
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)
Holding company	6,181.5	6,130.7	6,744.2	5,613.0	5,580.6	6,167.4
Insurance and reinsurance companies	844.0	851.5	888.4	1,025.2	1,033.4	1,067.4
Non-insurance companies(3)	1,846.6	1,834.8	1,836.1	2,210.8	2,200.0	2,202.6
Total borrowings	8,872.1	8,817.0	9,468.7	8,849.0	8,814.0	9,437.4
(1)    Principal net of unamortized issue costs and discounts (premiums).
(2)    Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
(3)    These borrowings are non-recourse to the holding company.

Holding company
On June 29, 2021 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders which extended the term from December 21, 2022 to June 29, 2026. During the first six months of 2021 the company made a net repayment of $200.0 on its revolving credit facility leaving $500.0 borrowed at June 30, 2021 (December 31, 2020 - $700.0). The principal financial covenants of the credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of not less than $9.5 billion. At June 30, 2021 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.293:1 and consolidated shareholders’ equity attributable to shareholders of Fairfax of $15.4 billion, both calculated as defined in the financial covenants.
On March 1, 2021 the company completed an offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 for net proceeds of $666.2 after premium, commissions and expenses. Commissions and expenses of $5.4 were included in the carrying value of the notes. On March 29, 2021 the company used the net proceeds of that offering to redeem its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and its $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023, and recorded a loss of $45.7 on redemption as interest expense. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 senior notes due March 3, 2031 as a hedge of a portion of its net investment in Canadian subsidiaries.
On March 3, 2021 the company completed an offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031 for net proceeds of $583.8 after discount, commissions and expenses. Commissions and expenses of $15.4 were included in the carrying value of the notes.

Insurance and reinsurance companies
On June 15, 2021 and March 15, 2021 Odyssey Group redeemed $40.0 and $50.0 principal amounts of its unsecured senior notes, respectively.

Non- insurance companies
On February 26, 2021 Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company's insurance and reinsurance subsidiaries purchased $45.0 of Fairfax India's offering on the same terms as other participants and that intercompany investment is eliminated in the company's consolidated financial reporting.

Interest Expense
Interest expense in the second quarter and first six months of 2021 of $117.8 and $283.9 (2020 - $122.2 and $237.9) was comprised of interest expense on borrowings of $101.6 and $252.2 (2020 - $105.9 and $205.9), inclusive of loss on redemptions of holding company unsecured senior notes of nil and $45.7 (2020 - nil and nil), and interest expense on accretion of lease liabilities of $16.2 and $31.7 (2020 - $16.3 and $32.0).

11.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2021	2020
Subordinate voting shares – January 1	25,427,736	26,082,299
Purchases for cancellation	(137,923)	(225,683)
Treasury shares acquired	(201,218)	(397,683)
Treasury shares reissued	86,938	127,471
Subordinate voting shares – June 30	25,175,533	25,586,404
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	25,924,303	26,335,174
During the second quarter and first six months of 2021 the company purchased for cancellation under the terms of its normal course issuer bid nil and 137,923 (2020 - 174,905 and 225,683) subordinate voting shares at a cost of nil and $57.2 (2020 - $48.8 and $67.0), of which nil and $23.0 (2020 - $5.5 and $11.1) was charged to retained earnings.

During the second quarter and first six months of 2021 the company purchased for treasury 134,755 and 201,218 subordinate voting shares on the open market at a cost of $63.2 and $90.8 (2020 - 246,443 and 397,683 subordinate voting shares at a cost of $66.2 and $120.2) for use in its share-based payment awards.
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		June 30, 2021		December 31, 2020		Second quarter		First six months
	Domicile	Voting percentage(5)	Carrying value	Voting percentage(5)	Carrying value	2021	2020	2021	2020
Insurance and reinsurance companies
Allied World(1)	Bermuda	29.1%	1,374.0	29.1%	1,329.0	40.7	51.3	73.7	20.0
Brit(2)	U.K.	—	146.7	—	121.7	0.8	(0.5)	(3.0)	(8.7)
All other(3)	—	—	691.5	—	381.1	11.5	8.8	24.2	3.0
			2,212.2		1,831.8	53.0	59.6	94.9	14.3
Non-insurance companies
Restaurants and retail(4)	—	—	478.6	—	469.7	(5.9)	(25.1)	(7.1)	(59.2)
Fairfax India(4)(5)	Canada	6.6%	1,058.6	6.6%	1,130.9	45.2	(23.3)	32.8	(38.8)
Thomas Cook India	India	33.2%	61.8	33.1%	69.4	(5.4)	(8.0)	(11.1)	(13.5)
Other(6)	—	—	375.0	—	168.9	(8.1)	(11.8)	(14.1)	(41.2)
			1,974.0		1,838.9	25.8	(68.2)	0.5	(152.7)
			4,186.2		3,670.7	78.8	(8.6)	95.4	(138.4)

(1)    On April 28, 2021 Allied World paid a dividend of $126.4 (April 30, 2020 - $126.4) to its minority shareholders (OMERS, AIMCo and others).
(2)    On February 10, 2021 the company entered into an agreement to sell an approximate 14% equity interest in Brit to OMERS as described in note 15.
(3)    Principally related to Fairfax consolidated internal investment funds held by the company's associates RiverStone Barbados and Eurolife. During the first six months of 2021 Eurolife invested an additional $80.0 in a Fairfax consolidated internal investment fund.
(4)    At June 30, 2021 Fairfax India and Recipe's non-controlling interest economic ownership percentages were 71.6% and 60.0% (December 31, 2020 - 72.0% and 59.8%), which differed from their non-controlling interest voting percentages of 6.6% and 38.9% (December 31, 2020 - 6.6% and 38.9%).
(5)    On June 15, 2021 Fairfax India commenced a substantial issuer bid in an offer to repurchase for cancellation up to $105.0 of its subordinate voting shares from shareholders for cash. Fairfax, the ultimate parent of Fairfax India, will not tender any shares pursuant to the offer. The offer will expire on August 6, 2021, unless extended or withdrawn, and is not conditional upon any minimum number of shares being tendered.
(6)    The increase in carrying value of Other during the first six months of 2021 primarily related to the initial public offerings and related capital transactions at Farmers Edge and Boat Rocker.

The dividend paid by Allied World as described in footnote (1) above decreased retained earnings by $89.6. The initial public offerings and related capital transactions at Farmers Edge and Boat Rocker during the first quarter of 2021 as described in footnote (6) above increased non-controlling interests by $242.6 and decreased retained earnings by $3.1. These transactions were recorded in other net changes in capitalization in the consolidated statement of changes in equity.

12.    Earnings per Share
Net earnings (loss) per common share is calculated as follows using the weighted average common shares outstanding:

	Second quarter		First six months
	2021	2020	2021	2020
Net earnings (loss) attributable to shareholders of Fairfax	1,201.4	434.9	2,007.4	(824.4)
Preferred share dividends	(11.4)	(11.2)	(22.5)	(21.9)
Net earnings (loss) attributable to common shareholders – basic and diluted	1,190.0	423.7	1,984.9	(846.3)

Weighted average common shares outstanding – basic	25,985,935	26,487,070	26,053,767	26,644,789
Share-based payment awards	1,528,583	1,284,810	1,454,777	—
Weighted average common shares outstanding – diluted	27,514,518	27,771,880	27,508,544	26,644,789

Net earnings (loss) per common share – basic	$45.79	$16.00	$76.18	$(31.76)
Net earnings (loss) per common share – diluted	$43.25	$15.26	$72.16	$(31.76)

Share-based payment awards of 1,249,403 subordinate voting shares were not included in the calculation of net loss per diluted common share for the first six months of 2020 as inclusion of the awards would be anti-dilutive.

13.    Income Taxes
The company’s provision for (recovery of) income taxes for the three and six months ended June 30 were comprised as follows:

	Second quarter		First six months
	2021	2020	2021	2020
Current income tax:
Current year expense	105.9	57.0	199.6	53.9
Adjustments to prior years’ income taxes	(2.9)	(0.7)	(6.7)	(4.0)
	103.0	56.3	192.9	49.9
Deferred income tax:
Origination and reversal of temporary differences	164.4	71.2	230.2	(151.1)
Adjustments to prior years' deferred income taxes	11.2	(5.5)	15.0	(2.3)
Other	8.7	0.5	8.7	(6.3)
	184.3	66.2	253.9	(159.7)

Provision for (recovery of) income taxes	287.3	122.5	446.8	(109.8)
A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate and may be significantly higher or lower. The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and six months ended June 30 were as follows:

	Second quarter
	2021					2020
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings before income taxes	253.8	546.3	58.5	708.9	1,567.5	91.9	167.5	24.4	265.0	548.8
Provision for income taxes	61.4	114.7	15.8	95.4	287.3	30.3	37.2	29.8	25.2	122.5
Net earnings (loss)	192.4	431.6	42.7	613.5	1,280.2	61.6	130.3	(5.4)	239.8	426.3

	First six months
	2021					2020
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	623.9	939.6	74.4	911.7	2,549.6	(220.0)	(609.5)	(99.2)	(143.9)	(1,072.6)
Provision for (recovery of) income taxes	111.4	206.5	10.4	118.5	446.8	(11.3)	(122.3)	22.3	1.5	(109.8)
Net earnings (loss)	512.5	733.1	64.0	793.2	2,102.8	(208.7)	(487.2)	(121.5)	(145.4)	(962.8)
(1)    Includes Fairfax India and Fairfax Africa (deconsolidated on December 8, 2020).
(2)    Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.
(3)    Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.
(4)    Includes primarily companies in India, Asia and Europe (excluding the U.K.), and Allied World (the majority of Allied World's net earnings (loss) is sourced from outside the U.S. and the U.K.).
The increase in pre-tax profitability across all jurisdictions in the second quarter and first six months of 2021 compared to the second quarter and first six months of 2020 reflected improved underwriting and investment performance.
Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the three and six months ended June 30 are presented in the following table:

	Second quarter		First six months
	2021	2020	2021	2020

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	415.3	145.5	675.6	(284.2)
Non-taxable investment income	(62.0)	12.4	(49.6)	(56.7)
Tax rate differential on income and losses outside Canada	(110.9)	(55.4)	(180.3)	111.0
Change in unrecorded tax benefit of losses and temporary differences	13.9	20.0	(38.7)	99.2
Provision (recovery) relating to prior years	8.3	(6.2)	8.3	(6.3)
Foreign exchange effect	7.7	7.9	13.2	20.9
Change in tax rate for deferred income taxes	6.7	(0.1)	5.3	(7.9)
Other including permanent differences	8.3	(1.6)	13.0	14.2
Provision for (recovery of) income taxes	287.3	122.5	446.8	(109.8)
Non-taxable investment income of $49.6 in the first six months of 2021 (2020 - $56.7) was principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. Non-

taxable investment income of $56.7 in the first six months of 2020 also reflected a gain on deconsolidation of European Run-off that was not taxable in Canada or Barbados.
The tax rate differential on income and losses outside Canada of $110.9 and $180.3 in the second quarter and first six months of 2021 principally related to income taxed at lower rates in the U.S., Barbados, Asia (principally related to the unrealized gain recorded on the company's investment in Digit compulsory convertible preferred shares) and at Allied World. The tax rate differential on income and losses outside Canada of $55.4 in the second quarter of 2020 principally related to income taxed at lower rates in the U.S., and at Brit and Allied World. The tax rate differential on income and losses outside Canada of $111.0 in the first six months of 2020 principally related to losses tax-effected at lower rates in the U.S. and Barbados, and at Brit, partially offset by income at Allied World taxed at lower rates.
The change in unrecorded tax benefit of losses and temporary differences of $13.9 in the second quarter of 2021 principally related to unrecorded deferred tax assets in Canada of $18.2. The change in unrecorded tax benefit of losses and temporary differences of $20.0 in the second quarter of 2020 principally related to unrecorded deferred tax assets in the U.K. of $35.5, partially offset by the utilization of unrecorded deferred tax assets in Canada of $20.9. The change in unrecorded tax benefit of losses and temporary differences of $38.7 in the first six months of 2021 principally related to the utilization of previously unrecorded deferred tax assets in Canada of $38.9. The change in unrecorded tax benefit of losses and temporary differences of $99.2 in the first six months of 2020 principally related to unrecorded deferred tax assets in the U.K. of $58.2 and in Canada of $34.5.

14.    Contingencies and Commitments
There were no significant changes to the company's contingencies and commitments at June 30, 2021 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2020.

15.    Acquisitions and Divestitures

Subsequent to June 30, 2021
Acquisition of Eurolife FFH Insurance Group Holdings S.A.
On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. ("Eurolife") to 80.0% from 50.0% by acquiring the joint venture interest of OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $142.6 (€120.7). The remaining 20.0% equity interest in Eurolife continues to be owned by the company's associate Eurobank. The company will commence consolidating the assets, liabilities and results of operations of Eurolife in its consolidated financial reporting in the third quarter of 2021. Eurolife is a Greek insurer which distributes its life and non-life insurance products and services through Eurobank’s network.
Proposed privatization of Mosaic Capital Corporation
On June 25, 2021 Mosaic Capital entered into a privatization arrangement with a third party purchaser pursuant to which the company will exchange its current holdings of Mosaic Capital debentures and warrants, and cash of approximately $11 (Cdn$13.3), for approximately $132 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures. The company will also acquire a 20.0% interest in the purchaser for approximately $4 (Cdn$5.0). Closing of the transaction is subject to regulatory and shareholder approvals and is expected to occur in the third quarter of 2021. The company anticipates that upon closing it will deconsolidate Mosaic Capital and commence applying the equity method of accounting to its interest in the purchaser in its consolidated financial reporting. Accordingly, at June 30, 2021 Mosaic Capital's assets of $185.5 and liabilities of $109.4, comprised principally of accounts receivable, intangibles, borrowings and accounts payable and accrued liabilities, were presented on the company's consolidated balance sheet in assets held for sale and liabilities associated with assets held for sale respectively.
Sale of certain assets and liabilities by Recipe Unlimited Corporation
On June 11, 2021 Recipe entered into an agreement to sell substantially all of the assets and liabilities comprising its Milestones restaurant brand ("Milestones"). Closing of the transaction is subject to customary closing conditions and is expected to occur in the third quarter of 2021. Accordingly, at June 30, 2021, assets of $30.8 and liabilities of $3.7 related to the sale of Milestones, comprised principally of intangible assets and premises and equipment, were presented on the company's consolidated balance sheet in assets held for sale and liabilities associated with assets held for sale respectively.
Sale of non-controlling interest in Brit Limited
On February 10, 2021 the company entered into an agreement pursuant to which OMERS, the pension plan for Ontario’s municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the third quarter of 2021. After closing, the company will have the ability to repurchase OMERS’ interest in Brit over time.

Sale of RiverStone Barbados to CVC Capital Partners
On December 2, 2020 the company entered into an agreement to sell its 60.0% joint venture interest in RiverStone (Barbados) Ltd. ("RiverStone Barbados") to CVC Capital Partners (“CVC”). OMERS, the pension plan for Ontario’s municipal employees, will also sell its 40.0% joint venture interest in RiverStone Barbados to CVC as part of the transaction. On closing the company expects to receive proceeds of approximately $730 for its joint venture interest in RiverStone Barbados and a contingent value instrument for potential future proceeds of up to $235.7. Closing of the transaction is subject to regulatory approval and is expected to occur in August 2021.
Pursuant to the agreement with CVC, on February 8, 2021 the company entered into an arrangement with RiverStone Barbados to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados at specified prices totaling approximately $1.3 billion prior to the end of 2022. The company recorded this arrangement as a derivative instrument whose value is the difference between the specified purchase price of the portfolio investments and their fair value, which resulted in a derivative asset of $58.6 on the consolidated balance sheet at June 30, 2021, and net gains on investments of $69.2 and $58.6 for the three and six months then ended in the consolidated statement of earnings.

Six months ended June 30, 2021
Additional investment in Singapore Reinsurance Corporation Limited
On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited ("Singapore Re") from 28.2% to 94.0% for $102.9 (SGD 138.0) through the completion of a public cash offer and commenced consolidating the assets, liabilities and results of operations of Singapore Re in the Fairfax Asia reporting segment. Singapore Re is a general property and casualty reinsurer that underwrites business primarily in southeast Asia.
Fairfax India's sale of Privi Speciality Chemicals Limited
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi Speciality Chemicals Limited ("Privi") to certain affiliates of Privi's founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of $94.9 in the consolidated statement of earnings.

The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions of Eurolife and Singapore Re is currently underway and will be finalized within twelve months of the respective acquisition dates.

16.    Financial Risk Management
Overview
There were no significant changes to the types of the company's risk exposures or the processes used by the company for managing those risk exposures at June 30, 2021 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2020, except as discussed below.
COVID-19 pandemic
Given the uncertain and evolving situation resulting from COVID-19 including subsequent variants, it is difficult to predict the impact the pandemic will continue to have on the company’s businesses. The extent of the impact will depend on future developments including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19, including extending government mandated economic shutdowns, particularly as new variants emerge. COVID-19 has adversely affected the company's operations across the various operating segments, with varying effects. The company's underwriting results in the second quarter and first six months of 2021 showed significant improvement from those in the second quarter and first six months of 2020, despite additional current period COVID-19 losses of $8.6 and $28.0, and net adverse prior year reserve development of COVID-19 losses of $60.1 and $87.1, primarily through business interruption exposures outside North America and event cancellation coverage. Additionally, the company expects its insurance and reinsurance operations to continue to experience a reduction in premiums written in certain segments where premiums are directly or indirectly linked to travel or economic activity, albeit these segments are beginning to modestly recover. Certain of the company’s non-insurance operations continue to experience disruptions and increased uncertainty due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate.

Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and other underwriting expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely impact the company's future underwriting results. There were no other significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at June 30, 2021 compared to December 31, 2020.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company, and arises predominantly from cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps). The decrease in bonds rated A/A was primarily due to net sales of high quality corporate bonds of $658.5. The modest decrease in bonds rated BBB/Baa was primarily due to net proceeds on net sales of high quality corporate bonds of $1,189.3, which includes net realized gains on sales as described in note 5, partially offset by net purchases of India government bonds of $1,161.3. The increase in unrated bonds was primarily due to net purchases of unrated first mortgage loans of $408.0, partially offset by the exchange of Seaspan debentures for Atlas preferred shares as described in note 6. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. There were no significant changes to the framework used to monitor, evaluate and manage credit risk at June 30, 2021 compared to December 31, 2020.
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating was as follows:

	June 30, 2021			December 31, 2020
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	3,498.3	3,505.2	22.0	3,574.3	3,604.8	22.1
AA/Aa	737.9	755.9	4.7	779.1	805.1	4.9
A/A	3,223.2	3,324.6	20.9	3,856.5	4,086.6	25.1
BBB/Baa	4,299.9	4,586.2	28.8	4,157.4	4,590.8	28.2
BB/Ba	477.3	496.6	3.1	489.6	518.8	3.2
B/B	110.5	112.2	0.7	41.7	42.9	0.3
Lower than B/B	62.5	65.3	0.4	62.4	63.8	0.4
Unrated(1)	2,743.0	3,094.3	19.4	2,458.9	2,582.5	15.8
Total	15,152.6	15,940.3	100.0	15,419.9	16,295.3	100.0
(1)    Included in Level 3 are the company's investments in first mortgage loans at June 30, 2021 of $1,183.3 (December 31, 2020 - $775.4) secured by real estate primarily in the U.S., Europe and Canada.
Counterparties to Derivative Contracts
Derivative counterparty risk is the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by an agreement in the event of default by a counterparty, thereby permitting obligations owed by the company to that counterparty to be offset against amounts receivable from that counterparty (the “net settlement arrangements”). The company's net derivative counterparty risk was as follows assuming all derivative counterparties are simultaneously in default:

	June 30, 2021	December 31, 2020
Total derivative assets(1)	97.4	222.4
Obligations that may be offset under net settlement arrangements	(35.6)	(32.0)
Fair value of collateral deposited for the benefit of the company	(37.3)	(124.3)
Excess collateral pledged by the company in favour of counterparties	10.0	11.7
Initial margin not held in segregated third party custodian accounts	6.0	5.6
Net derivative counterparty exposure after net settlement and collateral arrangements	40.5	83.4
(1)    Excludes equity warrants, equity call options and other derivatives which are not subject to counterparty risk.
Collateral deposited for the benefit of the company at June 30, 2021 consisted of cash of $23.4 and government securities of $25.6 (December 31, 2020 - $116.4 and $12.9). The company had not exercised its right to sell or repledge collateral at June 30, 2021.

Recoverable from Reinsurers
Credit risk arises on the company's recoverable from reinsurers to the extent reinsurers may be unable or unwilling to reimburse the company under the terms of reinsurance arrangements. During the first six months of 2021 the company continued to conduct assessments of the creditworthiness of its reinsurers and concluded that no significant impairments had occurred. The provision for uncollectible reinsurance at June 30, 2021 is disclosed in note 9.
Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. At June 30, 2021 there was $500.0 drawn on the company's credit facility as added liquidity support for the insurance and reinsurance companies should it be needed. There were no other significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at June 30, 2021 compared to December 31, 2020.
The holding company's known significant commitments for the remainder of 2021 consist of payments of interest and corporate overhead expenses, preferred share dividends, income tax payments and other investment related activities. The company may also in 2021 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
During the second quarter and first six months of 2021 the holding company paid net cash of $2.1 and received net cash of $296.6 (2020 - received net cash of $139.8 and $141.9) and the insurance and reinsurance subsidiaries received net cash of $93.8 and $196.8 in connection with long equity total return swaps (excluding the impact of collateral requirements) (2020 - paid net cash of $138.0 and $395.2 in connection with long and short equity total return swaps).
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk decreased during the first six months of 2021 primarily reflecting net sales of short to mid-dated high quality corporate bonds of $2,196.6, partially offset by net purchases of India government bonds of $1,161.3. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2021 compared to December 31, 2020.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments, which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	June 30, 2021			December 31, 2020
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	15,257.9	(562.7)	(4.3)	15,540.5	(624.5)	(4.6)
100 basis point increase	15,585.9	(292.3)	(2.2)	15,889.8	(335.2)	(2.5)
No change	15,940.3	—	—	16,295.3	—	—
100 basis point decrease	16,380.7	363.1	2.8	16,790.2	410.0	3.0
200 basis point decrease	16,887.4	780.3	5.9	17,348.4	871.6	6.5
(1)    Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at June 30, 2021 of $603.4 (December 31, 2020 - $330.8).

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair value or future cash flows of the company's equity and equity-related holdings.
The company's exposure to equity price risk through its equity and equity-related holdings increased at June 30, 2021 compared to December 31, 2020 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position at June 30, 2021 and December 31, 2020 and results of operations for the three and six months ended June 30, 2021 and 2020:

	June 30, 2021		December 31, 2020		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Second quarter		First six months
					2021	2020	2021	2020
Long equity exposures:
Common stocks	5,811.9	5,811.9	4,939.7	4,939.7	512.1	120.1	1,005.0	(720.2)
Preferred stocks – convertible(1)	28.7	28.7	27.9	27.9	0.3	1.9	3.9	2.4
Bonds – convertible	703.8	703.8	461.3	461.3	144.8	13.1	234.8	(10.2)
Investments in associates(1)	7,138.4	5,211.5	5,609.8	5,134.9	0.4	(9.2)	3.7	(6.8)
Deconsolidation of non-insurance subsidiaries(2)	—	—	—	—	94.1	—	97.9	—
Derivatives and other invested assets:
Equity total return swaps – long positions	2,466.1	(12.1)	1,788.3	126.3	23.2	121.1	383.3	48.7
Equity warrants and options(3)	252.9	252.9	132.8	132.8	39.9	9.1	125.3	(135.8)
RiverStone Barbados investment purchase arrangement (note 15)	1,323.7	58.6	—	—	69.2	—	58.6	—
Total equity and equity related holdings	17,725.5	12,055.3	12,959.8	10,822.9	884.0	256.1	1,912.5	(821.9)

Short equity exposures:
Equity total return swaps – short positions	—	—	—	—	—	(96.6)	—	(222.4)
	—	—	—	—	—	(96.6)	—	(222.4)

Total equity exposures and financial effects	17,725.5		12,959.8		884.0	159.5	1,912.5	(1,044.3)
(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9 as described in note 15.
(3)    Includes the company's investment in Atlas warrants.

The company's exposure to equity and equity-related holdings measured at FVTPL, comprised of long equity exposures in the table above with the exception of investments in associates, totaled $10,587.1 at June 30, 2021 (December 31, 2020 - $7,350.0).
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at June 30, 2021 compared to December 31, 2020.
On March 29, 2021 the company used the net proceeds from its issuance of Cdn$850.0 principal amount of unsecured senior notes due 2031 to redeem its unsecured senior notes with aggregate principal amount of Cdn$846.0 due 2022 and 2023. Contemporaneously with the redemptions, the company designated the carrying value of its Cdn$850.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 10 for details.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $28,353.8 at June 30, 2021 compared to $26,341.3 at December 31, 2020.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	June 30, 2021	December 31, 2020	June 30, 2021		December 31, 2020
Holding company cash and investments (net of derivative obligations)	1,413.4	1,229.4	1,413.4		1,229.4

Borrowings – holding company	6,130.7	5,580.6	6,130.7		5,580.6
Borrowings – insurance and reinsurance companies	851.5	1,033.4	851.5		1,033.4
Borrowings – non-insurance companies	1,834.8	2,200.0	—		—
Total debt	8,817.0	8,814.0	6,982.2		6,614.0

Net debt(1)	7,403.6	7,584.6	5,568.8		5,384.6

Common shareholders’ equity	14,015.1	12,521.1	14,015.1		12,521.1
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	4,186.2	3,670.7	2,212.2		1,831.8
Total equity	19,536.8	17,527.3	17,562.8		15,688.4

Net debt/total equity	37.9%	43.3%	31.7%		34.3%
Net debt/net total capital(2)	27.5%	30.2%	24.1%		25.6%
Total debt/total capital(3)	31.1%	33.5%	28.4%		29.7%
Interest coverage(4)	11.1x	1.6x	13.7x	(6)	3.3x	(6)
Interest and preferred share dividend distribution coverage(5)	9.9x	1.4x	11.9x	(6)	2.7x	(6)
(1)    Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)    Net total capital is calculated by the company as the sum of total equity and net debt.
(3)    Total capital is calculated by the company as the sum of total equity and total debt.
(4)    Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)    Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)    Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.
Changes in borrowings and non-controlling interests are described in note 10 and note 11 respectively.
Common shareholders’ equity increased to $14,015.1 at June 30, 2021 from $12,521.1 at December 31, 2020, primarily reflecting net earnings attributable to shareholders of Fairfax ($2,007.4), partially offset by payments of common and preferred share dividends ($294.6), other net changes in capitalization ($95.3), purchases of subordinate voting shares for use in share-based payment awards ($90.8) and for cancellation ($57.2), and other comprehensive loss ($25.9, principally reflecting share of other comprehensive loss of associates of $42.3, partially offset by net unrealized foreign currency translation gains on foreign operations of $8.6).
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 27.5% at June 30, 2021 from 30.2% at December 31, 2020 as a result of increased net total capital and decreased net debt. The increase in net total capital was due to increases in total equity (reflecting increases in common shareholders' equity and non-controlling interests), partially offset by decreased net debt. The decrease in net debt was primarily due to increased holding company cash and investments, partially offset by a modest increase in total debt (reflecting higher borrowings by the holding company, partially offset by lower borrowings at the insurance and reinsurance and non-insurance companies). The consolidated total debt/total capital ratio excluding consolidated non-insurance companies decreased to 28.4% at June 30, 2021 from 29.7% at December 31, 2020 due to increased total capital (reflecting increases in total equity and total debt), partially offset by increased total debt.

17.    Segmented Information
The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. Pursuant to the transactions described in note 15, on June 17, 2021 the company commenced consolidating Singapore Re in the Fairfax Asia reporting segment, and within the Non-insurance companies reporting segment, on April 29, 2021 Fairfax India deconsolidated Privi and at June 30, 2021 all assets and liabilities of Mosaic Capital and certain assets and liabilities of Recipe are presented as held for sale on the consolidated balance sheet. There were no other significant changes to the identifiable assets and liabilities by reporting segment at June 30, 2021 compared to December 31, 2020.

An analysis of pre-tax income (loss) by reporting segment for the three and six months ended June 30 is presented below:

Quarter ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	586.8	1,380.2	928.3	149.2	777.2	1,579.1	89.5	487.4	5,977.7	—	—	—	—	5,977.7
Intercompany	0.7	62.9	5.8	—	2.3	18.1	0.5	52.4	142.7	—	—	—	(142.7)	—
	587.5	1,443.1	934.1	149.2	779.5	1,597.2	90.0	539.8	6,120.4	—	—	—	(142.7)	5,977.7
Net premiums written	550.8	1,149.8	766.5	143.8	478.9	1,049.8	45.2	344.7	4,529.5	—	—	—	—	4,529.5
Net premiums earned
External	452.9	1,038.4	697.4	171.7	433.1	874.4	54.7	291.8	4,014.4	—	—	—	—	4,014.4
Intercompany	(1.4)	16.3	(12.9)	(0.9)	(1.1)	(34.9)	(2.1)	37.0	—	—	—	—	—	—
	451.5	1,054.7	684.5	170.8	432.0	839.5	52.6	328.8	4,014.4	—	—	—	—	4,014.4
Underwriting expenses(2)	(382.4)	(1,001.2)	(662.8)	(158.3)	(419.7)	(795.6)	(49.9)	(316.6)	(3,786.5)	(32.8)	—	—	—	(3,819.3)
Underwriting profit (loss)	69.1	53.5	21.7	12.5	12.3	43.9	2.7	12.2	227.9	(32.8)	—	—	—	195.1
Interest income	15.9	42.1	21.6	3.0	13.2	24.4	3.4	13.1	136.7	2.8	0.8	10.5	(2.6)	148.2
Dividends	2.0	2.9	1.3	0.7	1.2	4.4	1.3	2.7	16.5	2.3	1.6	(1.6)	—	18.8
Investment expenses	(4.0)	(11.1)	(4.5)	(1.9)	(3.6)	(8.1)	(0.4)	(3.2)	(36.8)	(1.6)	(54.7)	(0.5)	87.4	(6.2)
Interest and dividends	13.9	33.9	18.4	1.8	10.8	20.7	4.3	12.6	116.4	3.5	(52.3)	8.4	84.8	160.8
Share of profit (loss) of associates	1.5	15.3	10.7	10.2	7.8	10.7	(3.7)	1.5	54.0	5.0	4.5	11.9	—	75.4
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,244.9	—	—	1,244.9
Expenses	—	—	—	—	—	—	—	—	—	—	(1,241.5)	—	2.2	(1,239.3)
	—	—	—	—	—	—	—	—	—	—	3.4	—	2.2	5.6
Operating income (loss)	84.5	102.7	50.8	24.5	30.9	75.3	3.3	26.3	398.3	(24.3)	(44.4)	20.3	87.0	436.9
Net gains on investments(1)	71.3	295.5	101.3	8.0	16.0	117.8	428.6	32.3	1,070.8	22.5	128.5	68.4	—	1,290.2
Gain (loss) on consolidation and deconsolidation of insurance subsidiaries	—	—	—	—	17.9	(0.6)	28.0	—	45.3	—	—	—	—	45.3
Interest expense	(0.3)	(1.1)	(1.1)	(1.0)	(4.7)	(6.9)	—	(0.2)	(15.3)	(0.2)	(35.4)	(67.3)	0.4	(117.8)
Corporate overhead and other	(3.2)	(6.5)	(8.3)	(2.3)	(2.8)	(13.0)	(2.9)	(0.6)	(39.6)	(0.1)	—	40.0	(87.4)	(87.1)
Pre-tax income (loss)	152.3	390.6	142.7	29.2	57.3	172.6	457.0	57.8	1,459.5	(2.1)	48.7	61.4	—	1,567.5
Income taxes														(287.3)
Net earnings														1,280.2

Attributable to:
Shareholders of Fairfax														1,201.4
Non-controlling interests														78.8
														1,280.2
(1)    Includes net gains on investments at Non-insurance companies of $94.9 pursuant to the deconsolidation of Privi by Fairfax India as described in note 15.
(2)    Underwriting expenses for segment reporting were comprised as shown below for the quarter ended June 30, 2021. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	237.8	712.1	423.6	104.2	269.9	600.3	34.6	202.7	2,585.2
Commissions	77.9	195.7	124.6	19.5	106.8	72.4	7.3	59.8	664.0
Other underwriting expenses	65.7	84.6	115.7	46.9	73.0	104.6	12.8	65.6	568.9
Underwriting expenses - accident year	381.4	992.4	663.9	170.6	449.7	777.3	54.7	328.1	3,818.1
Net (favourable) adverse claims reserve development	1.0	8.8	(1.1)	(12.3)	(30.0)	18.3	(4.8)	(11.5)	(31.6)
Underwriting expenses - calendar year	382.4	1,001.2	662.8	158.3	419.7	795.6	49.9	316.6	3,786.5

Quarter ended June 30, 2020

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	430.2	1,102.4	712.5	120.0	659.7	1,224.6	88.9	364.4	4,702.7	—	—	—	—	4,702.7
Intercompany	3.6	27.5	3.7	—	3.6	12.9	—	33.6	84.9	—	—	—	(84.9)	—
	433.8	1,129.9	716.2	120.0	663.3	1,237.5	88.9	398.0	4,787.6	—	—	—	(84.9)	4,702.7
Net premiums written	403.2	935.4	580.0	115.8	418.4	790.7	44.4	267.6	3,555.5	—	—	—	—	3,555.5
Net premiums earned
External	329.7	882.1	573.5	141.2	423.3	691.6	58.6	233.5	3,333.5	—	—	—	—	3,333.5
Intercompany	(1.0)	3.7	(14.3)	(0.6)	(0.8)	(9.8)	(2.3)	25.1	—	—	—	—	—	—
	328.7	885.8	559.2	140.6	422.5	681.8	56.3	258.6	3,333.5	—	—	—	—	3,333.5
Underwriting expenses(1)	(309.9)	(884.4)	(553.3)	(133.1)	(485.4)	(668.2)	(56.0)	(256.5)	(3,346.8)	(18.7)	—	—	—	(3,365.5)
Underwriting profit (loss)	18.8	1.4	5.9	7.5	(62.9)	13.6	0.3	2.1	(13.3)	(18.7)	—	—	—	(32.0)
Interest income	15.6	49.7	23.5	6.2	16.5	34.6	3.3	15.0	164.4	6.5	6.3	17.3	(2.3)	192.2
Dividends	2.2	1.2	1.7	0.9	1.2	7.5	1.8	1.4	17.9	1.3	0.9	0.5	—	20.6
Investment expenses	(2.4)	(9.4)	(3.2)	(1.8)	(2.9)	(7.5)	(0.3)	(1.6)	(29.1)	(1.9)	(9.8)	—	33.0	(7.8)
Interest and dividends	15.4	41.5	22.0	5.3	14.8	34.6	4.8	14.8	153.2	5.9	(2.6)	17.8	30.7	205.0
Share of profit (loss) of associates	(2.6)	(3.2)	(4.1)	(2.4)	1.4	(1.6)	0.5	(7.4)	(19.4)	(2.7)	(55.4)	54.4	—	(23.1)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	918.2	—	(12.6)	905.6
Expenses	—	—	—	—	—	—	—	—	—	—	(940.5)	—	2.1	(938.4)
	—	—	—	—	—	—	—	—	—	—	(22.3)	—	(10.5)	(32.8)
Operating income (loss)	31.6	39.7	23.8	10.4	(46.7)	46.6	5.6	9.5	120.5	(15.5)	(80.3)	72.2	20.2	117.1
Net gains (losses) on investments	29.1	64.8	63.0	(4.3)	77.5	201.6	17.0	37.7	486.4	22.7	30.5	104.5	—	644.1
Interest expense	(0.4)	(1.5)	(1.1)	(0.9)	(4.7)	(8.0)	(0.1)	(0.4)	(17.1)	(0.2)	(43.5)	(61.6)	0.2	(122.2)
Corporate overhead and other	(1.2)	(0.7)	(6.4)	(2.0)	(2.3)	(22.2)	(2.4)	(0.3)	(37.5)	—	—	(19.7)	(33.0)	(90.2)
Pre-tax income (loss)	59.1	102.3	79.3	3.2	23.8	218.0	20.1	46.5	552.3	7.0	(93.3)	95.4	(12.6)	548.8
Income taxes														(122.5)
Net earnings														426.3

Attributable to:
Shareholders of Fairfax														434.9
Non-controlling interests														(8.6)
														426.3
(1)    Underwriting expenses for segment reporting were comprised as shown below for the quarter ended June 30, 2020. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	207.4	652.8	355.7	91.8	342.2	527.8	38.1	164.3	2,380.1
Commissions	54.0	167.5	89.9	16.6	105.7	66.6	9.1	50.8	560.2
Other underwriting expenses	49.8	80.6	108.9	45.1	57.4	99.1	13.4	57.0	511.3
Underwriting expenses - accident year	311.2	900.9	554.5	153.5	505.3	693.5	60.6	272.1	3,451.6
Net favourable claims reserve development	(1.3)	(16.5)	(1.2)	(20.4)	(19.9)	(25.3)	(4.6)	(15.6)	(104.8)
Underwriting expenses - calendar year	309.9	884.4	553.3	133.1	485.4	668.2	56.0	256.5	3,346.8

Six months ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	996.5	2,537.4	1,729.2	420.9	1,455.8	2,987.3	217.7	1,060.9	11,405.7	—	—	—	—	11,405.7
Intercompany	0.9	91.9	9.4	—	8.6	34.7	0.8	86.3	232.6	—	—	—	(232.6)	—
	997.4	2,629.3	1,738.6	420.9	1,464.4	3,022.0	218.5	1,147.2	11,638.3	—	—	—	(232.6)	11,405.7
Net premiums written	925.2	2,181.7	1,432.5	409.1	864.4	2,077.0	105.8	679.7	8,675.4	—	—	—	—	8,675.4
Net premiums earned
External	862.7	1,983.2	1,340.2	344.2	874.6	1,651.4	111.7	576.8	7,744.8	—	—	—	—	7,744.8
Intercompany	(5.2)	30.2	(23.7)	(1.7)	1.4	(63.7)	(4.3)	67.0	—	—	—	—	—	—
	857.5	2,013.4	1,316.5	342.5	876.0	1,587.7	107.4	643.8	7,744.8	—	—	—	—	7,744.8
Underwriting expenses(2)	(735.7)	(1,948.7)	(1,290.6)	(309.6)	(856.6)	(1,500.3)	(101.4)	(625.0)	(7,367.9)	(53.3)	—	—	—	(7,421.2)
Underwriting profit (loss)	121.8	64.7	25.9	32.9	19.4	87.4	6.0	18.8	376.9	(53.3)	—	—	—	323.6
Interest income	29.3	79.3	42.2	7.5	25.7	52.3	7.1	24.8	268.2	6.2	1.0	30.8	(5.0)	301.2
Dividends	4.0	3.8	1.8	1.0	1.9	8.2	2.8	3.5	27.0	3.7	10.2	(1.6)	—	39.3
Investment expenses	(7.4)	(22.4)	(9.2)	(3.7)	(6.9)	(16.4)	(0.7)	(6.3)	(73.0)	(3.0)	(120.7)	(1.1)	186.0	(11.8)
Interest and dividends	25.9	60.7	34.8	4.8	20.7	44.1	9.2	22.0	222.2	6.9	(109.5)	28.1	181.0	328.7
Share of profit of associates	2.6	26.4	18.4	10.1	10.1	12.6	7.5	9.7	97.4	5.8	2.6	13.9	—	119.7
Other
Revenue	—	—	—	—	—	—	—	—	—	—	2,391.3	—	0.5	2,391.8
Expenses	—	—	—	—	—	—	—	—	—	—	(2,413.7)	—	4.9	(2,408.8)
	—	—	—	—	—	—	—	—	—	—	(22.4)	—	5.4	(17.0)
Operating income (loss)	150.3	151.8	79.1	47.8	50.2	144.1	22.7	50.5	696.5	(40.6)	(129.3)	42.0	186.4	755.0
Net gains on investments(1)	187.5	472.5	198.5	30.5	10.6	165.2	426.1	78.0	1,568.9	64.8	193.1	305.4	—	2,132.2
Gain on consolidation and deconsolidation of insurance subsidiaries	—	—	—	—	27.1	35.5	49.4	—	112.0	—	—	—	—	112.0
Interest expense	(0.6)	(2.7)	(2.2)	(1.9)	(8.8)	(14.0)	(0.1)	(0.6)	(30.9)	(0.4)	(73.6)	(179.1)	0.1	(283.9)
Corporate overhead and other	(6.6)	(10.0)	(18.7)	(4.5)	(5.7)	(25.8)	(5.4)	(0.7)	(77.4)	(0.1)	—	97.8	(186.0)	(165.7)
Pre-tax income (loss)	330.6	611.6	256.7	71.9	73.4	305.0	492.7	127.2	2,269.1	23.7	(9.8)	266.1	0.5	2,549.6
Income taxes														(446.8)
Net earnings														2,102.8

Attributable to:
Shareholders of Fairfax														2,007.4
Non-controlling interests														95.4
														2,102.8
(1)    Includes net gains on investments at Non-insurance companies of $94.9 pursuant to the deconsolidation of Privi by Fairfax India as described in note 15.
(2)    Underwriting expenses for segment reporting were comprised as shown below for the six months ended June 30, 2021. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	447.9	1,388.1	833.1	210.8	532.6	1,131.0	71.6	392.0	5,007.1
Commissions	147.0	382.6	233.2	38.7	212.0	136.8	14.5	118.8	1,283.6
Other underwriting expenses	128.4	173.9	227.4	95.5	153.4	213.6	27.6	132.3	1,152.1
Underwriting expenses - accident year	723.3	1,944.6	1,293.7	345.0	898.0	1,481.4	113.7	643.1	7,442.8
Net (favourable) adverse claims reserve development	12.4	4.1	(3.1)	(35.4)	(41.4)	18.9	(12.3)	(18.1)	(74.9)
Underwriting expenses - calendar year	735.7	1,948.7	1,290.6	309.6	856.6	1,500.3	101.4	625.0	7,367.9

Six months ended June 30, 2020

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	774.3	2,033.3	1,481.3	377.9	1,274.1	2,328.4	211.3	851.3	9,331.9	146.5	—	—	—	9,478.4
Intercompany	3.9	47.5	12.0	—	8.4	27.7	—	57.7	157.2	—	—	—	(157.2)	—
	778.2	2,080.8	1,493.3	377.9	1,282.5	2,356.1	211.3	909.0	9,489.1	146.5	—	—	(157.2)	9,478.4
Net premiums written	712.2	1,799.7	1,230.5	370.0	866.2	1,592.1	105.1	579.6	7,255.4	146.5	—	—	—	7,401.9
Net premiums earned
External	668.2	1,695.0	1,181.1	305.5	817.3	1,303.1	117.8	503.9	6,591.9	129.4	—	—	—	6,721.3
Intercompany	(6.3)	8.3	(19.2)	(1.2)	2.6	(18.2)	(5.9)	41.4	1.5	(1.5)	—	—	—	—
	661.9	1,703.3	1,161.9	304.3	819.9	1,284.9	111.9	545.3	6,593.4	127.9	—	—	—	6,721.3
Underwriting expenses(2)	(631.6)	(1,689.2)	(1,140.3)	(276.9)	(879.5)	(1,237.2)	(113.1)	(535.8)	(6,503.6)	(165.4)	—	—	—	(6,669.0)
Underwriting profit (loss)	30.3	14.1	21.6	27.4	(59.6)	47.7	(1.2)	9.5	89.8	(37.5)	—	—	—	52.3
Interest income	33.3	96.0	50.4	13.7	37.4	71.5	7.4	28.0	337.7	18.1	13.4	34.3	(4.6)	398.9
Dividends	3.7	3.4	2.0	1.1	1.7	12.6	3.9	2.2	30.6	2.7	4.7	0.6	—	38.6
Investment expenses	(5.0)	(15.6)	(6.8)	(3.6)	(5.7)	(14.9)	(0.6)	(3.5)	(55.7)	(5.8)	33.8	(1.0)	14.1	(14.6)
Interest and dividends	32.0	83.8	45.6	11.2	33.4	69.2	10.7	26.7	312.6	15.0	51.9	33.9	9.5	422.9
Share of profit (loss) of associates	(11.2)	11.8	(25.1)	(15.2)	(11.7)	9.1	4.2	(18.2)	(56.3)	(15.8)	(49.2)	(107.0)	—	(228.3)
Other
Revenue	—	—	—	—	—	—	—	—	—	—	2,099.2	—	(12.6)	2,086.6
Expenses	—	—	—	—	—	—	—	—	—	—	(2,216.2)	—	4.5	(2,211.7)
	—	—	—	—	—	—	—	—	—	—	(117.0)	—	(8.1)	(125.1)
Operating income (loss)	51.1	109.7	42.1	23.4	(37.9)	126.0	13.7	18.0	346.1	(38.3)	(114.3)	(73.1)	1.4	121.8
Net gains (losses) on investments	(97.6)	(244.6)	(205.6)	(64.6)	(7.4)	17.9	(24.0)	(101.5)	(727.4)	(155.4)	(111.2)	98.6	—	(895.4)
Gain (loss) on deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(0.7)	(3.4)	(2.4)	(1.9)	(9.4)	(15.3)	(0.2)	(0.9)	(34.2)	(1.9)	(89.7)	(112.2)	0.1	(237.9)
Corporate overhead and other	(2.4)	(1.5)	(11.0)	(4.0)	(4.6)	(40.5)	(5.2)	(0.3)	(69.5)	—	—	(94.6)	(14.1)	(178.2)
Pre-tax income (loss)	(49.6)	(170.3)	(202.7)	(47.1)	(59.3)	88.1	(15.7)	(84.7)	(541.3)	(204.6)	(315.2)	1.1	(12.6)	(1,072.6)
Income taxes														109.8
Net loss														(962.8)

Attributable to:
Shareholders of Fairfax														(824.4)
Non-controlling interests														(138.4)
														(962.8)
(1)    Includes European Run-off prior to its deconsolidation on March 31, 2020.
(2)    Underwriting expenses for segment reporting were comprised as shown below for the six months ended June 30, 2020. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE - accident year	418.5	1,253.8	731.1	196.7	580.2	936.0	76.7	338.9	4,531.9
Commissions	108.8	335.5	192.6	35.4	208.6	124.8	17.5	103.2	1,126.4
Other underwriting expenses	102.4	158.7	219.0	92.8	125.0	201.7	28.2	118.6	1,046.4
Underwriting expenses - accident year	629.7	1,748.0	1,142.7	324.9	913.8	1,262.5	122.4	560.7	6,704.7
Net (favourable) adverse claims reserve development	1.9	(58.8)	(2.4)	(48.0)	(34.3)	(25.3)	(9.3)	(24.9)	(201.1)
Underwriting expenses - calendar year	631.6	1,689.2	1,140.3	276.9	879.5	1,237.2	113.1	535.8	6,503.6

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows for the three and six months ended June 30:

	Second quarter
	Restaurants and retail(1)		Fairfax India(2)		Thomas Cook India(3)		Other(4)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	472.9	315.3	51.3	59.0	43.0	12.6	677.7	531.3	1,244.9	918.2
Expenses	(458.7)	(359.3)	(48.3)	(60.4)	(60.2)	(35.7)	(674.3)	(485.1)	(1,241.5)	(940.5)
Pre-tax income (loss) before interest expense and other	14.2	(44.0)	3.0	(1.4)	(17.2)	(23.1)	3.4	46.2	3.4	(22.3)
Interest and dividends	1.4	0.9	(53.0)	(7.4)	—	—	(0.7)	3.9	(52.3)	(2.6)
Share of profit (loss) of associates	0.3	0.1	4.4	(17.4)	(0.1)	(0.8)	(0.1)	(37.3)	4.5	(55.4)
Operating income (loss)	15.9	(43.0)	(45.6)	(26.2)	(17.3)	(23.9)	2.6	12.8	(44.4)	(80.3)
Net gains on investments	6.1	4.5	119.3	3.9	0.6	0.3	2.5	21.8	128.5	30.5
Pre-tax income (loss) before interest expense	22.0	(38.5)	73.7	(22.3)	(16.7)	(23.6)	5.1	34.6	84.1	(49.8)

	First six months
	Restaurants and retail(1)		Fairfax India(2)		Thomas Cook India(3)		Other(4)		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenue	818.4	701.1	148.7	143.3	95.6	173.3	1,328.6	1,081.5	2,391.3	2,099.2
Expenses	(819.9)	(832.4)	(131.8)	(134.7)	(121.8)	(206.0)	(1,340.2)	(1,043.1)	(2,413.7)	(2,216.2)
Pre-tax income (loss) before interest expense and other	(1.5)	(131.3)	16.9	8.6	(26.2)	(32.7)	(11.6)	38.4	(22.4)	(117.0)
Interest and dividends	2.9	2.9	(111.7)	41.5	—	—	(0.7)	7.5	(109.5)	51.9
Share of profit (loss) of associates	0.6	0.2	1.6	(10.4)	(0.2)	(3.4)	0.6	(35.6)	2.6	(49.2)
Operating income (loss)	2.0	(128.2)	(93.2)	39.7	(26.4)	(36.1)	(11.7)	10.3	(129.3)	(114.3)
Net gains (losses) on investments	19.1	(17.2)	168.3	(79.6)	(2.8)	1.3	8.5	(15.7)	193.1	(111.2)
Pre-tax income (loss) before interest expense	21.1	(145.4)	75.1	(39.9)	(29.2)	(34.8)	(3.2)	(5.4)	63.8	(225.5)
(1)    Comprised of Recipe, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2)    Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi (deconsolidated on April 29, 2021) and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Mosaic Capital, Boat Rocker, Pethealth, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media (deconsolidated on January 1, 2021).

18.    Expenses
Expenses in the consolidated statement of earnings for the three and six months ended June 30 were comprised as follows:

	Second quarter
	2021			2020
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses	2,467.7	—	2,467.7	2,202.1	—	2,202.1
Cost of sales	—	759.1	759.1	—	560.6	560.6
Wages and salaries	383.7	173.0	556.7	326.2	93.0	419.2
Depreciation, amortization and impairment charges	58.0	128.4	186.4	60.4	126.3	186.7
Employee benefits	84.1	30.6	114.7	75.8	21.5	97.3
Premium taxes	68.1	—	68.1	57.0	—	57.0
Information technology costs	51.9	9.5	61.4	43.2	7.6	50.8
Marketing, shipping and delivery	7.8	52.2	60.0	5.7	36.3	42.0
Audit, legal and other professional fees	31.4	11.6	43.0	34.3	10.8	45.1
Utilities, repairs and maintenance	2.6	34.8	37.4	2.8	21.3	24.1
Share-based payments to directors and employees	22.2	5.7	27.9	26.3	2.0	28.3
Administrative expense and other	64.5	34.4	98.9	62.2	59.0	121.2
Losses on claims, net, operating expenses and other expenses(1)(2)	3,242.0	1,239.3	4,481.3	2,896.0	938.4	3,834.4
Commissions, net (note 9)(3)	664.4	—	664.4	559.7	—	559.7
Interest expense (note 10)(3)	82.4	35.4	117.8	78.9	43.3	122.2
	3,988.8	1,274.7	5,263.5	3,534.6	981.7	4,516.3

	First six months
	2021			2020
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
Losses and loss adjustment expenses	4,749.2	—	4,749.2	4,307.3	—	4,307.3
Cost of sales	—	1,469.9	1,469.9	—	1,323.6	1,323.6
Wages and salaries	751.7	336.1	1,087.8	659.8	287.7	947.5
Depreciation, amortization and impairment charges	118.8	243.8	362.6	120.2	271.5	391.7
Employee benefits	172.6	60.6	233.2	169.3	51.0	220.3
Premium taxes	134.0	—	134.0	116.3	—	116.3
Information technology costs	101.4	17.6	119.0	90.0	14.3	104.3
Marketing, shipping and delivery	15.3	92.6	107.9	12.0	78.9	90.9
Audit, legal and other professional fees	65.2	20.3	85.5	66.4	22.0	88.4
Utilities, repairs and maintenance	5.6	68.9	74.5	6.0	51.8	57.8
Share-based payments to directors and employees	55.8	9.9	65.7	50.3	(1.5)	48.8
Administrative expense and other	133.4	89.1	222.5	131.9	112.4	244.3
Losses on claims, net, operating expenses and other expenses(1)(2)	6,303.0	2,408.8	8,711.8	5,729.5	2,211.7	7,941.2
Commissions, net (note 9)(3)	1,283.9	—	1,283.9	1,117.7	—	1,117.7
Interest expense (note 10)(3)(4)	210.3	73.6	283.9	148.3	89.6	237.9
	7,797.2	2,482.4	10,279.6	6,995.5	2,301.3	9,296.8
(1)    Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.
(2)    Expenses of the non-insurance companies, excluding commissions, net and interest expense.
(3)    Presented as separate lines in the consolidated statement of earnings.
(4)    Interest expense included loss on redemption of borrowings of the holding company in the first quarter of 2021 as described in note 10.
During the second quarter and first six months of 2021 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $28.1 and $53.1 (2020 - $29.7 and $29.7) as a reduction of other expenses in the consolidated statement of earnings.

19.    Supplementary Cash Flow Information
Cash and cash equivalents included on the consolidated balance sheets were comprised as follows:

	June 30, 2021
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	122.9	37.4	160.3	26.0	—	26.0	148.9	37.4	186.3
Subsidiary cash and short term investments	4,414.3	1,240.2	5,654.5	334.4	303.0	637.4	4,748.7	1,543.2	6,291.9
Fairfax India	47.7	26.0	73.7	2.5	12.6	15.1	50.2	38.6	88.8
Assets held for sale (note 15)	12.4	—	12.4	—	—	—	12.4	—	12.4
	4,597.3	1,303.6	5,900.9	362.9	315.6	678.5	4,960.2	1,619.2	6,579.4

	December 31, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	81.9	192.3	274.2	5.8	—	5.8	87.7	192.3	280.0
Subsidiary cash and short term investments	2,736.0	1,398.6	4,134.6	349.4	402.5	751.9	3,085.4	1,801.1	4,886.5
Fairfax India	36.0	22.3	58.3	31.9	—	31.9	67.9	22.3	90.2
	2,853.9	1,613.2	4,467.1	387.1	402.5	789.6	3,241.0	2,015.7	5,256.7
Details of certain cash flows included in the consolidated statements of cash flows for the three and six months ended June 30 were as follows:

	Second quarter		First six months
	2021	2020	2021	2020
Net (purchases) sales of investments classified at FVTPL
Short term investments	(245.0)	(443.1)	(1,026.5)	934.0
Bonds	(274.0)	(450.0)	249.0	(1,448.0)
Preferred stocks	3.1	(0.2)	2.5	(11.6)
Common stocks	84.2	(88.3)	147.8	33.1
Net Derivatives	98.4	(68.9)	481.8	(359.3)
	(333.3)	(1,050.5)	(145.4)	(851.8)

Net interest and dividends received
Interest and dividends received	209.3	207.3	378.1	408.7
Interest paid on borrowings	(95.7)	(98.2)	(189.8)	(178.9)
Interest paid on lease liabilities	(18.9)	(13.8)	(33.2)	(28.0)
	94.7	95.3	155.1	201.8

Net income taxes received (paid)	(54.0)	30.8	(102.7)	(8.4)

20.    Related Party Transactions
Transactions with associates
Atlas preferred shares and warrants
On June 11, 2021 the company exchanged certain tranches of its Atlas debentures for preferred shares and warrants as described in note 6.
HFP unsecured debentures and warrants
On March 31, 2021 the company invested $100.0 in HFP unsecured debentures and warrants as described in note 6.
RiverStone Barbados portfolio investments
On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados pursuant to the transaction described in note 15.
Fairfax consolidated internal investment funds
During the first quarter of 2021 Eurolife invested $80.0 in a Fairfax consolidated internal investment fund as described in note 11.
Transactions with subsidiaries
Fairfax India's sale of Privi
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi to certain affiliates of Privi's founders as described in note 15.
Thomas Cook India preferred shares
During the first quarter of 2021 the company invested $60.0 in Thomas Cook India preferred shares through a private placement. This intercompany shareholding is eliminated in the company's consolidated financial reporting.
Fairfax India Performance Fee Receivable
On June 30, 2021 the holding company had a performance fee receivable of $98.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company's consolidated financial reporting.
On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of an intercompany performance fee receivable of $5.2 pursuant to its investment advisory agreement with Fairfax India as the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold.
Fairfax India Senior Notes Offering
On February 26, 2021 the company's insurance and reinsurance subsidiaries purchased $45.0 principal amount of Fairfax India's 5.00% unsecured senior notes pursuant to the offering described in note 10.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of July 29, 2021)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three and six months ended June 30, 2021, and the notes to the MD&A contained in the company's 2020 Annual Report.

(2)Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies.

(3)The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

(4)The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (losses on claims expressed as a percentage of net premiums earned) and the expense ratio (commissions and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (losses on claims excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2021 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

(5)The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

(6)The measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income (loss) including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three and six months ended June 30, 2021, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(7)In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures and financial effects" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long term strategic holdings. For details, see note 16 (Financial Risk Management, under the heading of "Market risk") to the interim consolidated financial statements for the three and six months ended June 30, 2021.

(8)Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's interim consolidated financial statements for the three and six months ended June 30, 2021 and are explained in note 16 (Financial Risk Management, under the heading of "Capital Management") thereto.

(9)Book value per basic share is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 11 (Total Equity, under the heading of "Common stock") respectively to the interim consolidated financial statements for the three and six months ended June 30, 2021.

(10)References in this MD&A to the company's insurance and reinsurance operations do not include the company's run-off operations, consistent with the presentation in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

(11)Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

Business Developments
    Acquisitions and Divestitures
For a description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2021.
    COVID-19
For a discussion of the impacts of the COVID-19 pandemic, see note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

Sources of Income
Income in the interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020 is shown in the table that follows.

	Second quarter		First six months
	2021	2020	2021	2020
Net premiums earned - Insurance and Reinsurance
Northbridge	451.5	328.7	857.5	661.9
Odyssey Group	1,054.7	885.8	2,013.4	1,703.3
Crum & Forster	684.5	559.2	1,316.5	1,161.9
Zenith National	170.8	140.6	342.5	304.3
Brit	432.0	422.5	876.0	819.9
Allied World	839.5	681.8	1,587.7	1,284.9
Fairfax Asia	52.6	56.3	107.4	111.9
Other	328.8	258.6	643.8	545.3
	4,014.4	3,333.5	7,744.8	6,593.4
Run-off	—	—	—	127.9
	4,014.4	3,333.5	7,744.8	6,721.3
Interest and dividends	160.8	205.0	328.7	422.9
Share of profit (loss) of associates	75.4	(23.1)	119.7	(228.3)
Net gains (losses) on investments	1,290.2	644.1	2,132.2	(895.4)
Gain on consolidation and deconsolidation of insurance subsidiaries	45.3	—	112.0	117.1
Other revenue(1)	1,244.9	905.6	2,391.8	2,086.6
	6,831.0	5,065.1	12,829.2	8,224.2
(1)    Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Thomas Cook India and its subsidiary Sterling Resorts, AGT, Toys "R" Us Canada, and Fairfax India and its subsidiaries NCML, Fairchem, Privi (deconsolidated on April 29, 2021) and Saurashtra Freight. Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra Group (formerly Horizon North (acquired on May 29, 2020)), Praktiker, Sporting Life, Golf Town, Pethealth, Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), Farmers Edge (consolidated on July 1, 2020), Kitchen Stuff Plus, Rouge Media (deconsolidated on January 1, 2021) and William Ashley.
Income of $6,831.0 in the second quarter of 2021 increased from $5,065.1 in the second quarter of 2020 principally as a result of increases in net premiums earned, net gains on investments and other revenue, and share of profit of associates in the second quarter of 2021 compared to share of loss of associates in the second quarter of 2020.
Income of $12,829.2 in the first six months of 2021 increased from $8,224.2 in the first six months of 2020 principally as a result of net gains on investments and share of profit of associates in the first six months of 2021 compared to net losses on investments and share of loss of associates in the first six months of 2020, increased net premiums earned and increased other revenue, partially offset by decreased interest and dividends.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the second quarter of 2021 reflected increases at Odyssey Group ($168.9, 19.1%), Allied World ($157.7, 23.1%), Crum & Forster ($125.3, 22.4%), Northbridge ($122.8, 37.4%, inclusive of the favourable effect of foreign currency translation), Insurance and Reinsurance – Other ($70.2, 27.1%), Zenith National ($30.2, 21.5%) and Brit ($9.5, 2.2%), partially offset by a nominal decrease at Fairfax Asia ($3.7, 6.6%).
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first six months of 2021 reflected increases at Odyssey Group ($310.1, 18.2%), Allied World ($302.8, 23.6%), Northbridge ($195.6, 29.6%, inclusive of the favourable effect of foreign currency translation), Crum & Forster ($154.6, 13.3%), Insurance and Reinsurance – Other ($98.5, 18.1%), Brit ($56.1, 6.8%) and Zenith National ($38.2, 12.6%), partially offset by a nominal decrease at Fairfax Asia ($4.5, 4.0%). Net premiums earned at Run-off in the first six months of 2020 principally reflected the first quarter 2020 Part VII transfer and reinsurance transactions described in the Run-off section of this MD&A.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the second quarters and first six months of 2021 and 2020 is provided in the Investments section of this MD&A.
Gain on consolidation and deconsolidation of insurance subsidiaries of $112.0 in the first six months of 2021 reflected a realized gain of $36.1 recorded by Allied World on disposition of its majority interest in Vault Insurance and other modest gains recorded by the insurance and reinsurance subsidiaries. Gain on consolidation and deconsolidation of insurance subsidiaries of $117.1 in the first six months of 2020 related to the deconsolidation of European Run-off as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.
The increase in other revenue to $1,244.9 and $2,391.8 in the second quarter and first six months of 2021 from $905.6 and $2,086.6 in the second quarter and first six months of 2020 principally reflected higher business volumes at Golf Town, Mosaic Capital and Boat Rocker, the reverse acquisition of Horizon North by Dexterra (on May 29, 2020), the consolidation of Farmers Edge (on July 1, 2020) and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in

Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020). Recipe's revenue increased in the second quarter of 2021 principally reflecting reduced COVID-19 related lockdown restrictions. AGT's revenue increased in the first six months of 2021 due to higher business volumes. Thomas Cook India's revenue decreased in the first six months of 2021, primarily reflecting lower business volumes due to COVID-19 related travel restrictions. Refer to the Non-insurance companies section of this MD&A for details.
The table which follows presents net premiums written by the company’s insurance and reinsurance operations.

	Second quarter			First six months
Net premiums written - Insurance and Reinsurance	2021	2020	% change year-over-year	2021	2020	% change year-over-year
Northbridge	550.8	403.2	36.6%	925.2	712.2	29.9%
Odyssey Group	1,149.8	935.4	22.9%	2,181.7	1,799.7	21.2%
Crum & Forster	766.5	580.0	32.2%	1,432.5	1,230.5	16.4%
Zenith National	143.8	115.8	24.2%	409.1	370.0	10.6%
Brit	478.9	418.4	14.5%	864.4	866.2	(0.2)%
Allied World	1,049.8	790.7	32.8%	2,077.0	1,592.1	30.5%
Fairfax Asia	45.2	44.4	1.8%	105.8	105.1	0.7%
Other	344.7	267.6	28.8%	679.7	579.6	17.3%
	4,529.5	3,555.5	27.4%	8,675.4	7,255.4	19.6%

Northbridge’s net premiums written increased by 36.6% and 29.9% in the second quarter and first six months of 2021. In Canadian dollar terms, Northbridge’s net premiums written increased by 22.0% and 18.6%, reflecting new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures.
Odyssey Group's net premiums written increased by 22.9% and 21.2% in the second quarter and first six months of 2021, primarily reflecting increased business volume across all divisions, principally U.S. Insurance (primarily growth in U.S. crop, financial products and professional liability), North America (primarily growth in U.S. casualty reinsurance), London Market (primarily general liability, directors and officers liability and affinity insurance at Newline) and EuroAsia (primarily motor and property), partially offset by growth in business with higher cession rates, primarily in U.S. Insurance.
Crum & Forster's net premiums written increased by 32.2% and 16.4% in the second quarter and first six months of 2021, principally reflecting growth in Accident and Health (primarily medical), Commercial Lines (primarily general liability and cyber), and Surplus and Specialty (primarily umbrella and automobile) divisions.
Zenith National's net premiums written increased by 24.2% and 10.6% in the second quarter and first six months of 2021, primarily reflecting the partial unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19 and growth in other property and casualty lines, partially offset by price decreases in the workers' compensation business.
Brit's net premiums written increased by 14.5% in the second quarter of 2021 primarily reflecting the launch of Ki Insurance in the fourth quarter of 2020, increases in certain London Insurance lines of business (primarily cyber and professional liability) and Overseas Distribution (primarily casualty treaty), partially offset by decreases in certain London Reinsurance lines of business (primarily casualty treaty). Brit's net premiums written decreased by 0.2% in the first six months of 2021, primarily reflecting the purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils in the first quarter of 2021, partially offset by the launch of Ki Insurance in the fourth quarter of 2020, increases in certain London Insurance lines of business (primarily cyber and professional liability) and Overseas Distribution (primarily casualty treaty). Excluding the effect of the multi-year reinsurance protection, which increased ceded premium by $93.0 in the first six months of 2021, net premiums written increased by 10.5%.
Allied World's net premiums written increased by 32.8% and 30.5% in the second quarter and first six months of 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North American and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (all North American lines of business) and increased premium retention, primarily in casualty and professional lines of business.
Fairfax Asia's net premiums written increased marginally in the second quarter and first six months of 2021, principally reflecting increased business volumes in most lines of business at AMAG Insurance and Pacific Insurance, partially offset by decreased business volumes at Falcon Insurance, primarily on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio, and at Fairfirst Insurance as a result of challenging market conditions and decreased business volumes in lines of business which are principally retained.
Insurance and Reinsurance – Other's net premiums written increased by 28.8% and 17.3% in the second quarter and first six months of 2021, primarily reflecting increases at Group Re, Fairfax CEE (Colonnade Insurance), Bryte Insurance and Fairfax Brasil, partially offset by decreased premium retention at Fairfax Latam (primarily related to a quota share agreement at La Meridional Argentina).

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three and six months ended June 30, 2021 and 2020 using amounts presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2021, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. The table shows separately combined ratios and underwriting results for each of the insurance and reinsurance segments. Operating income (loss) as presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	Second quarter		First six months
Combined ratios - Insurance and Reinsurance	2021	2020	2021	2020
Northbridge	84.7%	94.3%	85.8%	95.4%
Odyssey Group	94.9%	99.8%	96.8%	99.2%
Crum & Forster	96.8%	98.9%	98.0%	98.1%
Zenith National	92.7%	94.6%	90.4%	91.0%
Brit	97.1%	114.9%	97.8%	107.3%
Allied World	94.8%	98.0%	94.5%	96.3%
Fairfax Asia	94.9%	99.4%	94.4%	101.0%
Other	96.3%	99.3%	97.1%	98.3%
Consolidated	94.3%	100.4%	95.1%	98.6%

Sources of net earnings
Underwriting profit (loss) - Insurance and Reinsurance
Northbridge	69.1	18.8	121.8	30.3
Odyssey Group	53.5	1.4	64.7	14.1
Crum & Forster	21.7	5.9	25.9	21.6
Zenith National	12.5	7.5	32.9	27.4
Brit	12.3	(62.9)	19.4	(59.6)
Allied World	43.9	13.6	87.4	47.7
Fairfax Asia	2.7	0.3	6.0	(1.2)
Other	12.2	2.1	18.8	9.5
Underwriting profit (loss) - insurance and reinsurance	227.9	(13.3)	376.9	89.8
Interest and dividends - insurance and reinsurance	116.4	153.2	222.2	312.6
Share of profit (loss) of associates - insurance and reinsurance	54.0	(19.4)	97.4	(56.3)
Operating income - insurance and reinsurance	398.3	120.5	696.5	346.1
Run-off (excluding net gains (losses) on investments)	(24.3)	(15.5)	(40.6)	(38.3)
Non-insurance companies reporting segment (excluding net gains (losses) on investments)	(44.4)	(80.3)	(129.3)	(114.3)
Interest expense	(117.8)	(122.2)	(283.9)	(237.9)
Corporate overhead and other	20.2	2.2	62.7	(249.9)
Gain on consolidation and deconsolidation of insurance subsidiaries	45.3	—	112.0	117.1
Pre-tax income (loss) before net gains (losses) on investments	277.3	(95.3)	417.4	(177.2)
Net realized gains (losses) on investments	365.1	(125.5)	563.1	(182.8)
Pre-tax income (loss) including net realized gains (losses) on investments	642.4	(220.8)	980.5	(360.0)
Net change in unrealized gains (losses) on investments	925.1	769.6	1,569.1	(712.6)
Pre-tax income (loss)	1,567.5	548.8	2,549.6	(1,072.6)
Income taxes	(287.3)	(122.5)	(446.8)	109.8
Net earnings (loss)	1,280.2	426.3	2,102.8	(962.8)

Attributable to:
Shareholders of Fairfax	1,201.4	434.9	2,007.4	(824.4)
Non-controlling interests	78.8	(8.6)	95.4	(138.4)
	1,280.2	426.3	2,102.8	(962.8)

Net earnings (loss) per share	$45.79	$16.00	$76.18	$(31.76)
Net earnings (loss) per diluted share	$43.25	$15.26	$72.16	$(31.76)
Cash dividends paid per share	$—	$—	$10.00	$10.00
The company's insurance and reinsurance operations produced underwriting profit of $227.9 and $376.9 (combined ratios of 94.3% and 95.1%) in the second quarter and first six months of 2021 compared to an underwriting loss of $13.3 and underwriting profit of $89.8 (combined ratios of 100.4% and 98.6%) in the second quarter and first six months of 2020.

The decrease in the combined ratio in the second quarter and first six months of 2021 principally reflected decreased current period COVID-19 losses and growth in net premiums earned, including rate increases across most lines of business relative to modest changes in underwriting expenses, partially offset by increased current period catastrophe losses and decreased net favourable prior year reserve development.
The following table presents the components of the company's combined ratios for the three and six months ended June 30, 2021 and 2020:

	Second quarter		First six months
	2021	2020	2021	2020
Underwriting profit (loss) - insurance and reinsurance	227.9	(13.3)	376.9	89.8

Loss & LAE - accident year	64.4%	71.4%	64.6%	68.7%
Commissions	16.5%	16.8%	16.6%	17.1%
Underwriting expense	14.2%	15.3%	14.9%	15.9%
Combined ratio - accident year	95.1%	103.5%	96.1%	101.7%
Net favourable reserve development	(0.8)%	(3.1)%	(1.0)%	(3.1)%
Combined ratio - calendar year	94.3%	100.4%	95.1%	98.6%
Net (favourable) adverse prior year reserve development for the three and six months ended June 30, 2021 and 2020 was comprised as follows:

	Second quarter		First six months
Insurance and Reinsurance	2021(1)	2020	2021(1)	2020
Northbridge	1.0	(1.3)	12.4	1.9
Odyssey Group	8.8	(16.5)	4.1	(58.8)
Crum & Forster	(1.1)	(1.2)	(3.1)	(2.4)
Zenith National	(12.3)	(20.4)	(35.4)	(48.0)
Brit	(30.0)	(19.9)	(41.4)	(34.3)
Allied World	18.3	(25.3)	18.9	(25.3)
Fairfax Asia	(4.8)	(4.6)	(12.3)	(9.3)
Other	(11.5)	(15.6)	(18.1)	(24.9)
Net favourable prior year reserve development	(31.6)	(104.8)	(74.9)	(201.1)
(1)    Includes net adverse prior year reserve development of COVID-19 losses of $60.1 and $87.1 in the second quarter and first six months of 2021, primarily at Odyssey Group and Allied World related to assumed business interruption exposures outside North America.
Current period catastrophe losses and COVID-19 losses for the three and six months ended June 30, 2021 and 2020 were comprised as follows:

	Second quarter						First six months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	86.6	2.2		—	—		246.9	3.2		—	—
Other	51.8	1.3		95.5	2.9		102.3	1.3		201.2	3.1
Total catastrophe losses	138.4	3.5		95.5	2.9		349.2	4.5		201.2	3.1
COVID-19 losses(2)	8.6	0.2		308.1	9.2		28.0	0.4		392.4	6.0
	147.0	3.7	points	403.6	12.1	points	377.2	4.9	points	593.6	9.1	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the second quarter and first six months of 2021 primarily comprised accident and health exposures (approximately 52% and 49%) and event cancellation coverage (approximately 27% and 41%). COVID-19 losses in the second quarter and first six months of 2020 were comprised primarily of business interruption exposures (approximately 42% and 46%, principally from business outside North America) and event cancellation coverage (approximately 36% and 36%).
The commission expense ratio decreased to 16.5% and 16.6% in the second quarter and first six months of 2021 from 16.8% and 17.1% in the second quarter and first six months of 2020, primarily reflecting decreases at Allied World (principally lower average gross commissions, primarily in the insurance segment), and Brit (primarily reflecting changes in the mix of business written, underwriting efforts to decrease acquisition costs and increased fee income).
The underwriting expense ratio decreased to 14.2% and 14.9% in the second quarter and first six months of 2021 from 15.3% and 15.9% in the second quarter and first six months of 2020, primarily reflecting decreases at Allied World, Odyssey Group and Crum & Forster (principally increased net premiums earned relative to modest increases in other underwriting expenses), partially offset by an increase at Brit (principally increased other underwriting expenses including staff costs, partially offset by increased fee income).

Other underwriting expenses increased to $568.9 and $1,152.1 in the second quarter and first six months of 2021 from $511.3 and $1,046.4 in the second quarter and first six months of 2020, primarily reflecting increased business volumes at Allied World, Odyssey Group, Northbridge, and Crum & Forster. For further details refer to note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2021.
Operating expenses as presented in the consolidated statement of earnings increased to $680.2 and $1,365.0 in the second quarter and first six months of 2021 from $621.0 and $1,276.5 in the second quarter and first six months of 2020, primarily reflecting increases in other underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph) and subsidiary holding companies' corporate overhead, partially offset by lower Fairfax holding companies' corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings increased to $1,239.3 and $2,408.8 in the second quarter and first six months of 2021 from $938.4 and $2,211.7 in the second quarter and first six months of 2020, principally reflecting higher business volumes at Golf Town, Mosaic Capital and Boat Rocker, the reverse acquisition of Horizon North by Dexterra (on May 29, 2020), the consolidation of Farmers Edge (on July 1, 2020) and the impact of the strengthening of the Canadian dollar relative to the U.S. dollar on the non-insurance companies located in Canada, partially offset by the deconsolidation of Fairfax Africa (on December 8, 2020). AGT's expenses increased in the first six months of 2021 due to higher business volumes. Thomas Cook India's expenses decreased in the first six months of 2021, primarily reflecting lower business volumes due to COVID-19 related travel restrictions. Recipe's expenses decreased in the first six months of 2021, primarily reflecting lower non-cash impairment charges. Refer to the Non-insurance companies section of this MD&A for details.
An analysis of interest and dividends, share of profit (loss) of associates and net gains (losses) on investments for the three and six months ended June 30, 2021 and 2020 is provided in the Investments section of this MD&A.
Net earnings attributable to shareholders of Fairfax increased to $1,201.4 (net earnings of $45.79 per basic share and $43.25 per diluted share) in the second quarter of 2021 from net earnings of $434.9 (net earnings of $16.00 per basic share and $15.26 per diluted share) in the second quarter of 2020. Net earnings attributable to shareholders of Fairfax of $2,007.4 (net earnings of $76.18 per basic and $72.16 per diluted share) in the first six months of 2021 compared to a net loss attributable to shareholders of Fairfax of $824.4 (net loss of $31.76 per basic share and diluted share) in the first six months of 2020. The improvement in profitability in the second quarter and first six months of 2021 principally reflected increases in net gains on investments and improved underwriting profitability at the insurance and reinsurance operations, partially offset by higher provision for income taxes.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the three and six months ended June 30, 2021 and 2020. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the company, primarily to Odyssey Group, Allied World and Group Re. Additional details about share of profit (loss) of associates and net gains (losses) on investments, by reporting segment, are set out in the Investments section of this MD&A.
Quarter ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	587.5	1,443.1	934.1	149.2	779.5	1,597.2	90.0	539.8	6,120.4	—	—	—	(142.7)	5,977.7
Net premiums written	550.8	1,149.8	766.5	143.8	478.9	1,049.8	45.2	344.7	4,529.5	—	—	—	—	4,529.5
Net premiums earned	451.5	1,054.7	684.5	170.8	432.0	839.5	52.6	328.8	4,014.4	—	—	—	—	4,014.4
Underwriting profit (loss)	69.1	53.5	21.7	12.5	12.3	43.9	2.7	12.2	227.9	(32.8)	—	—	—	195.1
Interest and dividends	13.9	33.9	18.4	1.8	10.8	20.7	4.3	12.6	116.4	3.5	(52.3)	8.4	84.8	160.8
Share of profit (loss) of associates	1.5	15.3	10.7	10.2	7.8	10.7	(3.7)	1.5	54.0	5.0	4.5	11.9	—	75.4
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	3.4	—	2.2	5.6
Operating income (loss)	84.5	102.7	50.8	24.5	30.9	75.3	3.3	26.3	398.3	(24.3)	(44.4)	20.3	87.0	436.9
Net gains (losses) on investments(1)	71.3	295.5	101.3	8.0	16.0	117.8	428.6	32.3	1,070.8	22.5	128.5	68.4	—	1,290.2
Gain (loss) on consolidation and deconsolidation of insurance subsidiaries	—	—	—	—	17.9	(0.6)	28.0	—	45.3	—	—	—	—	45.3
Interest expense	(0.3)	(1.1)	(1.1)	(1.0)	(4.7)	(6.9)	—	(0.2)	(15.3)	(0.2)	(35.4)	(67.3)	0.4	(117.8)
Corporate overhead and other	(3.2)	(6.5)	(8.3)	(2.3)	(2.8)	(13.0)	(2.9)	(0.6)	(39.6)	(0.1)	—	40.0	(87.4)	(87.1)
Pre-tax income (loss)	152.3	390.6	142.7	29.2	57.3	172.6	457.0	57.8	1,459.5	(2.1)	48.7	61.4	—	1,567.5
Income taxes														(287.3)
Net earnings														1,280.2

Attributable to:
Shareholders of Fairfax														1,201.4
Non-controlling interests														78.8
														1,280.2
(1)    Includes net gains on investments at Non-insurance companies of $94.9 pursuant to the deconsolidation of Privi by Fairfax India as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

Quarter ended June 30, 2020

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	433.8	1,129.9	716.2	120.0	663.3	1,237.5	88.9	398.0	4,787.6	—	—	—	(84.9)	4,702.7
Net premiums written	403.2	935.4	580.0	115.8	418.4	790.7	44.4	267.6	3,555.5	—	—	—	—	3,555.5
Net premiums earned	328.7	885.8	559.2	140.6	422.5	681.8	56.3	258.6	3,333.5	—	—	—	—	3,333.5
Underwriting profit (loss)	18.8	1.4	5.9	7.5	(62.9)	13.6	0.3	2.1	(13.3)	(18.7)	—	—	—	(32.0)
Interest and dividends	15.4	41.5	22.0	5.3	14.8	34.6	4.8	14.8	153.2	5.9	(2.6)	17.8	30.7	205.0
Share of profit (loss) of associates	(2.6)	(3.2)	(4.1)	(2.4)	1.4	(1.6)	0.5	(7.4)	(19.4)	(2.7)	(55.4)	54.4	—	(23.1)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(22.3)	—	(10.5)	(32.8)
Operating income (loss)	31.6	39.7	23.8	10.4	(46.7)	46.6	5.6	9.5	120.5	(15.5)	(80.3)	72.2	20.2	117.1
Net gains (losses) on investments	29.1	64.8	63.0	(4.3)	77.5	201.6	17.0	37.7	486.4	22.7	30.5	104.5	—	644.1
Interest expense	(0.4)	(1.5)	(1.1)	(0.9)	(4.7)	(8.0)	(0.1)	(0.4)	(17.1)	(0.2)	(43.5)	(61.6)	0.2	(122.2)
Corporate overhead and other	(1.2)	(0.7)	(6.4)	(2.0)	(2.3)	(22.2)	(2.4)	(0.3)	(37.5)	—	—	(19.7)	(33.0)	(90.2)
Pre-tax income (loss)	59.1	102.3	79.3	3.2	23.8	218.0	20.1	46.5	552.3	7.0	(93.3)	95.4	(12.6)	548.8
Income taxes														(122.5)
Net earnings														426.3

Attributable to:
Shareholders of Fairfax														434.9
Non-controlling interests														(8.6)
														426.3

Six months ended June 30, 2021

	Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	997.4	2,629.3	1,738.6	420.9	1,464.4	3,022.0	218.5	1,147.2	11,638.3	—	—	—	(232.6)	11,405.7
Net premiums written	925.2	2,181.7	1,432.5	409.1	864.4	2,077.0	105.8	679.7	8,675.4	—	—	—	—	8,675.4
Net premiums earned	857.5	2,013.4	1,316.5	342.5	876.0	1,587.7	107.4	643.8	7,744.8	—	—	—	—	7,744.8
Underwriting profit (loss)	121.8	64.7	25.9	32.9	19.4	87.4	6.0	18.8	376.9	(53.3)	—	—	—	323.6
Interest and dividends	25.9	60.7	34.8	4.8	20.7	44.1	9.2	22.0	222.2	6.9	(109.5)	28.1	181.0	328.7
Share of profit of associates	2.6	26.4	18.4	10.1	10.1	12.6	7.5	9.7	97.4	5.8	2.6	13.9	—	119.7
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(22.4)	—	5.4	(17.0)
Operating income (loss)	150.3	151.8	79.1	47.8	50.2	144.1	22.7	50.5	696.5	(40.6)	(129.3)	42.0	186.4	755.0
Net gains on investments(1)	187.5	472.5	198.5	30.5	10.6	165.2	426.1	78.0	1,568.9	64.8	193.1	305.4	—	2,132.2
Gain on consolidation and deconsolidation of insurance subsidiaries	—	—	—	—	27.1	35.5	49.4	—	112.0	—	—	—	—	112.0
Interest expense	(0.6)	(2.7)	(2.2)	(1.9)	(8.8)	(14.0)	(0.1)	(0.6)	(30.9)	(0.4)	(73.6)	(179.1)	0.1	(283.9)
Corporate overhead and other	(6.6)	(10.0)	(18.7)	(4.5)	(5.7)	(25.8)	(5.4)	(0.7)	(77.4)	(0.1)	—	97.8	(186.0)	(165.7)
Pre-tax income (loss)	330.6	611.6	256.7	71.9	73.4	305.0	492.7	127.2	2,269.1	23.7	(9.8)	266.1	0.5	2,549.6
Income taxes														(446.8)
Net earnings														2,102.8

Attributable to:
Shareholders of Fairfax														2,007.4
Non-controlling interests														95.4
														2,102.8
(1)    Includes net gains on investments at Non-insurance companies of $94.9 pursuant to the deconsolidation of Privi by Fairfax India as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

Six months ended June 30, 2020

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	778.2	2,080.8	1,493.3	377.9	1,282.5	2,356.1	211.3	909.0	9,489.1	146.5	—	—	(157.2)	9,478.4
Net premiums written	712.2	1,799.7	1,230.5	370.0	866.2	1,592.1	105.1	579.6	7,255.4	146.5	—	—	—	7,401.9
Net premiums earned	661.9	1,703.3	1,161.9	304.3	819.9	1,284.9	111.9	545.3	6,593.4	127.9	—	—	—	6,721.3
Underwriting profit (loss)	30.3	14.1	21.6	27.4	(59.6)	47.7	(1.2)	9.5	89.8	(37.5)	—	—	—	52.3
Interest and dividends	32.0	83.8	45.6	11.2	33.4	69.2	10.7	26.7	312.6	15.0	51.9	33.9	9.5	422.9
Share of profit (loss) of associates	(11.2)	11.8	(25.1)	(15.2)	(11.7)	9.1	4.2	(18.2)	(56.3)	(15.8)	(49.2)	(107.0)	—	(228.3)
Non-insurance companies reporting segment	—	—	—	—	—	—	—	—	—	—	(117.0)	—	(8.1)	(125.1)
Operating income (loss)	51.1	109.7	42.1	23.4	(37.9)	126.0	13.7	18.0	346.1	(38.3)	(114.3)	(73.1)	1.4	121.8
Net gains (losses) on investments	(97.6)	(244.6)	(205.6)	(64.6)	(7.4)	17.9	(24.0)	(101.5)	(727.4)	(155.4)	(111.2)	98.6	—	(895.4)
Gain (loss) on consolidation and deconsolidation of insurance subsidiary	—	(30.5)	(25.8)	—	—	—	—	—	(56.3)	(9.0)	—	182.4	—	117.1
Interest expense	(0.7)	(3.4)	(2.4)	(1.9)	(9.4)	(15.3)	(0.2)	(0.9)	(34.2)	(1.9)	(89.7)	(112.2)	0.1	(237.9)
Corporate overhead and other	(2.4)	(1.5)	(11.0)	(4.0)	(4.6)	(40.5)	(5.2)	(0.3)	(69.5)	—	—	(94.6)	(14.1)	(178.2)
Pre-tax income	(49.6)	(170.3)	(202.7)	(47.1)	(59.3)	88.1	(15.7)	(84.7)	(541.3)	(204.6)	(315.2)	1.1	(12.6)	(1,072.6)
Income taxes														109.8
Net loss														(962.8)

Attributable to:
Shareholders of Fairfax														(824.4)
Non-controlling interests														(138.4)
														(962.8)

Components of Net Earnings
Underwriting and Operating Income
Presented below are the underwriting and operating results of the insurance and reinsurance and Run-off reporting segments, and the pre-tax income (loss) before interest expense and other of the Non-insurance companies reporting segment, for the three and six months ended June 30, 2021 and 2020. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the three and six months ended June 30, 2021 and 2020 are provided in the Investments section of this MD&A.

    Northbridge

	Cdn$		Cdn$
	Second quarter		First six months		Second quarter		First six months
	2021	2020	2021	2020	2021	2020	2021	2020
Underwriting profit	85.0	25.9	151.7	41.4	69.1	18.8	121.8	30.3

Loss & LAE - accident year	52.7%	63.1%	52.2%	63.2%	52.7%	63.1%	52.2%	63.2%
Commissions	17.2%	16.4%	17.1%	16.4%	17.2%	16.4%	17.1%	16.4%
Underwriting expenses	14.6%	15.2%	15.0%	15.5%	14.6%	15.2%	15.0%	15.5%
Combined ratio - accident year	84.5%	94.7%	84.3%	95.1%	84.5%	94.7%	84.3%	95.1%
Net (favourable) adverse reserve development	0.2%	(0.4)%	1.5%	0.3%	0.2%	(0.4)%	1.5%	0.3%
Combined ratio - calendar year	84.7%	94.3%	85.8%	95.4%	84.7%	94.3%	85.8%	95.4%

Gross premiums written	724.1	599.2	1,243.1	1,062.2	587.5	433.8	997.4	778.2
Net premiums written	679.0	556.6	1,153.1	972.0	550.8	403.2	925.2	712.2
Net premiums earned	554.8	455.4	1,068.8	903.4	451.5	328.7	857.5	661.9
Underwriting profit	85.0	25.9	151.7	41.4	69.1	18.8	121.8	30.3
Interest and dividends	17.0	21.3	32.2	43.6	13.9	15.4	25.9	32.0
Share of profit (loss) of associates	2.0	(3.7)	3.3	(15.3)	1.5	(2.6)	2.6	(11.2)
Operating income	104.0	43.5	187.2	69.7	84.5	31.6	150.3	51.1
The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 9.5% in the first six months of 2021 compared to the first six months of 2020. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported underwriting profit of Cdn$85.0 and Cdn$151.7 ($69.1 and $121.8) and combined ratios of 84.7% and 85.8% in the second quarter and first six months of 2021 compared to underwriting profit of Cdn$25.9 and Cdn$41.4 ($18.8 and $30.3) and combined ratios of 94.3% and 95.4% in the second quarter and first six months of 2020. The increase in underwriting profit in the second quarter and first six months of 2021 principally reflected lower current accident year attritional loss experience (across most lines of business) as a result of reduced claims frequency due to COVID-19, lower current period catastrophe losses, continued rate increases and the absence of current period COVID-19 losses in the second quarter and first six months of 2021 compared to Cdn$31.7 and Cdn$35.0 ($23.2 and $25.6) in the second quarter and first six months of 2020, partially offset by changes in prior year reserve development.

	Second quarter								First six months
	2021				2020				2021				2020
	Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact
Catastrophe losses(2)	(0.3)	(0.3)	—		29.4	21.5	6.5		3.5	2.8	0.3		32.6	23.9	3.6
COVID-19	—	—	—		31.7	23.2	7.1		—	—	—		35.0	25.6	3.9
	(0.3)	(0.3)	—	points	61.1	44.7	13.6	points	3.5	2.8	0.3	points	67.6	49.5	7.5	points
(1)     Net of reinstatement premiums.
(2)    Catastrophe losses in the second quarter and first six months of 2020 principally related to the Fort McMurray floods and the Calgary hailstorms.

Prior year reserve development in the second quarters of 2021 and 2020 was nominal. Net adverse prior year reserve development in the first six months of 2021 of Cdn$15.6 ($12.4; 1.5 combined ratio points) principally reflected adverse emergence on mass latent claims from Northbridge's legacy business. Net adverse prior year reserve development in the first six months of 2020 of Cdn$2.6

($1.9; 0.3 of a combined ratio point) reflected Northbridge's share of adverse emergence from the Canadian automobile insurance industry's Facility Association.
Gross premiums written increased by 20.8% and 17.0% in the second quarter and first six months of 2021, reflecting new business, strong retention of renewal business, rate increases and decreased returned premium due to reduced exposure from COVID-19 closures. Net premiums written increased by 22.0% and 18.6% in the second quarter and first six months of 2021, consistent with the growth in gross premiums written. Net premiums earned increased by 21.8% and 18.3% in the second quarter and first six months of 2021, primarily reflecting the growth in net premiums written during 2020 and 2021.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$289.0 ($231.9) in the first six months of 2021 from Cdn$101.5 ($74.4) in the first six months of 2020, primarily reflecting higher net premium collections and lower net paid claims.

    Odyssey Group

	Second quarter		First six months
	2021	2020	2021	2020
Underwriting profit	53.5	1.4	64.7	14.1

Loss & LAE - accident year	67.5%	73.7%	68.9%	73.6%
Commissions	18.6%	18.9%	19.0%	19.7%
Underwriting expenses	8.0%	9.1%	8.7%	9.4%
Combined ratio - accident year	94.1%	101.7%	96.6%	102.7%
Net (favourable) adverse reserve development	0.8%	(1.9)%	0.2%	(3.5)%
Combined ratio - calendar year	94.9%	99.8%	96.8%	99.2%

Gross premiums written	1,443.1	1,129.9	2,629.3	2,080.8
Net premiums written	1,149.8	935.4	2,181.7	1,799.7
Net premiums earned	1,054.7	885.8	2,013.4	1,703.3
Underwriting profit	53.5	1.4	64.7	14.1
Interest and dividends	33.9	41.5	60.7	83.8
Share of profit (loss) of associates	15.3	(3.2)	26.4	11.8
Operating income	102.7	39.7	151.8	109.7

Odyssey Group reported underwriting profit of $53.5 and $64.7 and combined ratios of 94.9% and 96.8% in the second quarter and first six months of 2021 compared to underwriting profit of $1.4 and $14.1 and combined ratios of 99.8% and 99.2% in the second quarter and first six months of 2020. The increase in underwriting profit in the second quarter and first six months of 2021 principally reflected the absence of current period COVID-19 losses in the second quarter and first six months of 2021 compared to $50.0 and $100.0 in the second quarter and first six months of 2020 and growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses. The increase in underwriting profit in the second quarter and first six months of 2021 was partially offset by net adverse prior year reserve development (primarily reflecting deterioration on COVID-19 losses as discussed below) in the second quarter and first six months of 2021 compared to net favourable prior year reserve development in the second quarter and first six months of 2020, and increased current period catastrophe losses (as set out in the table below).

	Second quarter						First six months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	6.7	0.6		—	—		50.2	2.5		—	—
Other	39.9	3.8		40.3	4.6		83.0	4.1		92.5	5.4
Total catastrophe losses	46.6	4.4		40.3	4.6		133.2	6.6		92.5	5.4
COVID-19 losses(2)	—	—		50.0	5.7		—	—		100.0	5.9
	46.6	4.4	points	90.3	10.3	points	133.2	6.6	points	192.5	11.3	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first six months of 2020 primarily related to reinsurance business interruption exposures outside North America.
Net adverse prior year reserve development of $8.8 and $4.1 (0.8 and 0.2 of a combined ratio point) in the second quarter and first six months of 2021 primarily reflected adverse development on COVID-19 losses on business interruption exposures outside North

America, partially offset by better than expected emergence in U.S. Insurance (primarily casualty lines) and reinsurance property catastrophe loss reserves. Net favourable prior year reserve development of $16.5 and $58.8 (1.9 and 3.5 combined ratio points) in the second quarter and first six months of 2020 primarily reflected better than expected emergence in U.S. Insurance (primarily liability and health care lines of business) and on reinsurance property catastrophe loss reserves.
Gross premiums written increased by 27.7% and 26.4% in the second quarter and first six months of 2021, reflecting increased business volume across all divisions, principally U.S. Insurance (primarily growth in U.S. crop, financial products and professional liability), North America (primarily growth in U.S. casualty reinsurance), London Market (primarily general liability, directors and officers liability and affinity insurance at Newline) and EuroAsia (primarily motor and property). Net premiums written increased by 22.9% and 21.2% in the second quarter and first six months of 2021, principally reflecting the growth in gross premiums written, partially offset by growth in business with higher cession rates, primarily in U.S. Insurance. Net premiums earned in the second quarter and first six months of 2021 increased by 19.1% and 18.2% consistent with the growth in net premiums written during 2021 and 2020.
The underwriting expense ratio decreased to 8.0% and 8.7% in the second quarter and first six months of 2021 from 9.1% and 9.4% in the second quarter and first six months of 2020, primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $576.3 in the first six months of 2021 from $320.7 in the first six months of 2020, primarily reflecting increased net premium collections and decreased net paid losses.

    Crum & Forster

	Second quarter		First six months
	2021	2020	2021	2020
Underwriting profit	21.7	5.9	25.9	21.6

Loss & LAE - accident year	61.9%	63.6%	63.3%	62.9%
Commissions	18.2%	16.1%	17.7%	16.6%
Underwriting expenses	16.9%	19.4%	17.2%	18.8%
Combined ratio - accident year	97.0%	99.1%	98.2%	98.3%
Net favourable reserve development	(0.2)%	(0.2)%	(0.2)%	(0.2)%
Combined ratio - calendar year	96.8%	98.9%	98.0%	98.1%

Gross premiums written	934.1	716.2	1,738.6	1,493.3
Net premiums written	766.5	580.0	1,432.5	1,230.5
Net premiums earned	684.5	559.2	1,316.5	1,161.9
Underwriting profit	21.7	5.9	25.9	21.6
Interest and dividends	18.4	22.0	34.8	45.6
Share of profit (loss) of associates	10.7	(4.1)	18.4	(25.1)
Operating income	50.8	23.8	79.1	42.1
Crum & Forster reported underwriting profit of $21.7 and $25.9 and combined ratios of 96.8% and 98.0% in the second quarter and first six months of 2021 compared to underwriting profit of $5.9 and $21.6 and combined ratios of 98.9% and 98.1% in the second quarter and first six months of 2020, with the increases in underwriting profit principally reflecting decreased COVID-19 losses and growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses, partially offset by increased current period catastrophe losses (as set out in the table below). Net favourable prior year reserve development was nominal in the second quarter and first six months of 2021 and 2020.

	Second quarter						First six months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	11.2	1.6		—	—		45.4	3.4		—	—
Other	5.8	0.9		9.0	1.6		7.2	0.6		20.5	1.8
Total catastrophe losses	17.0	2.5		9.0	1.6		52.6	4.0		20.5	1.8
COVID-19 losses	5.0	0.7		17.0	3.0		13.5	1.0		20.0	1.7
	22.0	3.2	points	26.0	4.6	points	66.1	5.0	points	40.5	3.5	points
(1)    Net of reinstatement premiums.

Gross premiums written increased by 30.4% and 16.4% in the second quarter and first six months of 2021, principally reflecting growth in Accident and Health (primarily medical), Commercial Lines (primarily general liability and cyber), and Surplus and Specialty (primarily umbrella and automobile) divisions. Net premiums written increased by 32.2% and 16.4% in the second quarter and first six months of 2021, consistent with the growth in gross premiums written. The increase in net premiums written in the second quarter of 2021 also reflected decreased purchase of reinsurance, primarily in casualty lines of business. Net premiums earned increased by 22.4% and 13.3% in the second quarter and first six months of 2021, primarily reflecting the growth in net premiums written during 2021 and 2020.
The commission expense ratio increased to 18.2% and 17.7% in the second quarter and first six months of 2021 from 16.1% and 16.6% in the second quarter and first six months of 2020, primarily reflecting changes in the mix of business written and growth in surety business which attracts higher commission. The underwriting expense ratio decreased to 16.9% and 17.2% in the second quarter and first six months of 2021 from 19.4% and 18.8% in the second quarter and first six months of 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $229.3 in the first six months of 2021 from $73.8 in the first six months of 2020, primarily reflecting higher net premium collections and lower net paid losses, partially offset by increased paid operating expenses.

    Zenith National(1)

	Second quarter		First six months
	2021	2020	2021	2020
Underwriting profit	12.5	7.5	32.9	27.4

Loss & LAE - accident year	61.0%	65.3%	61.5%	64.6%
Commissions	11.4%	11.8%	11.3%	11.6%
Underwriting expenses	27.5%	32.0%	27.9%	30.6%
Combined ratio - accident year	99.9%	109.1%	100.7%	106.8%
Net favourable reserve development	(7.2)%	(14.5)%	(10.3)%	(15.8)%
Combined ratio - calendar year	92.7%	94.6%	90.4%	91.0%

Gross premiums written	149.2	120.0	420.9	377.9
Net premiums written	143.8	115.8	409.1	370.0
Net premiums earned	170.8	140.6	342.5	304.3
Underwriting profit	12.5	7.5	32.9	27.4
Interest and dividends	1.8	5.3	4.8	11.2
Share of profit (loss) of associates	10.2	(2.4)	10.1	(15.2)
Operating income	24.5	10.4	47.8	23.4
(1)    These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.
Zenith National reported underwriting profit of $12.5 and $32.9 and combined ratios of 92.7% and 90.4% in the second quarter and first six months of 2021 compared to underwriting profit of $7.5 and $27.4 and combined ratios of 94.6% and 91.0% in the second quarter and first six months of 2020, with the increases in underwriting profit primarily reflecting the partial unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19, partially offset by decreased net favourable prior year reserve development and price decreases in the workers' compensation business.
Net favourable prior year reserve development of $12.3 and $35.4 (7.2 and 10.3 combined ratio points) in the second quarter and first six months of 2021 principally reflected net favourable emergence related to accident years 2018 through 2020. Net favourable prior year reserve development of $20.4 and $48.0 (14.5 and 15.8 combined ratio points) in the second quarter and first six months of 2020 principally reflected net favourable emergence related to accident years 2014 through 2019.
Gross premiums written increased by 24.3% and 11.4% in the second quarter and first six months of 2021, primarily reflecting the partial unwinding of provisions for premium adjustments made in 2020 associated with expected reduced payroll exposure from COVID-19 and growth in other property and casualty lines, partially offset by price decreases in the workers' compensation business. Net premiums written increased by 24.2% and 10.6% in the second quarter and first six months of 2021, consistent with the increase in gross premiums written. Net premiums earned increased by 21.5% and 12.6% in the second quarter and first six months of 2021, primarily reflecting the increases in net premiums written.

The underwriting expense ratio decreased to 27.5% and 27.9% in the second quarter and first six months of 2021 from 32.0% and 30.6% in the second quarter and first six months of 2020 primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $29.8 in the first six months of 2021 from $40.3 in the first six months of 2020, primarily reflecting increased net taxes paid.

    Brit(1)

	Second quarter		First six months
	2021	2020	2021	2020
Underwriting profit (loss)	12.3	(62.9)	19.4	(59.6)

Loss & LAE - accident year	62.5%	81.0%	60.8%	70.8%
Commissions	24.7%	25.0%	24.2%	25.4%
Underwriting expenses	16.8%	13.6%	17.5%	15.3%
Combined ratio - accident year	104.0%	119.6%	102.5%	111.5%
Net favourable reserve development	(6.9)%	(4.7)%	(4.7)%	(4.2)%
Combined ratio - calendar year	97.1%	114.9%	97.8%	107.3%

Gross premiums written	779.5	663.3	1,464.4	1,282.5
Net premiums written	478.9	418.4	864.4	866.2
Net premiums earned	432.0	422.5	876.0	819.9
Underwriting profit (loss)	12.3	(62.9)	19.4	(59.6)
Interest and dividends	10.8	14.8	20.7	33.4
Share of profit (loss) of associates	7.8	1.4	10.1	(11.7)
Operating income (loss)	30.9	(46.7)	50.2	(37.9)
(1)    These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.
On February 10, 2021 the company entered into an agreement pursuant to which OMERS, the pension plan for Ontario’s municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375.0. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the third quarter of 2021. After closing, the company will have the ability to repurchase OMERS’ interest in Brit over time.
On June 28, 2021 Brit sold its interest in Scion Underwriting Services Inc., a U.S. casualty managing general agent which it founded in 2018, and recorded a gain of $18.3.
Brit reported underwriting profit of $12.3 and $19.4 and combined ratios of 97.1% and 97.8% in the second quarter and first six months of 2021 compared to underwriting losses of $62.9 and $59.6 and combined ratios of 114.9% and 107.3% in the second quarter and first six months of 2020, with the increases in underwriting profit principally reflecting decreased COVID-19 losses (as set out in the table below), partially offset by an increase in current period catastrophe losses (as set out in the table below).

	Second quarter						First six months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	36.6	8.5		—	—		73.5	8.4		—	—
Other	6.0	1.5		20.2	4.8		8.5	1.0		32.3	3.9
Total catastrophe losses	42.6	10.0		20.2	4.8		82.0	9.4		32.3	3.9
COVID-19 losses(2)	2.3	0.5		103.4	24.5		11.5	1.3		127.9	15.6
	44.9	10.5	points	123.6	29.3	points	93.5	10.7	points	160.2	19.5	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first six months of 2021 primarily related to event cancellation. COVID-19 losses in the first six months of 2020 principally related to business interruption exposures and event cancellation.

Net favourable prior year reserve development of $30.0 and $41.4 (6.9 and 4.7 combined ratio points) in the second quarter and first six months of 2021 primarily reflected better than expected non-catastrophe loss experience in the London insurance segment (primarily property, and programs and facilities), the London Reinsurance segment (primarily casualty treaty) and better than expected claims experience on the 2017 to 2019 catastrophe events (predominantly California Wildfires, Hurricane Dorian and Typhoon Jebi),

partially offset by net adverse prior year reserve development related to Hurricanes Laura and Sally. Net favourable prior year reserve development of $19.9 and $34.3 (4.7 and 4.2 combined ratio points) in the second quarter and first six months of 2020 primarily reflected better than expected claims experience on the 2017 to 2019 catastrophe events (predominantly California Wildfires, Hurricane Dorian and Typhoon Jebi) and by attritional loss ratio improvements reflecting increased certainty across a number of portfolios including property, programs and facilities, specialty and property treaty.
Gross premiums written increased by 17.5% and 14.2% in the second quarter and first six months of 2021 reflecting the launch of Ki Insurance in the fourth quarter of 2020, increases in certain London Insurance lines of business (primarily cyber and professional liability) and Overseas Distribution (primarily casualty treaty), partially offset by decreases in certain London Reinsurance lines of business (primarily casualty treaty). Net premiums written increased by 14.5% in the second quarter of 2021 primarily reflecting the growth in gross premiums written. Net premiums written decreased by 0.2% in the first six months of 2021 primarily reflecting the purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils in the first quarter of 2021, partially offset by the growth in gross premiums written. Excluding the effect of the multi-year reinsurance protection, which increased ceded premium by $93.0 in the first six months of 2021, net premiums written increased by 10.5%. Net premiums earned increased by 2.2% and 6.8% in the second quarter and first six months of 2021 primarily reflecting the growth in net premiums written in 2021 and 2020 and the normal lag of Ki Insurance's net premiums earned relative to net premiums written with its launch in the fourth quarter of 2020.
The commission expense ratio decreased to 24.7% and 24.2% in the second quarter and first six months of 2021 from 25.0% and 25.4% in the second quarter and first six months of 2020, primarily reflecting changes in the mix of business written, underwriting efforts to decrease acquisition costs and increased fee income. The underwriting expense ratio increased to 16.8% and 17.5% in the second quarter and first six months of 2021 from 13.6% and 15.3% in the second quarter and first six months of 2020, principally reflecting increased other underwriting expenses (primarily staff costs and other expenses), partially offset by increased fee income, primarily from the management of third party underwriting capital.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $235.9 in the first six months of 2021 compared to cash used in operating activities of $2.6 in the first six months of 2020 primarily reflected increased net premium collections, partially offset by the repayment of borrowings.

    Allied World(1)

	Second quarter		First six months
	2021	2020	2021	2020
Underwriting profit	43.9	13.6	87.4	47.7

Loss & LAE - accident year	71.5%	77.4%	71.2%	72.9%
Commissions	8.6%	9.8%	8.6%	9.7%
Underwriting expenses	12.5%	14.5%	13.5%	15.7%
Combined ratio - accident year	92.6%	101.7%	93.3%	98.3%
Net (favourable) adverse reserve development	2.2%	(3.7)%	1.2%	(2.0)%
Combined ratio - calendar year	94.8%	98.0%	94.5%	96.3%

Gross premiums written	1,597.2	1,237.5	3,022.0	2,356.1
Net premiums written	1,049.8	790.7	2,077.0	1,592.1
Net premiums earned	839.5	681.8	1,587.7	1,284.9
Underwriting profit	43.9	13.6	87.4	47.7
Interest and dividends	20.7	34.6	44.1	69.2
Share of profit (loss) of associates	10.7	(1.6)	12.6	9.1
Operating income	75.3	46.6	144.1	126.0
(1)    These results differ from those published by Allied World primarily due to differences between IFRS and U.S. GAAP.

On March 1, 2021 Allied World sold its majority interest in Vault Insurance and recorded a gain of $36.1. Vault Insurance was founded in 2017 by Allied World and focuses on serving the needs of the high net worth market.

Allied World reported underwriting profit of $43.9 and $87.4 and combined ratios of 94.8% and 94.5% in the second quarter and first six months of 2021 compared to underwriting profit of $13.6 and $47.7 and combined ratios of 98.0% and 96.3% in the second quarter and first six months of 2020. The increase in underwriting profit in the second quarter and first six months of 2021 principally reflected the absence of current period COVID-19 losses in the second quarter and first six months of 2021 compared to $82.8 in the second quarter and first six months of 2020 and growth in net premiums earned (including rate increases across most lines of business) relative to modest increases in underwriting expenses, partially offset by net adverse prior year reserve development (primarily reflecting deterioration on COVID-19 losses as discussed below) compared with net favourable prior year reserve development and increased current period catastrophe losses (as set out in the table below).

	Second quarter						First six months
	2021			2020			2021			2020
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
U.S. winter storms	29.5	3.5		—	—		75.2	4.8		—	—
Other	—	—		4.0	0.6		—	—		30.4	2.4
Total catastrophe losses	29.5	3.5		4.0	0.6		75.2	4.8		30.4	2.4
COVID-19 losses(2)	—	—		82.8	12.2		—	—		82.8	6.4
	29.5	3.5	points	86.8	12.8	points	75.2	4.8	points	113.2	8.8	points
(1)    Net of reinstatement premiums.
(2)    COVID-19 losses in the first six months of 2020 principally related to business interruption exposures and event cancellation.

Net adverse prior year reserve development of $18.3 and $18.9 (2.2 and 1.2 of a combined ratio point) in the second quarter and first six months of 2021 primarily reflected adverse development on COVID-19 losses principally in the reinsurance segment (business interruption and specialty lines), partially offset by better than expected emergence in the insurance segment (North American property and certain casualty lines). Net favourable prior year reserve development of $25.3 (3.7 and 2.0 combined ratio points) in the second quarter and first six months of 2020 primarily reflected better than expected emergence across all major business segments, primarily reinsurance (all lines of North America) and insurance (North American (primarily professional lines and property)).
Gross premiums written increased by 29.1% and 28.3% in the second quarter and first six months of 2021, primarily reflecting new business and rate increases across both the insurance segment (principally the North American and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (all North American lines of business). Net premiums written increased by 32.8% and 30.5% in the second quarter and first six months of 2021 consistent with the growth in gross premiums written and increased retention, primarily in casualty and professional lines of business. Net premiums earned increased by 23.1% and 23.6% in the second quarter and first six months of 2021 primarily reflecting the increase in net premiums written during 2020 and reflecting the normal lag of net premiums earned relative to net premiums written in 2021.
The commission expense ratio decreased to 8.6% in the second quarter and first six months of 2021 from 9.8% and 9.7% in the second quarter and first six months of 2020 primarily reflecting lower average gross commissions, primarily in the insurance segment. The underwriting expense ratio decreased to 12.5% and 13.5% in the second quarter and first six months of 2021 from 14.5% and 15.7% in the second quarter and first six months of 2020, primarily reflecting increased net premiums earned relative to modest increases in other underwriting expenses.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased marginally to $596.1 in the first six months of 2021 from $595.6 in the first six months of 2020, primarily reflecting increased net premium collections and decreased net paid losses, partially offset by decreased cash received from funds withheld receivable balances.

On April 28, 2021 Allied World paid a dividend of $126.4 (April 30, 2020 - $126.4) to its minority shareholders (OMERS, AIMCo and others).

    Fairfax Asia

	Second quarter		First six months
	2021	2020	2021	2020
Underwriting profit (loss)	2.7	0.3	6.0	(1.2)

Loss & LAE - accident year	65.9%	67.3%	66.7%	68.5%
Commissions	13.7%	16.3%	13.5%	15.7%
Underwriting expenses	24.4%	23.9%	25.7%	25.1%
Combined ratio - accident year	104.0%	107.5%	105.9%	109.3%
Net favourable reserve development	(9.1)%	(8.1)%	(11.5)%	(8.3)%
Combined ratio - calendar year	94.9%	99.4%	94.4%	101.0%

Gross premiums written	90.0	88.9	218.5	211.3
Net premiums written	45.2	44.4	105.8	105.1
Net premiums earned	52.6	56.3	107.4	111.9
Underwriting profit (loss)	2.7	0.3	6.0	(1.2)
Interest and dividends	4.3	4.8	9.2	10.7
Share of profit (loss) of associates	(3.7)	0.5	7.5	4.2
Operating income	3.3	5.6	22.7	13.7

During June 2021, the company's 49.0% equity accounted associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") will raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees), which resulted in the company recording a net unrealized gain of $425.0 on its investment in Digit compulsory convertible preferred shares as described in note 5 (Cash and Investments) and note 6 (Investment in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2021. The transactions are subject to customary closing conditions and regulatory approval, and are expected to close in the third quarter of 2021. Upon closing of the Digit Insurance equity issuance in the third quarter, and upon final approval by the Indian government of its previously announced intention to increase foreign ownership limits in the insurance sector from 49.0% to 74.0% and the company obtaining regulatory approval specific to its holdings in Digit, the company anticipates it will consolidate Digit and record an additional gain of approximately $1.4 billion.
On June 17, 2021 Fairfax increased its ownership interest in Singapore Reinsurance Corporation Limited ("Singapore Re") from 28.2% to 94.0% for $102.9 (SGD 138.0) through the completion of the previously announced public cash offer and commenced consolidating the assets, liabilities and results of operations of Singapore Re in the Fairfax Asia reporting segment. Singapore Re is a general property and casualty reinsurer that underwrites business primarily in southeast Asia.
Fairfax Asia reported underwriting profit of $2.7 and $6.0 and combined ratios of 94.9% and 94.4% in the second quarter and first six months of 2021 compared to an underwriting profit of $0.3 and an underwriting loss of $1.2 and combined ratios of 99.4% and 101.0% in the second quarter and first six months of 2020. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	Second quarter		First six months
	2021	2020	2021	2020
Falcon Insurance	98.5%	97.9%	98.0%	98.4%
Pacific Insurance	91.1%	112.4%	90.0%	113.1%
AMAG Insurance	93.9%	90.6%	92.5%	93.1%
Fairfirst Insurance	94.8%	90.7%	95.1%	94.1%
Underwriting profit in the second quarter and first six months of 2021 included net favourable prior year reserve development of $4.8 and $12.3 (9.1 and 11.5 combined ratio points), primarily related to automobile, property and health lines of business. Underwriting results in the second quarter and first six months of 2020 included net favourable prior year reserve development of $4.6 and $9.3 (8.1 and 8.3 combined ratio points), primarily related to workers' compensation, automobile and property loss reserves.

Gross premiums written increased by 1.2% and 3.4% in the second quarter and first six months of 2021, principally reflecting increased business volumes in most lines of business at AMAG Insurance and Pacific Insurance, partially offset by decreased business volumes at Falcon Insurance, primarily on its 25% quota share reinsurance participation in the net underwriting result of MS First Capital’s insurance portfolio, and at Fairfirst Insurance as a result of challenging market conditions. Net premiums written increased marginally in the second quarter and first six months of 2021, principally reflecting the growth in gross premiums written, partially offset by decreased business volumes in lines of business which are principally retained. Net premiums earned decreased by 6.6% and 4.0% in the second quarter and first six months of 2021, reflecting the normal lag of net premiums earned relative to the growth in net premiums written in 2021.
The commission expense ratio decreased to 13.7% in the second quarter of 2021 from 16.3% in the second quarter of 2020, primarily reflecting decreased net commission expense at Pacific Insurance (primarily from non-motor lines of business). The commission expense ratio decreased to 13.5% in the first six months of 2021 from 15.7% in the first six months of 2020, primarily reflecting decreased net commission expense at Pacific Insurance (primarily from decreased sliding scale commissions on motor lines of business).

Insurance and Reinsurance - Other

	Second quarter
	2021
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit	0.1	1.6	2.0	8.5	—	12.2

Loss & LAE - accident year	70.7%	73.4%	60.4%	48.7%	—	61.6%
Commissions	26.7%	15.6%	4.9%	24.2%	—	18.2%
Underwriting expenses	2.5%	18.9%	38.1%	18.8%	—	20.0%
Combined ratio - accident year	99.9%	107.9%	103.4%	91.7%	—	99.8%
Net (favourable) adverse reserve development	0.1%	(10.0)%	(6.1)%	0.6%	—	(3.5)%
Combined ratio - calendar year	100.0%	97.9%	97.3%	92.3%	—	96.3%

Gross premiums written	78.4	106.5	226.0	129.1	(0.2)	539.8
Net premiums written	76.9	76.0	78.6	113.2	—	344.7
Net premiums earned	67.3	75.5	76.3	109.7	—	328.8
Underwriting profit	0.1	1.6	2.0	8.5	—	12.2
Interest and dividends	(0.2)	3.8	5.4	3.6	—	12.6
Share of profit (loss) of associates	4.6	—	(3.2)	0.1	—	1.5
Operating income	4.5	5.4	4.2	12.2	—	26.3

	Second quarter
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	1.1	(10.2)	1.7	9.5	—	2.1

Loss & LAE - accident year	78.4%	90.6%	56.7%	44.8%	—	63.6%
Commissions	28.8%	15.2%	10.7%	24.7%	—	19.6%
Underwriting expenses	3.0%	19.2%	36.3%	22.4%	—	22.2%
Combined ratio - accident year	110.2%	125.0%	103.7%	91.9%	—	105.4%
Net favourable reserve development	(12.0)%	(6.4)%	(6.2)%	(2.7)%	—	(6.1)%
Combined ratio - calendar year	98.2%	118.6%	97.5%	89.2%	—	99.3%

Gross premiums written	57.6	64.5	175.6	100.5	(0.2)	398.0
Net premiums written	55.5	53.7	69.0	89.4	—	267.6
Net premiums earned	45.4	54.8	70.2	88.2	—	258.6
Underwriting profit (loss)	1.1	(10.2)	1.7	9.5	—	2.1
Interest and dividends	2.7	2.9	6.0	3.2	—	14.8
Share of loss of associates	(7.2)	—	—	(0.2)	—	(7.4)
Operating income (loss)	(3.4)	(7.3)	7.7	12.5	—	9.5

	First six months
	2021
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	0.1	(0.6)	4.5	14.8	—	18.8

Loss & LAE - accident year	69.4%	71.7%	58.6%	49.5%	—	60.9%
Commissions	27.8%	15.4%	5.7%	23.8%	—	18.5%
Underwriting expenses	2.8%	19.2%	38.4%	20.0%	—	20.5%
Combined ratio - accident year	100.0%	106.3%	102.7%	93.3%	—	99.9%
Net favourable reserve development	—%	(5.9)%	(5.6)%	(0.5)%	—	(2.8)%
Combined ratio - calendar year	100.0%	100.4%	97.1%	92.8%	—	97.1%

Gross premiums written	155.6	204.3	518.0	270.5	(1.2)	1,147.2
Net premiums written	141.4	137.9	157.0	243.4	—	679.7
Net premiums earned	138.5	143.5	154.4	207.4	—	643.8
Underwriting profit (loss)	0.1	(0.6)	4.5	14.8	—	18.8
Interest and dividends	(1.1)	6.9	10.1	6.1	—	22.0
Share of profit (loss) of associates	12.4	—	(3.2)	0.5	—	9.7
Operating income	11.4	6.3	11.4	21.4	—	50.5

	First six months
	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	2.7	(9.8)	3.2	13.4	—	9.5

Loss & LAE - accident year	77.4%	78.5%	56.9%	46.8%	—	62.2%
Commissions	26.2%	15.3%	10.9%	24.2%	—	18.9%
Underwriting expenses	2.9%	18.4%	36.7%	21.9%	—	21.8%
Combined ratio - accident year	106.5%	112.2%	104.5%	92.9%	—	102.9%
Net favourable reserve development	(9.2)%	(4.3)%	(6.7)%	(0.5)%	—	(4.6)%
Combined ratio - calendar year	97.3%	107.9%	97.8%	92.4%	—	98.3%

Gross premiums written	113.0	155.2	408.9	232.3	(0.4)	909.0
Net premiums written	100.0	117.8	151.7	210.1	—	579.6
Net premiums earned	96.8	123.7	147.3	177.5	—	545.3
Underwriting profit (loss)	2.7	(9.8)	3.2	13.4	—	9.5
Interest and dividends	3.7	6.3	10.5	6.2	—	26.7
Share of loss of associates	(16.5)	(0.5)	—	(1.2)	—	(18.2)
Operating income (loss)	(10.1)	(4.0)	13.7	18.4	—	18.0

Group Re is comprised of the company's Barbados based subsidiaries that provide reinsurance to the company’s subsidiaries and third parties. Fairfax Latin America is comprised of Fairfax Brasil and Fairfax Latam. Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Polish Re, Colonnade Insurance and Fairfax Ukraine. For details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.
The Insurance and Reinsurance – Other segment reported underwriting profit of $12.2 and $18.8 and combined ratios of 96.3% and 97.1% in the second quarter and first six months of 2021 compared to underwriting profit of $2.1 and $9.5 and combined ratios of 99.3% and 98.3% in the second quarter and first six months of 2020. The increase in underwriting profit in the second quarter and first six months of 2021 principally reflected decreased current accident year attritional loss experience (primarily at Group Re), decreased COVID-19 losses (primarily at Bryte Insurance) and growth in net premiums earned relative to modest increases in underwriting expenses, partially offset by decreased net favourable prior year reserve development.

The underwriting results in the second quarter and first six months of 2021 included net favourable prior year reserve development of $11.5 and $18.1 (3.5 and 2.8 combined ratio points) reflecting favourable emergence across most segments, primarily at Bryte Insurance and Fairfax Latin America. The underwriting results in the second quarter and first six months of 2020 included net favourable prior year reserve development of $15.6 and $24.9 (6.1 and 4.6 combined ratio points) reflecting favourable emergence across all segments. The underwriting results in the second quarter and first six months of 2021 included nominal COVID-19 losses compared to $21.9 and $26.3 (8.5 and 4.8 combined ratio points) in the second quarter and first six months of 2020.

The underwriting expense ratio decreased to 20.0% and 20.5% in the second quarter and first six months of 2021 from 22.2% and 21.8% in the second quarter and first six months of 2020, primarily reflecting increased premiums earned relative to more modest increases in other underwriting expenses (primarily at Fairfax CEE).

Gross premiums written increased by 35.6% and 26.2% in the second quarter and first six months of 2021, reflecting increases across all operating segments. Net premiums written increased by 28.8% and 17.3% in the second quarter and first six months of 2021, primarily reflecting increases at Group Re, Fairfax CEE (Colonnade Insurance), Bryte Insurance and Fairfax Brasil, partially offset by decreased premium retention at Fairfax Latam (primarily related to a quota share agreement at La Meridional Argentina). Net premiums earned increased by 27.1% and 18.1% in the second quarter and first six months of 2021, consistent with the factors that affected net premiums written.

    Run-off

	Second quarter		First six months
	2021	2020	2021	2020
				First quarter 2020 transactions(1)(2)	Other(3)	Total
Gross premiums written	—	—	—	146.5	—	146.5
Net premiums written	—	—	—	146.5	—	146.5
Net premiums earned	—	—	—	125.6	2.3	127.9
Losses on claims, net	(8.2)	0.3	(5.8)	(124.7)	2.5	(122.2)
Operating expenses	(24.6)	(19.0)	(47.5)	8.7	(51.9)	(43.2)
Interest and dividends	3.5	5.9	6.9	—	15.0	15.0
Share of profit (loss) of associates	5.0	(2.7)	5.8	—	(15.8)	(15.8)
Operating profit (loss)	(24.3)	(15.5)	(40.6)	9.6	(47.9)	(38.3)
(1)    Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.
(2)    Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.
(3)    Run-off excluding the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction described in footnotes (1) and (2).

References to the first six months of 2020 throughout the remainder of this section exclude the impact of the first quarter 2020 Part VII transfer and first quarter 2020 reinsurance transaction described above. Commencing April 1, 2020, the operating results of the Run-off reporting segment only include U.S. Run-off following the contribution of European Run-off to a joint venture, RiverStone (Barbados) Ltd. ("RiverStone Barbados"), on March 31, 2020 (refer to note 23 Acquisitions and Divestitures to the consolidated financial statements for the year ended December 31, 2020 for details).
The operating loss at Run-off increased to $24.3 in the second quarter of 2021 from $15.5 in the second quarter of 2020, primarily reflecting increased losses on claims (due to net adverse prior year development on asbestos, pollution and other hazards reserves) and operating expenses (principally due to higher employee compensation costs), partially offset by share of profit of associates in the second quarter of 2021 compared to share of loss of associates in the second quarter of 2020.
The operating loss at Run-off decreased to $40.6 in the first six months of 2021 from $47.9 in the first six months of 2020, primarily reflecting share of profit of associates in the first six months of 2021 compared to share of loss of associates in the first six months of 2020 and decreased operating expenses (principally due to the deconsolidation of European Run-off on March 31, 2020, partially offset by higher employee compensation costs), partially offset by increased losses on claims (due to net adverse prior year development on asbestos, pollution and other hazards reserves) and decreased interest and dividends.
During the first six months of 2021 the company made a capital contribution of $90.0 (2020 - $131.9) to Run-off to augment its capital.

    Non-insurance companies

	Second quarter
	2021					2020
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	472.9	51.3	43.0	677.7	1,244.9	315.3	59.0	12.6	531.3	918.2
Expenses(6)	(458.7)	(48.3)	(60.2)	(674.3)	(1,241.5)	(359.3)	(60.4)	(35.7)	(485.1)	(940.5)
Pre-tax income (loss) before interest expense and other	14.2	3.0	(17.2)	3.4	3.4	(44.0)	(1.4)	(23.1)	46.2	(22.3)
Interest and dividends	1.4	(53.0)	—	(0.7)	(52.3)	0.9	(7.4)	—	3.9	(2.6)
Share of profit (loss) of associates	0.3	4.4	(0.1)	(0.1)	4.5	0.1	(17.4)	(0.8)	(37.3)	(55.4)
Operating income (loss)	15.9	(45.6)	(17.3)	2.6	(44.4)	(43.0)	(26.2)	(23.9)	12.8	(80.3)
Net gains on investments	6.1	119.3	0.6	2.5	128.5	4.5	3.9	0.3	21.8	30.5
Pre-tax income (loss) before interest expense	22.0	73.7	(16.7)	5.1	84.1	(38.5)	(22.3)	(23.6)	34.6	(49.8)

	First six months
	2021					2020
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	818.4	148.7	95.6	1,328.6	2,391.3	701.1	143.3	173.3	1,081.5	2,099.2
Expenses(6)	(819.9)	(131.8)	(121.8)	(1,340.2)	(2,413.7)	(832.4)	(134.7)	(206.0)	(1,043.1)	(2,216.2)
Pre-tax income (loss) before interest expense and other	(1.5)	16.9	(26.2)	(11.6)	(22.4)	(131.3)	8.6	(32.7)	38.4	(117.0)
Interest and dividends	2.9	(111.7)	—	(0.7)	(109.5)	2.9	41.5	—	7.5	51.9
Share of profit (loss) of associates	0.6	1.6	(0.2)	0.6	2.6	0.2	(10.4)	(3.4)	(35.6)	(49.2)
Operating income (loss)	2.0	(93.2)	(26.4)	(11.7)	(129.3)	(128.2)	39.7	(36.1)	10.3	(114.3)
Net gains (losses) on investments	19.1	168.3	(2.8)	8.5	193.1	(17.2)	(79.6)	1.3	(15.7)	(111.2)
Pre-tax income (loss) before interest expense	21.1	75.1	(29.2)	(3.2)	63.8	(145.4)	(39.9)	(34.8)	(5.4)	(225.5)
(1)    Comprised primarily of Recipe, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.
(2)    Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi (deconsolidated on April 29, 2021) and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.
(3)    Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(4)    Comprised primarily of AGT, Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Mosaic Capital, Pethealth (a wholly owned subsidiary of Crum & Forster commencing January 1, 2021), Boat Rocker, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media (deconsolidated on January 1, 2021).
(5)    Amounts as presented in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2021.
(6)    During the second quarter and first six months of 2021 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $28.1 and $53.1 (2020 - $29.7 and $29.7) as a reduction of other expenses in the consolidated statement of earnings.

Restaurants and retail
On June 11, 2021 Recipe entered into an agreement to sell substantially all of the assets and liabilities comprising its Milestones restaurant brand ("Milestones"). Closing of the transaction is subject to customary closing conditions and is expected to occur in the third quarter of 2021. Accordingly, assets and liabilities related to the sale of Milestones were presented in assets held for sale and liabilities associated with assets held for sale on the company's consolidated balance sheet at June 30, 2021.
The increase in revenue and expenses of Restaurants and retail in the second quarter of 2021 primarily reflected higher business volumes across all companies within this operating segment due to reduced COVID-19 related lockdown restrictions in the second quarter of 2021 compared to the second quarter of 2020. The increase in revenue of Restaurants and retail in the first six months of 2021 primarily reflected higher business volumes at Golf Town and the impact of the strengthening of the Canadian dollar against the U.S. dollar (measured using average foreign exchange rates) by 9.5% in the first six months of 2021, partially offset by lower business volumes at Recipe, Toys "R" Us Canada and Praktiker. The decrease in expenses of Restaurants and retail in the first six months of 2021 primarily reflected lower business volumes at Recipe, Toys "R" Us Canada and Praktiker and lower non-cash impairment charges at Recipe, partially offset by the impact of the strengthening of the Canadian dollar against the U.S. dollar and higher business volumes at Golf Town.

Net gains on investments in the second quarter and first six months of 2021 primarily reflected net gains on The Keg's investment in units of The Keg Royalties Income Fund.
Fairfax India
On April 29, 2021 Fairfax India completed the sale of its 48.8% equity interest in Privi Speciality Chemicals Limited ("Privi") to certain affiliates of Privi's founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of $94.9.
The decrease in revenue and expenses in the second quarter of 2021 primarily reflected the deconsolidation of Privi on April 29, 2021, partially offset by higher business volumes at Saurashtra Freight. The increase in revenue in the first six months of 2021 primarily reflected higher business volumes at Saurashtra Freight and Fairchem, partially offset by the deconsolidation of Privi. The decrease in expenses in the first six months of 2021 primarily reflected the deconsolidation of Privi, partially offset by higher business volumes at Saurashtra Freight and Fairchem.
Interest and dividend expense of $53.0 in the second quarter of 2021 included an accrual of a performance fee payable to Fairfax of $43.4 compared to interest and dividend expense of $7.4 in the second quarter of 2020 that did not include a performance fee accrual. Interest and dividend expense of $111.7 in the first six months of 2021 included an accrual of a performance fee payable to Fairfax by Fairfax India of $99.5 compared to interest and dividend income of $41.5 in the first six months of 2020 that included a reversal of a performance fee payable of $47.9. The performance fee payable and reversal of payable represented intercompany transactions that were eliminated on consolidation, with net earnings attributable to shareholders of Fairfax in the second quarter and first six months of 2021 benefiting by Fairfax India's non-controlling interests being allocated its share of Fairfax India's performance fee expense.
Net gains on investments of $119.3 in the second quarter of 2021 compared to net gains on investments of $3.9 in the second quarter of 2020 primarily reflected a gain on deconsolidation of Privi of $94.9 and higher net gains on common stocks, partially offset by foreign exchange losses on Fairfax India's U.S. dollar borrowings as the U.S. dollar strengthened relative to the Indian rupee. Net gains on investments of $168.3 in the first six months of 2021 compared to net losses on investments of $79.6 in the first six months of 2020 primarily reflected net gains on common stocks, a gain on deconsolidation of Privi of $94.9 and lower foreign exchange losses on Fairfax India's U.S. dollar borrowings.
Thomas Cook India
The increase in the revenue and expenses of Thomas Cook India in the second quarter of 2021 primarily reflected higher business volumes resulting from reduced COVID-19 related travel restrictions. The decrease in the revenue and expenses of Thomas Cook India in the first six months of 2021 primarily reflected lower business volumes resulting from COVID-19 related travel restrictions.
Other
On June 25, 2021 Mosaic Capital entered into a privatization arrangement with a third party purchaser pursuant to which the company will exchange its current holdings of Mosaic Capital debentures and warrants, and cash of approximately $11 (Cdn$13.3), for approximately $132 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures. The company will also acquire a 20.0% interest in the purchaser for approximately $4 (Cdn$5.0). Closing of the transaction is subject to regulatory and shareholder approvals and is expected to occur in the third quarter of 2021. Accordingly, all of the assets and liabilities of Mosaic Capital were presented in assets held for sale and liabilities associated with assets held for sale on the company's consolidated balance sheet at June 30, 2021.
During March 2021, Farmers Edge completed an initial public offering for Cdn$143.8 ($113.8). Prior to the initial public offering the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge and another third party converted its convertible debentures for common shares of Farmers Edge, resulting in the company's controlling equity interest in Farmers Edge increasing to 59.9% on completion of the initial public offering and capital transactions.
On March 24, 2021 Boat Rocker completed an initial public offering for Cdn$170.1 ($135.5). Prior to the initial public offering the company converted its convertible debentures for subordinate voting shares of Boat Rocker, and Boat Rocker converted its preferred shares to subordinate voting shares and issued additional subordinate voting shares to a third party, resulting in the company having an economic and voting interest in Boat Rocker of 45.0% and 56.1% on completion of the initial public offering and capital transactions.
The initial public offerings and related capital transactions at Farmers Edge and Boat Rocker during the first six months of 2021 described above increased non-controlling interests by $242.6 and decreased retained earnings by $3.1. These transactions were recorded in other net changes in capitalization in the consolidated statement of changes in equity in the interim consolidated financial statements for the three and six months ended June 30, 2021.

The increase in the revenue and expenses of Other in the second quarter and first six months of 2021 primarily reflected the consolidation of Farmers Edge (on July 1, 2020), the reverse acquisition of Horizon North by Dexterra (on May 29, 2020) and increased business volumes at Boat Rocker and Mosaic Capital, partially offset by the deconsolidation of Fairfax Africa and its subsidiary CIG (both on December 8, 2020) and the deconsolidation of Rouge Media (on January 1, 2021). The increase in the revenue and expenses of Other in the first six months of 2021 also reflected higher business volumes at AGT.
Net gains on investments decreased to $2.5 in the second quarter of 2021 from $21.8 in the second quarter of 2020 principally reflecting lower net gains on foreign currency contracts at AGT and the deconsolidation of Fairfax Africa and its subsidiary CIG in 2020. Net gains on investments of $8.5 in the first six months of 2021 compared to net losses on investments of $15.7 in the first six months of 2020 primarily related to net gains on foreign currency contracts at AGT in the first six months of 2021 compared to net losses in the first six months of 2020 and the deconsolidation of Fairfax Africa and its subsidiary CIG in 2020.

    Investments
    Interest and Dividends
Interest and dividends of $160.8 and $328.7 in the second quarter and first six months of 2021 decreased from $205.0 and $422.9 in the second quarter and first six months of 2020, primarily reflecting lower interest income earned, principally due to a general decrease in sovereign bond yields, sales and maturities of U.S. treasury bonds throughout 2020 and net sales of U.S. corporate bonds in the first half of 2021, partially offset by higher interest income earned on first mortgage loans purchased in the first half of 2021.
Interest and dividends by reporting segment for the three and six months ended June 30, 2021 and 2020 were comprised as shown in the following tables:
Quarter ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	0.7	0.2	0.3	—	1.2	0.7	1.8	1.9	6.8	0.1	0.1	—	7.0
Bonds	12.6	32.2	18.0	2.2	12.0	24.1	1.8	11.2	114.1	2.7	0.7	10.6	128.1
Derivatives and other invested assets	2.6	9.7	3.3	0.8	—	(0.4)	(0.2)	—	15.8	—	—	(2.7)	13.1
	15.9	42.1	21.6	3.0	13.2	24.4	3.4	13.1	136.7	2.8	0.8	7.9	148.2
Dividends:
Preferred stocks	0.3	0.3	0.1	—	0.1	0.3	—	0.3	1.4	—	—	—	1.4
Common stocks	1.7	2.6	1.2	0.7	1.1	4.1	1.3	2.4	15.1	2.3	1.6	(1.6)	17.4
	2.0	2.9	1.3	0.7	1.2	4.4	1.3	2.7	16.5	2.3	1.6	(1.6)	18.8
Investment expenses	(4.0)	(11.1)	(4.5)	(1.9)	(3.6)	(8.1)	(0.4)	(3.2)	(36.8)	(1.6)	(54.7)	86.9	(6.2)
Interest and dividends	13.9	33.9	18.4	1.8	10.8	20.7	4.3	12.6	116.4	3.5	(52.3)	93.2	160.8
Quarter ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	2.4	6.4	3.1	—	2.1	3.8	1.3	4.3	23.4	0.6	0.5	7.5	32.0
Bonds	10.9	35.6	20.2	5.4	14.5	32.1	1.9	10.7	131.3	6.0	5.8	3.6	146.7
Derivatives and other invested assets	2.3	7.7	0.2	0.8	(0.1)	(1.3)	0.1	—	9.7	(0.1)	—	3.9	13.5
	15.6	49.7	23.5	6.2	16.5	34.6	3.3	15.0	164.4	6.5	6.3	15.0	192.2
Dividends:
Preferred stocks	0.3	0.3	0.1	0.1	0.1	0.2	—	0.1	1.2	—	—	—	1.2
Common stocks	1.9	0.9	1.6	0.8	1.1	7.3	1.8	1.3	16.7	1.3	0.9	0.5	19.4
	2.2	1.2	1.7	0.9	1.2	7.5	1.8	1.4	17.9	1.3	0.9	0.5	20.6
Investment expenses	(2.4)	(9.4)	(3.2)	(1.8)	(2.9)	(7.5)	(0.3)	(1.6)	(29.1)	(1.9)	(9.8)	33.0	(7.8)
Interest and dividends	15.4	41.5	22.0	5.3	14.8	34.6	4.8	14.8	153.2	5.9	(2.6)	48.5	205.0

Six months ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	1.3	0.7	0.9	—	1.9	1.2	3.6	3.6	13.2	0.2	0.1	—	13.5
Bonds	23.1	60.7	35.8	5.9	23.9	52.0	3.6	21.1	226.1	6.0	0.9	12.3	245.3
Derivatives and other invested assets	4.9	17.9	5.5	1.6	(0.1)	(0.9)	(0.1)	0.1	28.9	—	—	13.5	42.4
	29.3	79.3	42.2	7.5	25.7	52.3	7.1	24.8	268.2	6.2	1.0	25.8	301.2
Dividends:
Preferred stocks	0.6	0.5	0.2	0.1	0.2	0.6	—	0.3	2.5	—	—	—	2.5
Common stocks	3.4	3.3	1.6	0.9	1.7	7.6	2.8	3.2	24.5	3.7	10.2	(1.6)	36.8
	4.0	3.8	1.8	1.0	1.9	8.2	2.8	3.5	27.0	3.7	10.2	(1.6)	39.3
Investment expenses	(7.4)	(22.4)	(9.2)	(3.7)	(6.9)	(16.4)	(0.7)	(6.3)	(73.0)	(3.0)	(120.7)	184.9	(11.8)
Interest and dividends	25.9	60.7	34.8	4.8	20.7	44.1	9.2	22.0	222.2	6.9	(109.5)	209.1	328.7

Six months ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Interest income:
Cash and short term investments	6.6	17.1	7.1	0.6	8.5	11.4	3.3	7.5	62.1	4.3	1.5	9.5	77.4
Bonds	22.1	65.5	42.4	11.6	29.0	58.3	3.9	20.5	253.3	13.8	11.9	17.8	296.8
Derivatives and other invested assets	4.6	13.4	0.9	1.5	(0.1)	1.8	0.2	—	22.3	—	—	2.4	24.7
	33.3	96.0	50.4	13.7	37.4	71.5	7.4	28.0	337.7	18.1	13.4	29.7	398.9
Dividends:
Preferred stocks	0.6	0.5	0.2	0.1	0.2	0.5	—	0.1	2.2	—	—	—	2.2
Common stocks	3.1	2.9	1.8	1.0	1.5	12.1	3.9	2.1	28.4	2.7	4.7	0.6	36.4
	3.7	3.4	2.0	1.1	1.7	12.6	3.9	2.2	30.6	2.7	4.7	0.6	38.6
Investment expenses	(5.0)	(15.6)	(6.8)	(3.6)	(5.7)	(14.9)	(0.6)	(3.5)	(55.7)	(5.8)	33.8	13.1	(14.6)
Interest and dividends	32.0	83.8	45.6	11.2	33.4	69.2	10.7	26.7	312.6	15.0	51.9	43.4	422.9

Share of Profit (Loss) of Associates

Share of profit (loss) of associates by reporting segment for the three and six months ended June 30, 2021 and 2020 were comprised as shown in the following tables:
Quarter ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	27.1	27.1
Other	—	—	0.7	0.3	0.4	—	(3.8)	(0.1)	(2.5)	1.2	—	(2.2)	(3.5)
	—	—	0.7	0.3	0.4	—	(3.8)	(0.1)	(2.5)	1.2	—	24.9	23.6
Non-insurance:
Eurobank	0.1	8.4	2.5	—	1.7	2.8	—	2.6	18.1	—	—	4.7	22.8
IIFL Finance	0.1	0.1	1.3	—	0.1	0.2	0.1	—	1.9	—	7.0	0.5	9.4
Quess	—	—	—	—	—	—	—	—	—	—	—	(3.9)	(3.9)
Atlas	—	8.1	1.4	0.5	1.7	4.7	—	0.4	16.8	1.0	—	0.3	18.1
Other	1.3	(1.3)	4.8	9.4	3.9	3.0	—	(1.4)	19.7	2.8	(2.5)	(14.6)	5.4
	1.5	15.3	10.0	9.9	7.4	10.7	0.1	1.6	56.5	3.8	4.5	(13.0)	51.8
Share of profit (loss) of associates	1.5	15.3	10.7	10.2	7.8	10.7	(3.7)	1.5	54.0	5.0	4.5	11.9	75.4

Quarter ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados	—	1.4	1.1	—	—	—	—	—	2.5	1.2	—	62.9	66.6
Eurolife	—	—	—	—	—	—	—	—	—	—	—	28.7	28.7
Other	—	(0.8)	(1.5)	(0.9)	0.6	—	0.5	—	(2.1)	(2.7)	—	(2.8)	(7.6)
	—	0.6	(0.4)	(0.9)	0.6	—	0.5	—	0.4	(1.5)	—	88.8	87.7
Non-insurance:
Atlas	—	6.7	1.3	0.5	1.5	4.0	—	0.4	14.4	0.8	—	0.1	15.3
IIFL Finance	0.1	—	0.8	—	0.1	0.2	—	—	1.2	0.1	3.8	0.2	5.3
Eurobank	(0.1)	(8.7)	(2.6)	—	(1.8)	(2.8)	—	(2.6)	(18.6)	—	—	(5.5)	(24.1)
Astarta	—	(1.0)	(0.7)	(0.4)	(0.6)	—	—	(0.3)	(3.0)	—	—	(0.3)	(3.3)
Resolute	(0.1)	—	(0.3)	(0.4)	(0.2)	(0.1)	—	—	(1.1)	—	—	—	(1.1)
Quess	—	—	—	—	—	—	—	—	—	—	(0.8)	(29.2)	(30.0)
Other	(2.5)	(0.8)	(2.2)	(1.2)	1.8	(2.9)	—	(4.9)	(12.7)	(2.1)	(58.4)	0.3	(72.9)
	(2.6)	(3.8)	(3.7)	(1.5)	0.8	(1.6)	—	(7.4)	(19.8)	(1.2)	(55.4)	(34.4)	(110.8)
Share of profit (loss) of associates	(2.6)	(3.2)	(4.1)	(2.4)	1.4	(1.6)	0.5	(7.4)	(19.4)	(2.7)	(55.4)	54.4	(23.1)

Six months ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
Eurolife	—	—	—	—	—	—	—	—	—	—	—	14.3	14.3
Other	—	0.4	1.3	0.7	1.0	—	7.2	(0.2)	10.4	2.3	—	(4.4)	8.3
	—	0.4	1.3	0.7	1.0	—	7.2	(0.2)	10.4	2.3	—	9.9	22.6
Non-insurance:
Eurobank	0.3	36.6	11.0	—	7.5	12.0	—	11.2	78.6	—	—	20.5	99.1
IIFL Finance	0.3	0.1	2.7	—	0.3	0.4	0.2	—	4.0	0.1	14.7	0.9	19.7
Quess	—	—	—	—	—	—	—	—	—	—	—	(3.0)	(3.0)
Atlas	—	(6.4)	(0.8)	(0.2)	(0.9)	(3.5)	—	(0.4)	(12.2)	(0.6)	—	(0.1)	(12.9)
Other	2.0	(4.3)	4.2	9.6	2.2	3.7	0.1	(0.9)	16.6	4.0	(12.1)	(14.3)	(5.8)
	2.6	26.0	17.1	9.4	9.1	12.6	0.3	9.9	87.0	3.5	2.6	4.0	97.1
Share of profit (loss) of associates	2.6	26.4	18.4	10.1	10.1	12.6	7.5	9.7	97.4	5.8	2.6	13.9	119.7

Six months ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Insurance and reinsurance:
RiverStone Barbados	—	1.4	1.1	—	—	—	—	—	2.5	1.2	—	62.9	66.6
Eurolife	—	—	—	—	—	—	—	—	—	—	—	(8.9)	(8.9)
Other	—	(1.4)	(2.8)	(2.7)	1.2	—	4.1	—	(1.6)	(3.7)	—	(6.4)	(11.7)
	—	—	(1.7)	(2.7)	1.2	—	4.1	—	0.9	(2.5)	—	47.6	46.0
Non-insurance:
Atlas	—	33.8	3.8	1.2	6.3	20.5	—	2.7	68.3	9.8	—	0.1	78.2
IIFL Finance	0.2	—	1.6	—	0.2	0.4	0.1	—	2.5	0.3	8.5	0.3	11.6
Eurobank	(0.1)	(8.7)	(2.6)	—	(1.8)	(2.8)	—	(2.6)	(18.6)	—	—	(5.5)	(24.1)
Astarta(1)	—	(6.9)	(6.4)	(3.9)	(6.1)	—	—	(2.3)	(25.6)	(1.5)	—	(3.7)	(30.8)
Resolute(1)	(7.4)	—	(12.4)	(5.7)	(7.3)	(2.9)	—	(4.1)	(39.8)	(13.0)	—	(24.2)	(77.0)
Quess(1)	(0.1)	—	(0.4)	—	—	—	—	—	(0.5)	(0.1)	(3.7)	(121.8)	(126.1)
Other	(3.8)	(6.4)	(7.0)	(4.1)	(4.2)	(6.1)	—	(11.9)	(43.5)	(8.8)	(54.0)	0.2	(106.1)
	(11.2)	11.8	(23.4)	(12.5)	(12.9)	9.1	0.1	(18.2)	(57.2)	(13.3)	(49.2)	(154.6)	(274.3)
Share of profit (loss) of associates	(11.2)	11.8	(25.1)	(15.2)	(11.7)	9.1	4.2	(18.2)	(56.3)	(15.8)	(49.2)	(107.0)	(228.3)
(1)    During the first six months of 2020 the company recorded non-cash impairment charges on its investments in Quess, Resolute and Astarta of $98.3, $56.5 and $26.3 respectively.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and six months ended June 30, 2021 and 2020 were comprised as follows:

	Second quarter
	2021			2020
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	97.8	414.3	512.1	13.3	106.8	120.1
Preferred stocks - convertible	0.7	(0.4)	0.3	—	1.9	1.9
Bonds - convertible	—	144.8	144.8	0.9	12.2	13.1
Other equity derivatives(1)(2)	139.2	(6.9)	132.3	50.1	80.1	130.2
Disposition of non-insurance associates	0.4	—	0.4	(9.2)	—	(9.2)
Deconsolidation of non-insurance subsidiaries(3)	94.1	—	94.1	—	—	—
Long equity exposures	332.2	551.8	884.0	55.1	201.0	256.1
Short equity exposures(2)	—	—	—	—	(96.6)	(96.6)
Net equity exposures and financial effects	332.2	551.8	884.0	55.1	104.4	159.5
Bonds(4)	27.4	15.6	43.0	69.2	412.6	481.8
U.S. treasury bond forward contracts	(8.2)	(6.1)	(14.3)	(45.8)	48.9	3.1
Preferred stocks(5)	—	442.7	442.7	—	8.5	8.5
CPI-linked derivatives	(1.8)	1.1	(0.7)	(123.3)	80.9	(42.4)
Other derivatives	(4.8)	7.8	3.0	14.5	(37.1)	(22.6)
Foreign currency	15.3	(39.9)	(24.6)	(99.1)	114.2	15.1
Disposition of insurance and reinsurance associate	6.0	—	6.0	—	—	—
Other	(1.0)	(47.9)	(48.9)	3.9	37.2	41.1
Net gains (losses) on investments	365.1	925.1	1,290.2	(125.5)	769.6	644.1

Net gains (losses) on bonds is comprised as follows:
Government bonds	1.1	(4.8)	(3.7)	59.3	(47.9)	11.4
U.S. states and municipalities	—	10.4	10.4	—	(2.8)	(2.8)
Corporate and other	26.3	10.0	36.3	9.9	463.3	473.2
	27.4	15.6	43.0	69.2	412.6	481.8

	First six months
	2021			2020
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)(6)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	179.4	825.6	1,005.0	232.2	(952.4)	(720.2)
Preferred stocks - convertible	0.7	3.2	3.9	—	2.4	2.4
Bonds - convertible	—	234.8	234.8	26.1	(36.3)	(10.2)
Other equity derivatives(1)(2)	216.4	350.8	567.2	69.4	(156.5)	(87.1)
Disposition of non-insurance associates	3.7	—	3.7	(6.8)	—	(6.8)
Deconsolidation of non-insurance subsidiary(3)	97.9	—	97.9	—	—	—
Long equity exposures	498.1	1,414.4	1,912.5	320.9	(1,142.8)	(821.9)
Short equity exposures(2)	—	—	—	(248.1)	25.7	(222.4)
Net equity exposures and financial effects	498.1	1,414.4	1,912.5	72.8	(1,117.1)	(1,044.3)
Bonds(4)	173.8	(296.4)	(122.6)	110.4	297.4	407.8
U.S. treasury bond forward contracts	29.1	(7.1)	22.0	(55.1)	(54.4)	(109.5)
Preferred stocks(5)	—	441.1	441.1	—	(12.1)	(12.1)
CPI-linked derivatives	(68.7)	70.8	2.1	(233.3)	241.9	8.6
Other derivatives	(70.1)	68.0	(2.1)	14.6	(51.2)	(36.6)
Foreign currency	(2.8)	(59.1)	(61.9)	(90.6)	(15.7)	(106.3)
Disposition of insurance and reinsurance associate	6.0	—	6.0	—	—	—
Other	(2.3)	(62.6)	(64.9)	(1.6)	(1.4)	(3.0)
Net gains (losses) on investments	563.1	1,569.1	2,132.2	(182.8)	(712.6)	(895.4)

Net gains (losses) on bonds is comprised as follows:
Government bonds	2.6	(39.9)	(37.3)	93.7	(1.1)	92.6
U.S. states and municipalities	—	12.2	12.2	3.2	(16.8)	(13.6)
Corporate and other	171.2	(268.7)	(97.5)	13.5	315.3	328.8
	173.8	(296.4)	(122.6)	110.4	297.4	407.8
(1)    Other equity derivatives include long equity total return swaps, equity warrants and options and the RiverStone Barbados purchase arrangement.
(2)    Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented in net change in unrealized gains (losses).
(3)    On April 29, 2021 Fairfax India completed the sale of Privi and recorded a net realized gain of $94.9.

(4)     Includes the derecognition of Seaspan debentures that were exchanged for Atlas preferred shares on June 11, 2021.
(5)    During June 2021, the company's associate Go Digit Infoworks Services Private Limited ("Digit") entered into agreements with certain third party investors whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") will raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the "transaction fair value"). The transactions are subject to customary closing conditions and regulatory approval, and are expected to close in the third quarter of 2021. The company estimated the fair value of Digit at June 30, 2021 using a probability weighted valuation model, attributing 60% weighting to the fair value determined through an internal discounted cash flow analysis and 40% weighting to the risk-adjusted transaction fair value, which resulted in the company recording a net unrealized gain of $425.0 inclusive of foreign exchange losses of $13.7), on its investment in Digit compulsory convertible preferred shares.
(6)    Amounts recorded in net realized gains (losses) in the first six months of 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of European Run-off on March 31, 2020.

Net equity exposure and financial effects: During the second quarter and first six months of 2021 the company's long equity exposures produced net gains of $884.0 and $1,912.5 compared to the second quarter and first six months of 2020 net equity exposure (long equity exposures net of short equity exposures) that produced net gains of $159.5 and net losses of $1,044.3. Net gains on long equity exposures of $884.0 in the second quarter of 2021 were primarily comprised of net gains on common stocks ($512.1), convertible bonds ($144.8), net gains from deconsolidation of non-insurance subsidiaries ($94.1, primarily from the sale of Privi), the RiverStone Barbados investment purchase arrangement ($69.2) and equity warrants and call options ($39.9). Net gains on long equity exposures of $1,912.5 in the first six months of 2021 were primarily comprised of net gains on common stocks ($1,005.0), long equity total return swaps ($383.3), convertible bonds ($234.8), equity warrants and options ($125.3) and the deconsolidation of non-insurance subsidiaries ($97.9, primarily from the sale of Privi). The company no longer held any short equity exposures and equity hedges in the first six months of 2021 compared to the second quarter and first six months of 2020 when short equity total return swaps produced net losses of $96.6 and $222.4.
Net gains on long equity exposures of $256.1 in the second quarter of 2020 were primarily comprised of net gains on common stocks ($120.1) and long equity total return swaps ($121.1). Net losses on long equity exposures of $821.9 in the first six months of 2020 were primarily comprised of net losses on common stocks ($720.2) and equity warrants and options ($135.8), partially offset by net gains on long equity total return swaps ($48.7).
Bonds: Net gains on bonds of $43.0 in the second quarter of 2021 (2020 - $481.8) were primarily comprised of net gains on corporate and other bonds ($36.3) and U.S. state and municipality bonds ($10.4), partially offset by India government bonds ($5.4). Net losses on bonds of $122.6 in the first six months of 2021 (2020 - net gains on bonds of $407.8) were primarily comprised of net losses on corporate and other bonds ($97.5), India government bonds ($15.2) and U.S. treasury bonds ($9.0).
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net losses of $0.7 and net gains of $2.1 in the second quarter and first six months of 2021 (2020 - net losses of $42.4 and net gains of $8.6). During the second quarter and first six months of 2021 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and France with notional amounts of $598.5 and $7,461.2 matured.
Foreign currency: Net losses on foreign currency in the second quarter and first six months of 2021 of $24.6 and $61.9 (2020 - net gains of $15.1 and net losses of $106.3) was comprised of foreign currency net losses on investing activities of $16.2 and $52.7 (principally related to strengthening of the U.S. dollar relative to the euro and the Indian rupee) and foreign currency contracts of $12.7 and $31.1, partially offset by foreign currency net gains on underwriting activities of $4.3 and $21.9.
Net gains (losses) on investments for the three and six months ended June 30, 2021 and 2020 for each of the Insurance and Reinsurance companies, Run-off, Non-insurance companies reporting segment, and Corporate and Other, were comprised as shown in the following tables:
Quarter ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	70.8	302.0	113.3	18.2	30.1	110.1	(0.6)	32.4	676.3	26.5	132.8	48.4	884.0
Bonds(1)	(0.3)	9.2	19.9	(0.3)	2.7	8.1	0.7	4.4	44.4	2.3	(0.1)	(3.6)	43.0
U.S. treasury bond forwards	—	(2.1)	(11.3)	—	—	0.1	—	—	(13.3)	(1.0)	—	—	(14.3)
Preferred stocks	1.8	1.6	0.3	0.2	0.3	0.7	438.7	(0.9)	442.7	—	—	—	442.7
CPI-linked derivatives	0.2	(0.4)	(0.1)	(0.1)	(0.3)	—	—	0.1	(0.6)	—	—	(0.1)	(0.7)
Foreign currency	(1.0)	(10.2)	(6.8)	(0.9)	(4.2)	12.3	(13.3)	3.7	(20.4)	(0.7)	(4.4)	0.9	(24.6)
Other	(0.2)	(4.6)	(14.0)	(9.1)	(12.6)	(13.5)	3.1	(7.4)	(58.3)	(4.6)	0.2	22.8	(39.9)
Net gains (losses) on investments	71.3	295.5	101.3	8.0	16.0	117.8	428.6	32.3	1,070.8	22.5	128.5	68.4	1,290.2

Quarter ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	12.0	(7.6)	41.5	7.6	12.8	34.3	11.0	24.9	136.5	6.1	7.5	106.0	256.1
Short equity exposures(1)	—	(47.3)	(49.4)	—	—	—	—	0.1	(96.6)	—	—	—	(96.6)
Bonds(1)	31.0	122.0	71.2	(10.0)	53.7	153.4	4.6	32.7	458.6	16.5	6.6	0.1	481.8
U.S. treasury bond forwards	—	(0.3)	2.9	0.2	(0.1)	—	—	—	2.7	0.4	—	—	3.1
Preferred stocks	2.2	1.5	0.7	0.6	0.8	2.4	—	0.3	8.5	—	—	—	8.5
CPI-linked derivatives	(1.4)	(6.5)	(1.7)	(4.1)	(6.5)	—	—	(22.3)	(42.5)	—	—	0.1	(42.4)
Foreign currency	(14.8)	(4.1)	2.3	1.2	17.0	5.3	(0.3)	(6.5)	0.1	0.6	16.1	(1.7)	15.1
Other	0.1	7.1	(4.5)	0.2	(0.2)	6.2	1.7	8.5	19.1	(0.9)	0.3	—	18.5
Net gains (losses) on investments	29.1	64.8	63.0	(4.3)	77.5	201.6	17.0	37.7	486.4	22.7	30.5	104.5	644.1

Six months ended June 30, 2021

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	185.1	522.4	219.9	44.4	53.0	208.7	2.6	88.5	1,324.6	76.6	189.5	321.8	1,912.5
Bonds(1)	1.0	(21.3)	(11.4)	(3.2)	(20.2)	(40.7)	(1.1)	(11.7)	(108.6)	(5.0)	(0.2)	(8.8)	(122.6)
U.S. treasury bond forwards	—	3.0	16.5	—	—	0.1	—	—	19.6	1.4	—	1.0	22.0
Preferred stocks	2.4	0.9	(0.1)	(0.1)	(0.1)	(0.4)	438.7	(0.2)	441.1	—	—	—	441.1
CPI-linked derivatives	1.5	1.0	0.2	0.1	0.3	—	—	(0.6)	2.5	—	—	(0.4)	2.1
Foreign currency	0.2	(27.4)	(10.7)	(1.2)	(9.9)	5.9	(12.4)	8.7	(46.8)	(3.5)	(6.7)	(4.9)	(61.9)
Other	(2.7)	(6.1)	(15.9)	(9.5)	(12.5)	(8.4)	(1.7)	(6.7)	(63.5)	(4.7)	10.5	(3.3)	(61.0)
Net gains (losses) on investments	187.5	472.5	198.5	30.5	10.6	165.2	426.1	78.0	1,568.9	64.8	193.1	305.4	2,132.2

Six months ended June 30, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Non-insurance companies	Corporate and Other	Consolidated
Long equity exposures(1)	(70.9)	(252.2)	(92.3)	(36.1)	(51.5)	(90.8)	0.7	(115.4)	(708.5)	(165.6)	(60.2)	112.4	(821.9)
Short equity exposures(1)	—	(82.3)	(118.1)	—	—	—	—	(12.9)	(213.3)	(9.1)	—	—	(222.4)
Bonds(1)	(1.3)	97.4	70.6	(4.9)	68.6	146.8	2.8	12.0	392.0	19.7	2.3	(6.2)	407.8
U.S. treasury bond forwards	—	(20.7)	(54.6)	(23.9)	(3.2)	—	—	—	(102.4)	(7.1)	—	—	(109.5)
Preferred stocks	(4.2)	(2.5)	(1.1)	(0.7)	(1.1)	(3.1)	0.8	(0.2)	(12.1)	—	—	—	(12.1)
CPI-linked derivatives	(1.2)	2.7	0.9	0.6	1.4	—	—	1.2	5.6	2.0	—	1.0	8.6
Foreign currency	(19.6)	22.6	0.5	(0.1)	(14.5)	(28.7)	(28.4)	10.3	(57.9)	3.9	(45.2)	(7.1)	(106.3)
Other	(0.4)	(9.6)	(11.5)	0.5	(7.1)	(6.3)	0.1	3.5	(30.8)	0.8	(8.1)	(1.5)	(39.6)
Net gains (losses) on investments	(97.6)	(244.6)	(205.6)	(64.6)	(7.4)	17.9	(24.0)	(101.5)	(727.4)	(155.4)	(111.2)	98.6	(895.4)
(1)    Long equity exposures, short equity exposures and bonds as presented in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three and six months ended June 30, 2021 and 2020 was comprised as follows:

	Second quarter		First six months
	2021	2020	2021	2020
Interest expense on borrowings:
Holding company	67.3	61.6	179.0	112.1
Insurance and reinsurance companies	10.8	12.8	22.3	26.5
Non-insurance companies(1)	23.5	31.5	50.9	67.3
	101.6	105.9	252.2	205.9
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.3	4.5	9.0	9.7
Non-insurance companies	11.9	11.8	22.7	22.3
	16.2	16.3	31.7	32.0

Interest expense	117.8	122.2	283.9	237.9
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in the second quarter and first six months of 2021 principally reflected the issuance on April 29, 2020 of $650.0 principal amount of 4.625% senior notes due 2030 and the issuance on March 3, 2021 of $600.0 principal amount of 3.375% senior notes due 2031, partially offset by decreased borrowings and interest rates on the $2.0 billion unsecured revolving credit facility. The increase in interest expense in the first six months of 2021 also reflected the loss of $45.7 on redemption of the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due 2023.
The decrease in interest expense on borrowings at the insurance and reinsurance companies in the second quarter and first six months of 2021 principally reflected the redemption of Odyssey senior notes on March 15, 2021 and June 15, 2021 and the reset of the interest rate from 6.625% to 3.6757% on Brit's £135.0 subordinate debt in December 2020. The decrease in interest expense in the first six months of 2021 also reflected the deconsolidation of European Run-off's borrowings on March 31, 2020.
The decrease in interest expense on borrowings at the non-insurance companies in the second quarter and first six months of 2021 principally reflected the deconsolidation of CIG's borrowings on December 8, 2020, the deconsolidation of Privi's borrowings on April 20, 2021 and decreased interest expense at Fairfax India (due to lower borrowings on its senior notes upon refinancing on February 26, 2021, and lower borrowings and interest rates at NCML), partially offset by the consolidation of Farmers Edge's borrowings on July 1, 2020.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
For further details of the company's borrowings refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and six months ended June 30, 2021 and note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020.

Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	Second quarter		First six months
	2021	2020	2021	2020
Fairfax corporate overhead	47.4	52.7	88.2	108.7
Subsidiary holding companies' corporate overhead	16.4	14.1	31.0	22.5
Subsidiary holding companies' non-cash intangible asset amortization(1)	23.3	23.4	46.5	47.0
Total corporate overhead(2)	87.1	90.2	165.7	178.2
Holding company interest and dividends	(8.4)	(17.8)	(28.1)	(33.9)
Holding company share of (profit) loss of associates	(11.9)	(54.4)	(13.9)	107.0
Investment management and administration fees and other(3)	(87.0)	(20.2)	(186.4)	(1.4)
	(20.2)	(2.2)	(62.7)	249.9
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    Presented as consolidated corporate overhead in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2021.
(3)    Presented as a consolidation elimination in note 17 (Segmented Information) to the interim consolidated financial statements for the three and six months ended June 30, 2021.
Fairfax corporate overhead decreased to $47.4 and $88.2 in the second quarter and first six months of 2021 from $52.7 and $108.7 in the second quarter and first six months of 2020, primarily reflecting decreased legal fees. The decrease in the second quarter of 2021 was partially offset by increased employee compensation expenses.
Subsidiary holding companies' corporate overhead increased to $16.4 and $31.0 in the second quarter and first six months of 2021 from $14.1 and $22.5 in the second quarter and first six months of 2020, primarily reflecting increases in charitable donations and consulting fees (principally related to implementation costs of IFRS 17 Insurance Contracts of $4.2 and $6.5 in the second quarter and first six months of 2021), partially offset by lower net costs related to insurance agents and brokers and decreased employee compensation expenses at Allied World.
Subsidiary holding companies' non-cash intangible asset amortization of $23.3 and $46.5 in the second quarter and first six months of 2021 (2020 - $23.4 and $47.0) primarily related to amortization of intangible assets at Allied World and Crum & Forster.

Investment management and administration fees and other of $87.0 and $186.4 in the second quarter and first six months of 2021 (2020 - $20.2 and $1.4) were primarily comprised of investment and administration fee income of $87.4 and $186.0 (2020 - $33.0 and $14.1), partially offset by consolidation eliminations. The increase in investment and administration fee income in the second quarter and first six months of 2021 primarily reflected increased investment management fees earned and a performance fee accrual from Fairfax India and increased investment management fees from insurance and reinsurance subsidiaries (as a result of increased investment portfolio values).
Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes
For details of the provision for (recovery of) income taxes in the second quarters and first six months of 2021 and 2020, see note 13 (Income Taxes) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

Segmented Balance Sheet
The company's segmented balance sheets as at June 30, 2021 and December 31, 2020 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	June 30, 2021					December 31, 2020
	Insurance and reinsurance companies	Run-off	Non-insurance companies	Corporate and eliminations(5)	Consolidated	Insurance and reinsurance companies	Run-off	Non-insurance companies	Corporate and eliminations(5)	Consolidated
Assets
Holding company cash and investments	812.3	—	—	668.3	1,480.6	598.1	—	—	654.1	1,252.2
Insurance contract receivables	7,465.2	2.3	—	(304.6)	7,162.9	6,052.5	8.4	—	(244.8)	5,816.1
Portfolio investments(1)(2)	41,576.0	1,605.2	2,160.7	529.4	45,871.3	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Assets held for sale	—	—	174.0	42.3	216.3	—	—	—	—	—
Deferred premium acquisition costs	1,797.2	—	—	(40.9)	1,756.3	1,574.4	—	—	(30.7)	1,543.7
Recoverable from reinsurers	12,513.1	441.8	—	(1,317.9)	11,637.0	11,254.2	453.7	—	(1,174.7)	10,533.2
Deferred income tax assets	311.7	0.2	60.4	141.2	513.5	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	3,561.4	40.9	2,559.1	0.1	6,161.5	3,586.2	41.1	2,601.8	—	6,229.1
Due from affiliates	244.1	360.0	—	(604.1)	—	222.6	357.7	3.8	(584.1)	—
Other assets	1,512.0	77.2	3,548.3	312.2	5,449.7	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in affiliates(3)	167.9	29.3	—	(197.2)	—	153.2	29.3	—	(182.5)	—
Total assets	69,960.9	2,556.9	8,502.5	(771.2)	80,249.1	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Liabilities
Accounts payable and accrued liabilities	2,016.7	67.6	2,423.1	458.2	4,965.6	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	104.1	0.2	48.2	67.2	219.7	114.9	1.1	50.0	23.4	189.4
Due to affiliates	156.7	—	169.1	(325.8)	—	8.3	—	117.6	(125.9)	—
Liabilities associated with assets held for sale	—	—	114.3	(1.2)	113.1	—	—	—	—	—
Deferred income tax liabilities	208.9	—	197.2	4.2	410.3	152.7	—	197.7	6.0	356.4
Insurance contract payables	4,241.4	11.7	—	(348.1)	3,905.0	3,224.2	11.6	—	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	31,641.6	1,853.2	—	(1,108.6)	32,386.2	29,809.4	2,023.3	—	(1,023.4)	30,809.3
Provision for unearned premiums(4)	10,095.0	—	—	(199.6)	9,895.4	8,550.1	—	—	(152.6)	8,397.5
Borrowings	851.5	—	1,827.1	6,138.4	8,817.0	1,033.4	—	2,192.5	5,588.1	8,814.0
Total liabilities	49,315.9	1,932.7	4,779.0	4,684.7	60,712.3	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7

Equity
Shareholders' equity attributable to shareholders of Fairfax	19,046.1	624.2	1,749.5	(6,069.2)	15,350.6	17,117.4	506.0	1,385.9	(5,152.7)	13,856.6
Non-controlling interests	1,598.9	—	1,974.0	613.3	4,186.2	1,521.7	—	1,838.9	310.1	3,670.7
Total equity	20,645.0	624.2	3,723.5	(5,455.9)	19,536.8	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3
Total liabilities and total equity	69,960.9	2,556.9	8,502.5	(771.2)	80,249.1	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0
(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Includes investment in associate held for sale at June 30, 2021 of $729.5 (December 31, 2020 - $729.5). See note 6 (Investments in Associates) and note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2021.
(3)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(4)    Included in insurance contract liabilities on the consolidated balance sheet.
(5)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Consolidated Balance Sheet Summary
Changes to the assets and liabilities in the company's consolidated balance sheet at June 30, 2021 compared to December 31, 2020 were primarily due to net unrealized appreciation of equity and equity-related holdings, increased business volumes at the insurance and reinsurance operations, the consolidation of Singapore Re, Fairfax India's deconsolidation of Privi, initial public offerings by Farmers Edge and Boat Rocker, and the classification of Mosaic Capital and certain assets and liabilities of Recipe as held for sale.
Holding company cash and investments increased to $1,480.6 ($1,413.4 net of $67.2 of holding company derivative obligations) at June 30, 2021 from $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020. Significant cash movements at the holding company during the second quarter and first six months of 2021 are set out in the Financial Condition section of this MD&A under the heading "Liquidity".
Insurance contract receivables increased by $1,346.8 to $7,162.9 at June 30, 2021 from $5,816.1 at December 31, 2020, primarily reflecting higher insurance and reinsurance premiums receivable due to increased business volumes and the normal lag in the associated premium collection (principally at Odyssey Group, Allied World and Brit).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $45,871.3 ($45,718.8 net of subsidiary derivative obligations) at June 30, 2021 compared to $42,108.6 ($41,942.0 net of subsidiary derivative obligations) at December 31, 2020. The increase of $3,776.8 principally reflected net unrealized appreciation of common stocks, preferred stocks, long equity total return swap derivative contracts, convertible bonds and the consolidation of Singapore Re's investment portfolio ($311.0), in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $2,179.2, primarily reflecting the reinvestment of proceeds from net sales of short to mid-dated high quality corporate bonds into U.S. treasury short term investments.
Bonds (including bonds pledged for derivative obligations) decreased by $329.3 primarily reflecting net sales of short to mid-dated high quality corporate bonds and the exchange of certain debentures issued by Seaspan for newly-issued Atlas preferred shares, partially offset by net purchases of India government bonds and first mortgage loans, and the consolidation of Singapore Re.
Common stocks increased by $792.2 primarily reflecting net unrealized appreciation.
Investments in associates increased by $311.4 primarily reflecting share of profits of associates of $119.7, the commencement of the equity method of accounting for Gulf Insurance Company pursuant to the RiverStone Barbados investment purchase arrangement and an additional investment in Helios Fairfax Partners, partially offset by share of accumulated other comprehensive losses of associates (principally foreign currency losses) and the recognition of distributions and dividends from associates and joint ventures.
Derivatives and other invested assets, net of derivative obligations increased by $113.6 primarily reflecting net unrealized gains on equity warrants and the consolidation of Singapore Re, partially offset by lower net receivables from counterparties and higher net payables to counterparties on long equity total return swaps.
Recoverable from reinsurers increased by $1,103.8 to $11,637.0 at June 30, 2021 from $10,533.2 at December 31, 2020, primarily due to increased business volumes (principally at Allied World, Odyssey Group and Fairfax Brasil), the consolidation of Singapore Re and an increase in reinsurers' share of unearned premium at Brit reflecting the higher proportion of reinsurance contracts which renew in the first half of the year and the purchase of multi-year reinsurance protection for a range of U.S. catastrophe perils in the first quarter of 2021.
Deferred income tax assets decreased by $200.4 to $513.5 at June 30, 2021 from $713.9 at December 31, 2020, primarily reflecting the utilization of operating losses and timing differences in the U.S. due to positive operating results.
Goodwill and intangible assets decreased by $67.6 to $6,161.5 at June 30, 2021 from $6,229.1 at December 31, 2020, primarily reflecting the amortization of intangible assets, the deconsolidation of Privi by Fairfax India and the classification of Mosaic Capital and Milestones (by Recipe) as held for sale, partially offset by intangible asset additions and the effect of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar).
Other assets decreased by $407.5 to $5,449.7 at June 30, 2021 from $5,857.2 at December 31, 2020, primarily reflecting the deconsolidation of Privi by Fairfax India, the classification of Mosaic Capital as held for sale, and decreases in prepaid losses on claims and premises and equipment (primarily reflecting amortization and disposals).
Accounts payable and accrued liabilities decreased by $30.5 to $4,965.6 at June 30, 2021 from $4,996.1 at December 31, 2020, primarily reflecting decreased cash collateral from counterparties to derivative contracts, payments of annual bonuses and the classification of Mosaic Capital as held for sale, partially offset by increases in income taxes payable and amounts payable for securities purchased but not yet settled.

Deferred income tax liabilities increased by $53.9 to $410.3 at June 30, 2021 from $356.4 at December 31, 2020 principally due to unrealized gains on investments and a U.K. tax rate increase that became substantially enacted in 2021.
Insurance contracts payable increased by $941.0 to $3,905.0 at June 30, 2021 from $2,964.0 at December 31, 2020, primarily reflecting an increase in premiums payable to reinsurers (primarily at Brit) due to an increase in premiums ceded and timing of associated payments and a higher balance of claim payments pending bank clearance (principally at Odyssey Group).
Provision for losses and loss adjustment expenses increased by $1,576.9 to $32,386.2 at June 30, 2021 from $30,809.3 at December 31, 2020, primarily reflecting increased business volumes (principally at Allied World and Odyssey Group), catastrophe losses, and the consolidation of Singapore Re, partially offset by net favourable prior year reserve development, the impact of strengthening of the U.S. dollar relative to numerous currencies and Run-off's continued progress settling its claims liabilities.
Non-controlling interests increased by $515.5 to $4,186.2 at June 30, 2021 from $3,670.7 at December 31, 2020, primarily reflecting initial public offerings and related capital transactions at Farmers Edge and Boat Rocker ($242.6), non-controlling interests' share of net earnings ($95.4) and Eurolife's investment in a Fairfax consolidated internal investment fund ($80.0). For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three and six months ended June 30, 2021 and to the Components of Net Earnings section of this MD&A, under the heading "Non-insurance companies".
Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its provision for losses and loss adjustment expenses, unearned premiums and other insurance contract liabilities, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. Float of the insurance and reinsurance operations increased by 6.6% to $24,209.6 at June 30, 2021 from $22,705.0 at December 31, 2020, principally reflecting increased business volumes at Allied World, Odyssey Group, Northbridge and Crum & Forster, and the consolidation of Singapore Re.

Financial Risk Management
There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at June 30, 2021 compared to those identified at December 31, 2020 and disclosed in the company’s 2020 Annual Report, other than as described in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

Financial Condition
    Capital Management
For a detailed analysis, see note 16 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and six months ended June 30, 2021.

    Liquidity
Holding company cash and investments at June 30, 2021 was $1,480.6 ($1,413.4 net of $67.2 of holding company derivative obligations) compared to $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020.
Significant cash and investment movements at the holding company during the first six months of 2021 included the following cash inflows: net proceeds of $666.2 from the March 1, 2021 offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031, net proceeds of $583.8 from the March 3, 2021 offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031, net cash received of $296.6 in connection with long equity total return swap derivative contracts and dividends of $212.0 from insurance and reinsurance companies.
Significant cash and investment movements at the holding company during the first six months of 2021 included the following cash outflows: use of net proceeds received from the Cdn$850.0 offering to redeem on March 29, 2021 the $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and the $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023 (a loss of $45.7 on redemption of these senior notes was recorded as interest expense), payment of common and preferred share dividends ($294.6), a net repayment on the credit facility ($200.0), capital contributions to U.S. Run-off ($90.0), the redemption on June 15, 2021 and March 15, 2021 by Odyssey Group of $40.0 and $50.0 principal amount of its unsecured senior notes upon maturity, and purchases of subordinate voting shares for cancellation of $57.2 and for treasury of $90.8 (for use by the company for share-based payment awards).
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.

The company believes that holding company cash and investments, net of holding company derivative obligations, at June 30, 2021 of $1,413.4 provides more than sufficient liquidity to meet the holding company’s remaining known obligations in 2021. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the remainder of its $2.0 billion unsecured revolving credit facility. For further details of the credit facility, refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and six months ended June 30, 2021.
The holding company's known significant commitments for the remainder of 2021 consist of payments of interest and corporate overhead expenses, preferred share dividends, income taxes and for other investment related activities. The company may also in 2021 make payments related to its credit facility, derivative contracts and capital support for its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets). The holding company's next scheduled maturity of unsecured senior notes is in 2024.
During the first six months of 2021 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $2,179.2 primarily reflecting the re-investment of proceeds from the sales and maturities of short-dated U.S. treasury bonds and of short to mid-dated high quality U.S. corporate bonds into U.S. treasury and Canadian provincial short-term investments.
The following table presents major components of cash flow for the first six months of 2021 and 2020:

	First six months
	2021	2020
Operating activities
Cash provided by operating activities before net purchases of investments classified at FVTPL	1,847.5	873.9
Net purchases of investments classified at FVTPL	(145.4)	(851.8)
Investing activities
Net sales of investments in associates	4.9	18.6
Purchases of subsidiaries, net of cash acquired	7.4	—
Net purchases of investment property	(1.5)	(2.1)
Proceeds from sale of insurance subsidiaries, net of cash divested	85.4	221.7
Proceeds from sale of non-insurance subsidiaries, net of cash divested	169.2	—
Net purchases of premises and equipment and intangible assets	(157.2)	(139.4)
Increase in restricted cash for purchase of subsidiary	(26.0)	—
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	1,250.0	645.0
Repayments of borrowings - holding company and insurance and reinsurance companies	(806.4)	(0.2)
Net borrowings from (repayments to) holding company revolving credit facility	(200.0)	970.0
Net borrowings from other revolving credit facilities - holding company and insurance and reinsurance companies	60.0	—
Net proceeds from borrowings - non-insurance companies	465.2	56.8
Repayments of borrowings - non-insurance companies	(561.2)	(40.8)
Net borrowings from (repayments to) revolving credit facilities and short term loans - non-insurance companies	(144.5)	206.7
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	(32.5)	(31.1)
Principal payments on lease liabilities - non-insurance companies	(78.1)	(81.3)
Purchases of subordinate voting shares for treasury	(90.8)	(120.2)
Purchases of subordinate voting shares for cancellation	(57.2)	(67.0)
Issuances of subsidiary shares to non-controlling interests	317.0	—
Purchases of subsidiary shares from non-controlling interests	(51.8)	(21.6)
Common and preferred share dividends paid	(294.6)	(297.6)
Dividends paid to non-controlling interests	(143.7)	(153.1)
Increase in cash and cash equivalents during the period	1,415.7	1,186.5
Operating activities for the six months ended June 30, 2021 and 2020
Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $1,847.5 in 2021 from $873.9 in 2020, principally reflecting higher net premium collections and lower net paid losses, partially offset by lower interest and dividends received and higher income taxes paid. Refer to the consolidated statements of cash flows and to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and six months ended June 30, 2021 for details of operating activities, including net purchases of investments classified at FVTPL.

Investing activities for the six months ended June 30, 2021 and 2020
Proceeds from sale of insurance subsidiaries, net of cash divested of $85.4 in 2021 primarily reflected Allied World's sale of its majority interest in Vault Insurance.
Proceeds from sale of insurance subsidiaries, net of cash divested of $221.7 in 2020 reflected the contribution of European Run-off to a joint venture, RiverStone Barbados.
Proceeds from sale of non-insurance subsidiaries, net of cash divested of $169.2 in 2021 primarily reflected Fairfax India's sale of its 48.8% equity interest in Privi.
Financing activities for the six months ended June 30, 2021 and 2020
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $1,250.0 in 2021 principally reflected net proceeds from the issuances of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 and $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031.
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $645.0 in 2020 reflected net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030.
Repayments - holding company and insurance and reinsurance companies of $806.4 in 2021 primarily reflected the company's use of the net proceeds from its $671.6 (Cdn$850.0) offering to redeem on March 29, 2021 its $353.5 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and $317.1 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023 (incurring a loss of $45.7 on redemption of these senior notes), and the redemptions by Odyssey Group of $50.0 and $40.0 principal amounts of its unsecured senior notes upon maturity.
Net repayments on the holding company revolving credit facility of $200.0 in 2021 compared to net borrowings of $970.0 in 2020 reflected the company's draw on its credit facility in 2020 as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment.
Net proceeds from borrowings - non-insurance companies of $465.2 in 2021 primarily reflected net proceeds from Fairfax India's issuance of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028.
Repayments - non-insurance companies of $561.2 in 2021 primarily reflected Fairfax India's repayment of its $550.0 floating rate term loan using the net proceeds of its senior notes issuance described above.
Net repayments to revolving credit facilities and short term loans - non-insurance companies of $144.5 in 2021 primarily reflected repayments by Boat Rocker upon completion of its initial public offering, and Sporting Life's partial repayment of its revolving credit facility.
Net borrowings from revolving credit facilities and short term loans - non-insurance companies of $206.7 in 2020 primarily reflected Recipe's borrowing on its revolving credit facility.
Issuances of subsidiary shares to non-controlling interests of $317.0 in 2021 primarily reflected initial public offerings by Farmers Edge and Boat Rocker, Eurolife's investment in a Fairfax consolidated internal investment fund, and a third party's investment in Brit's Ki Insurance subsidiary.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at June 30, 2021 was $14,015.1 or $540.62 per basic share compared to $12,521.1 or $478.33 per basic share at December 31, 2020, representing an increase per basic share in the first six months of 2021 of 13.0% (an increase of 15.2% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2021). During the first six months of 2021 the number of basic shares decreased primarily as a result of purchases of 137,923 subordinate voting shares for cancellation and net purchases of 114,280 subordinate voting shares for treasury (for use by the company for share-based payment awards). At June 30, 2021 there were 25,924,303 common shares effectively outstanding.

As described in note 5 (Cash and Investments) and note 6 (Investment in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2021, during June 2021, the company recorded a net unrealized gain of $425.0 on its investment in Digit compulsorily convertible preference shares, representing on an after-tax basis a benefit to book value per basic share of $14.60. Upon closing of the Digit Insurance equity issuance in the third quarter, and upon final approval by the Indian government of its previously announced intention to increase foreign ownership limits from 49.0% to 74.0% and the company obtaining regulatory approval specific to its holdings in Digit, the company anticipates recording an additional gain of approximately $1.4 billion, representing on an after-tax basis an increase per basic share of approximately $46.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and certain consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at June 30, 2021 was $754.2 (December 31, 2020 - pre-tax deficiency of $662.6).

	June 30, 2021			December 31, 2020
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	1,137.7	1,226.0	(88.3)	799.9	1,166.3	(366.4)
Atlas	1,291.3	865.0	426.3	978.9	900.1	78.8
Quess	524.1	526.3	(2.2)	356.4	542.7	(186.3)
All other	1,487.6	1,263.8	223.8	1,169.4	1,154.0	15.4
	4,440.7	3,881.1	559.6	3,304.6	3,763.1	(458.5)

Non-insurance companies(2):
Restaurants and other(3)	947.6	925.6	22.0	454.2	601.3	(147.1)
Fairfax India	568.2	406.4	161.8	402.4	405.0	(2.6)
Thomas Cook India	272.3	261.5	10.8	160.0	214.4	(54.4)
	1,788.1	1,593.5	194.6	1,016.6	1,220.7	(204.1)
	6,228.8	5,474.6	754.2	4,321.2	4,983.8	(662.6)

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2021, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Recipe, Thomas Cook India (including its share of Quess), Dexterra Group, Boat Rocker and Farmers Edge.
(2)    The fair values of the company's investments in market traded non-insurance companies - Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three and six months ended June 30, 2021, less the subsidiary's non-controlling interests as presented in note 11 (Total Equity) to those interim consolidated financial statements. Thomas Cook India's fair value and adjusted carrying value include preferred shares held by the company.
(3)    Comprised of Recipe, Dexterra Group, Boat Rocker and Farmers Edge. Boat Rocker and Farmers Edge were included commencing in 2021 upon completion of their respective initial public offerings.

Non-insurance associates
The following is a reconciliation of the fair value and carrying value of non-insurance associates as presented in the table above to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

	June 30, 2021		December 31, 2020
	Fair value	Carrying value	Fair value	Carrying value
Non-insurance associates as presented in the table above	4,440.7	3,881.1	3,304.6	3,763.1
Fairfax India's associates	2,669.1	1,301.2	2,267.5	1,328.3
Thomas Cook India's associates	15.9	16.5	11.9	17.7
Associates held by Restaurants and other	12.7	12.7	25.8	25.8
As presented in the consolidated financial statements	7,138.4	5,211.5	5,609.8	5,134.9

Non-insurance companies
Recipe, Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge are subsidiaries that are consolidated in the Non-insurance companies reporting segment. Their assets, liabilities and equity are included in the company's consolidated balance sheet as presented in the table below, and their aggregate adjusted carrying value at June 30, 2021 of $1,593.5 (December 31, 2020 - $1,220.7), a non-IFRS measure, is equal to their shareholders’ equity attributable to shareholders of Fairfax.

	June 30, 2021	December 31, 2020

Portfolio investments	2,373.7	2,112.0
Assets held for sale	30.8	—
Deferred income tax assets	30.8	24.0
Goodwill and intangible assets	2,252.8	1,705.2
Other assets	1,855.2	1,861.3
Total assets	6,543.3	5,702.5

Accounts payable and accrued liabilities	1,666.3	1,303.2
Liabilities associated with assets held for sale	3.7	—
Deferred income tax liabilities	140.8	139.2
Borrowings - non-insurance companies	1,196.9	1,270.0
Total liabilities	3,007.7	2,712.4

Shareholders’ equity attributable to shareholders of Fairfax	1,593.5	1,220.7
Non-controlling interests	1,942.1	1,769.4
Total equity	3,535.6	2,990.1
Total liabilities and equity	6,543.3	5,702.5
Normal course issuer bid
Following the expiry on September 29, 2020 of its then current normal course issuer bid, on September 30, 2020 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2021, to acquire up to 2,455,854 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.
    Contingencies and Commitments
For a description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and six months ended June 30, 2021.

Quarterly Data (unaudited)

	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Income	6,831.0	5,998.2	6,578.1	4,992.6	5,065.1	3,159.1	5,533.0	4,925.9
Net earnings (loss)	1,280.2	822.6	958.4	41.8	426.3	(1,389.1)	502.7	74.4
Net earnings (loss) attributable to shareholders of Fairfax	1,201.4	806.0	909.1	133.7	434.9	(1,259.3)	672.0	68.6
Net earnings (loss) per share	$45.79	$30.44	$34.28	$4.66	$16.00	$(47.38)	$24.62	$2.13
Net earnings (loss) per diluted share	$43.25	$28.91	$32.68	$4.44	$15.26	$(47.38)	$23.58	$2.04
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.